Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders
April 11, 2024
Management Proxy Circular

RBC

Caution regarding forward-looking statements

From time to time, Royal Bank of Canada and its subsidiaries (collectively, RBC, the bank, we, us or our) make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this management proxy circular (circular), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this circular include, but are not limited to, statements relating to the expected timing and business of the annual meeting of shareholders, our approach to compensation, our approach to managing environmental, social and governance (ESG) matters, including our ESG-related objectives, vision, commitments, goals, metrics and, targets (including our diversity goals, our initial 2030 interim emissions reduction targets (interim targets) and our ultimate goal of achieving net-zero in our lending by 2050, our commitment to help our clients as they transition to net-zero, our commitment to advance net-zero leadership in our own operations and our Purpose Framework), our strategies to identify, mitigate and adapt to ESG-related risks, our approach to ESG-related opportunities, the risk environment and the effectiveness of our risk monitoring and statements made by our President and Chief Executive Officer and our Chair of the Board. The forward-looking statements contained in this circular represent the views of management and are presented for the purpose of assisting our stakeholders in understanding our vision, commitments, goals and targets, as well as the ways we intend to address ESG matters, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “expectation”, “aim”, “achieve”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “strive”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our ESG-related or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to, the need for more and better ESG-related data and standardization of ESG-related measurements and methodologies (including climate data, diversity metrics, and social indicators); climate-related conditions and weather events; the need for active and continuing participation and action of various stakeholders (including governmental and non-governmental organizations, other financial institutions, businesses and individuals); technological advancements; the evolution of consumer behaviour; evolving social views on ESG-related topics; varying decarbonization efforts across economies; the need for thoughtful climate policies around the world; the challenges of balancing emission reduction targets with an orderly and inclusive transition and geopolitical factors that impact global energy needs; our ability to gather, analyze and verify data; our ability to successfully implement various initiatives (including ESG-related initiatives) throughout the bank under expected time frames, the risk that initiatives will not be completed within a specified period, or at all, or with the results or outcome as originally expected or anticipated by the bank; the compliance of various third parties with agreements, our policies and procedures and their commitments to us; financial market conditions; our business operations; our financial results, condition and objectives; regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines); and cyber, strategic, reputation, legal and regulatory environment, competitive, model and systemic risks and other risks discussed in the risk sections of our annual report for the year ended October 31, 2023 (2023 annual report) and the Risk management section of our quarterly report to shareholders for the three-month period ended January 31, 2024 (Q1 2024 report to shareholders). Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 annual report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this circular are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2023 annual report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2024 report to shareholders and as may be updated further by subsequent quarterly reports. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2023 annual report and in the Risk management section of our Q1 2024 report to shareholders, which may be updated further by subsequent quarterly reports.

Please see the reverse of the back cover of this circular for an important notice regarding information in this circular about RBC’s ESG-related (including climate- and diversity-related) objectives, vision, commitments, goals, metrics and targets.

Royal Bank of Canada

Royal Bank of Canada

Notice of annual meeting of common shareholders

When

Thursday, April 11, 2024

9:30 a.m. (Eastern Time)

Where

Via live webcast online:

at web.lumiagm.com/439412600

In person:

Toronto Congress Centre

North Building

1020 Martin Grove Road

Toronto, Ontario

Please visit our website at rbc.com/annualmeetings in advance of the meeting for the most current information about attending the meeting.

Business of the meeting

At the meeting, shareholders will:

⬛  Receive our financial statements for the years ended October 31, 2023 and 2022 and the related auditor’s reports

⬛  Elect directors

⬛   Appoint our auditor

⬛  Have a say on our approach to executive compensation

⬛ Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and

⬛  Transact any other business that may properly come before the meeting.

For more information about how to vote and attend the meeting, see pages 8 to 11 of the proxy circular.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

February 13, 2024

Your vote is important!

We encourage you to read the proxy circular before exercising your vote.

Unless you intend to vote at the meeting, please vote as early as possible so your RBC common shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024.

See pages 8 to 10 of the proxy circular for detailed instructions on how to vote.

Royal Bank of Canada

Fellow shareholders, We are pleased to invite you to this year’s annual meeting, which will be held on April 11, 2024, at 9:30 a.m. (Eastern Time).

Resiliency and growth

We are living in a time of historic transition as growing geopolitical tensions, the unprecedented pace of technological change and the continuing impact of climate change are all contributing to the increasingly complex environment our society is navigating. At the same time, higher interest rates and the rising cost of living are putting a strain on people and families, contributing to greater inequalities in our communities and putting fiscal spending pressures on governments.

RBC is an all-weather bank that’s built to perform through the economic cycle. Yet resiliency means more than that to us. It means serving as a stabilizing force for our 17+ million clients and the thousands of communities they call home. It means upholding and honouring our foundational role of keeping our economy moving and balancing the needs of four key stakeholders – clients, employees, communities and shareholders – while positioning our franchise to transform in ways that capture growth today and in the future.

In 2023, we generated nearly $15 billion in earnings and a Return on Equity of 14.2 per cent. We also returned $7.4 billion in dividends to our common shareholders.

Our solid financial results reflect the strength of our diversified business model, scale, strong balance sheet and prudent risk management. We maintained market-leading positions in areas of strategic importance and, in many cases, grew market share. In a year of volatility and uncertainty, many turned to RBC as a source of strength and stability. Our Canadian Banking business added approximately 650,000 net new clients, up more than 60 per cent from last year, a strong reflection of the differentiated experiences and meaningful value we create for those we serve.

We made transformative moves that will provide material long-term benefit for our franchise. The proposed addition of HSBC Bank Canada (HSBC Canada)1 will give us a chance to take our client experience to the next level and further position RBC as the bank of choice for newcomers to Canada and internationally connected Canadian clients. In our second home market – the United States – we are focusing efforts to more deeply integrate our U.S. Wealth Management (including City National Bank) and Capital Markets businesses to deliver a more holistic experience for our clients. And by bringing together the complementary teams of RBC Brewin Dolphin and RBC Wealth Management in Europe, we are positioned to capitalize on the size and scale of one of the largest wealth management firms on the continent.

Responsibility for one another

As a trusted partner to clients and communities around the world, RBC and its people are in a position to make progress possible toward a more inclusive, sustainable and prosperous future – but we need to sharpen our focus on where we believe we can make the most positive difference. That’s one reason why we introduced our Purpose Framework – Powering Ideas for People and PlanetTM. It aims to create clarity and structure around three societal ambitions where RBC can have a meaningful

1	The targeted close date for the proposed acquisition of HSBC Canada is March 28, 2024, subject to the satisfaction of customary closing conditions.

Royal Bank of Canada

impact. Building on existing environmental, social and governance priorities, RBC plans to help accelerate the transition to a greener economy, equip people with skills for a thriving future and drive more equitable prosperity in its communities.

We are progressing well on our commitment to facilitate $500 billion in sustainable finance1 by 2025. In addition, we’re accelerating our strategy by clearly and actively sharing what we’re doing to help get our clients and the communities we serve to transition to net-zero.

In November 2023, we released the Client Engagement Approach on Climate – Energy Sector2, which formalizes RBC Capital Markets’ approach to engagement with its energy sector clients on their plans for the energy transition3.

Earlier in 2023, we also launched the RBC Climate Action Institute, which brings together economists, policy analysts and business strategists to help research and advance ideas that can contribute to Canada’s climate progress. And we continued to make products and services that accelerate the transition to a greener economy accessible to Canadian consumers, including advisory solutions to support the electric vehicle and home retrofit markets in Canada.

Doing the right things, the right way

For the fifth year in a row, RBC was recognized as the most valuable Canadian brand, as well as the fourth most valuable financial services brand in the world4. This distinction signals the progress we continually make towards our vision of being among the world’s most trusted and successful financial institutions, with trust being the operative word.

Earning and maintaining the public’s trust comes down to doing the right things, in the right way. This is at the core of how we approach every deliberation around the boardroom table. The appointments of Barry Perry and Amanda Norton as directors add important perspectives and expertise to the board’s ongoing duties and discussions. We also want to express our gratitude to Bridget van Kralingen, who is retiring from the board after nearly 13 years of service.

Your vote

Join us on April 11 to vote on important matters. Please consider the information set out in this proxy circular and vote online, by phone or by completing and sending in your proxy or voting instruction form prior to the meeting.

We thank you for your continued support and look forward to engaging with you at the meeting.

Jacynthe Côté Chair of the Board	Dave McKay President and Chief Executive Officer

1	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
2	Available at rbc.com/esgreporting.
3	Additional information about the Client Engagement Approach on Climate – Energy Sector is available at the end of Schedule A.
4	Kantar BrandZ Most Valuable Global Brands.

Royal Bank of Canada

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using notice-and-access to deliver this proxy circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. Notice-and-access is environmentally friendly as it reduces paper and energy consumption, and it allows for faster access to meeting materials.

You will also receive a form of proxy or a voting instruction form with this notice so you can vote your shares.

How to access the meeting materials online

The meeting materials can be found online at:

•	our website at rbc.com/annualmeetings

•	the website of our transfer agent, Computershare Trust Company of Canada (Computershare), at envisionreports.com/RBC2024

•	SEDAR at sedarplus.ca, and

•	EDGAR at sec.gov/edgar.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the proxy circular is filed on SEDAR as follows:

To receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Tuesday, March 26, 2024. The meeting materials will then be sent to you within three business days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy.

If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access

Please call Computershare at

1-866-586-7635 (Canada/U.S.), or

514-982-7555 (International).

Royal Bank of Canada

Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the meeting, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

The information in this proxy circular is as of February 13, 2024, unless stated otherwise. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, “the bank”, “we”, “us” and “our” mean Royal Bank of Canada; “common shares” means RBC common shares unless the context indicates otherwise; and “shareholder” and “you” mean a holder of common shares, unless the context indicates otherwise.

All references to websites are for your information only. The content of any websites referred to in this circular, including via website link, and any other websites they refer to are not incorporated by reference in, and do not form part of, this circular.

Royal Bank of Canada

Management proxy circular

What’s inside

The annual meeting	Governance	Executive compensation

6	24	53

Additional items	Shareholder proposals	Contact information

99	100	Back cover

Royal Bank of Canada

The annual meeting

Business of the meeting

■	Receive our financial statements and related auditor’s reports

The consolidated financial statements and management discussion and analysis for the years ended October 31, 2023 and 2022, together with the auditor’s reports on those financial statements, are in our 2023 annual report at rbc.com/annualmeetings and on Computershare’s website at envisionreports.com/RBC2024; SEDAR at sedarplus.ca and EDGAR at sec.gov/edgar.

■	Elect directors

13 nominees are standing for election as directors of RBC. See pages 12 to 20 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

■	Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting of shareholders. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on pages 48 to 49 of this circular.

The board recommends voting FOR PwC as our auditor.

■	Have a say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to have your say on our approach to executive compensation.

If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular. Please review the section on executive compensation starting on page 53 of this circular, where we describe our approach.

More specifically, the board of directors recommends approving the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2024 annual meeting of common shareholders.”

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

The board recommends voting FOR our approach to executive compensation.

■	Consider shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 100.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by 5:00 p.m. (Eastern Time) on November 15, 2024.

Royal Bank of Canada

The annual meeting

Voting questions and answers

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned common shares on the record date, February 13, 2024. There were 1,408,912,783 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person, or any entity controlled by one of the persons listed above, that represents, in aggregate, more than 20% of the eligible votes.

As of February 13, 2024, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or at the meeting.

A simple majority of the votes cast by proxy or at the meeting will constitute approval of matters voted on at the annual meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare, counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting instruction form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

How do I vote?

There are two ways you can vote: by proxy or at the meeting either online or in person. Shareholders are strongly encouraged to submit their votes in advance of the meeting. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form.	Registered shareholders Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy was included in your package.

Royal Bank of Canada

The annual meeting

Voting by proxy before the meeting
Non-registered (beneficial) shareholders	Registered shareholders
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Visit investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

International: 416-263-9524

Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, contact your intermediary immediately.

You may revoke your proxy by:

• delivering a written notice to the secretary, or

• completing, signing and returning a new proxy form bearing a later date than the form already returned to Computershare.

The written notice or new proxy form must be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024.

Attending the meeting yourself and voting at the meeting
Non-registered (beneficial) shareholders	Registered shareholders

• Write your own name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

• Sign and return the voting instruction form according to the delivery instructions provided.

• Do not complete the instructions section of the voting instruction form as you will be attending and voting online or in person at the meeting.

• If attending the meeting online, you must also register yourself as your proxyholder with Computershare, as described below under “Appointing a proxyholder to represent you and vote at the meeting”. Failure to do so will mean you will be unable to participate or vote online.

• If attending the meeting in person, please check-in at the registration desk with our transfer agent, Computershare, when you arrive at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote or participate at the meeting.

• Do not complete or return your form of proxy as you will be voting at the meeting.

• If attending the meeting online, log in online as a registered shareholder as described below under “Attending the meeting online”.

• If attending the meeting in person, please check-in at the registration desk with our transfer agent, Computershare, when you arrive at the meeting.

Appointing a proxyholder to represent you and vote at the meeting

The form of proxy or voting instruction form appoints Jacynthe Côté or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your shares online or in person at the meeting. To do this, you must appoint that person as proxyholder as described above under “Voting by proxy before the meeting”.

If the proxyholder will be attending the meeting online, you must register this proxyholder online at computershare.com/RBC2024 no later than 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024 for Computershare to email the proxyholder with a username. Failure to register the proxyholder with Computershare will mean the proxyholder will be unable to register online as a participant or vote online.

If the proxyholder will be attending the meeting in person, the proxyholder will need to check in at the registration desk with our transfer agent, Computershare, when they arrive at the meeting.

Royal Bank of Canada

The annual meeting

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

•	FOR the election of our director nominees
•	FOR the appointment of PwC as our auditor
•	FOR the advisory resolution on our approach to executive compensation
•	FOR management’s proposals generally
•	AGAINST the shareholder proposals set out in Schedule A

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them, if applicable.

How does RBC solicit proxies?

RBC management solicits proxies for use at our annual meeting on April 11, 2024 or any adjournment primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group (Laurel Hill) to help us with this process, among other responsibilities, for a fee of $32,500, for such services, in addition to certain out-of-pocket expenses. Laurel Hill may contact certain non-registered (beneficial) shareholders to assist in exercising their voting rights directly by telephone via Broadridge Investor Communications Corporation’s QuickVoteTM service. We pay all costs associated with soliciting proxies.

Where can I find the voting results?

Following the meeting, we will post the voting results at rbc.com/annualmeetings and file the results with Canadian securities regulators at sedarplus.ca.

Attending the meeting online

How do I attend the meeting online?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the meeting online, securely vote and participate in real time as follows:

•	Log in online at web.lumiagm.com/439412600.

For registered shareholders: Click “I have a login” and then enter your 15-digit control number under username and password: rbc2024 (case sensitive).The 15-digit control number is located on the form of proxy or in the email notification you received with your control number

For proxyholders: Once appointed and registered as proxyholder as described above under “Attending the meeting yourself and voting at the meeting” and “Appointing a proxyholder to represent you and vote at the meeting”, Computershare will provide you with a username by email after 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024. The password to the meeting is: rbc2024 (case sensitive).

To vote online on the matters put forth at the meeting, you must accept the terms and conditions, thus revoking any and all previously submitted proxies.

If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions once you log in, in which case you will enter the meeting as a guest and you will not be able to vote online or ask questions at the meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Royal Bank of Canada

The annual meeting

If you are a non-registered (beneficial) shareholder and you have not appointed yourself as proxyholder, you will only be able to attend the virtual meeting as a guest as follows:

•	Log in online at web.lumiagm.com/439412600, click “I am a guest” and register online.

People attending as guests will not be able to vote online or participate at the meeting.

Registered shareholders, non-registered (beneficial) shareholders and guests can also attend the meeting online at rbc.com/annualmeetings or via telephone at the following numbers:

• English: • 1-800-945-9434 (Canada and the U.S.) • 647-722-6880 (International)	• French: • 1-800-734-8583 (Canada and the U.S.) • 416-981-9036 (International)

People attending online at rbc.com/annualmeetings or via telephone will not be able vote or participate at the meeting.

You should allow at least 15 minutes to check in to the meeting and complete the related registration.

How can a U.S. non-registered (beneficial) shareholder attend the meeting online?

To attend and vote online at the meeting, you must first obtain a legal proxy form from the intermediary that holds your shares and then register in advance of the meeting as follows:

•	Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form.

•

Submit a copy of your legal proxy form to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com to register for the meeting. Requests for registration must be labelled “Legal Proxy” and be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024.

•	A confirmation of your registration will be emailed to you after Computershare receives your registration materials.

•	Register your appointment at computershare.com/RBC2024.

Once these steps are completed, you may attend the meeting and vote your shares at web.lumiagm.com/439412600 during the meeting.

Attending the meeting in person

How do I attend the meeting in person?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you have the option to attend the meeting in person after checking-in at the registration desk when you arrive at the meeting.

Only registered shareholders and duly appointed proxyholders will be granted access to the in-person meeting. However, non-registered (beneficial) shareholders who have not appointed themselves proxyholders, non-shareholders and other guests will be able to attend the meetings online as described above under “Attending the meetings online”.

Where can I find additional information?

Please contact Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International) if you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or for additional information regarding:

•	voting by proxy before the meeting

•	voting at the meeting

•	attending the meeting online or in person, or

•	other general proxy matters.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be permitted to participate during the meeting. More information, including the rules of procedure and how to participate at the meeting, will be made available at rbc.com/annualmeetings in advance of the meeting.

For information regarding technical and logistical issues related to accessing the meeting online, please visit web.lumiagm.com/439412600, click on “Technical support/Soutien technique” and follow the instructions.

Royal Bank of Canada

The annual meeting

Directors

The nominees

This year, we have 13 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. All 13 of our director nominees speak English fluently, four speak French fluently and one speaks one or more other languages.1 The information about each director nominee in this circular is current as of February 13, 2024, except as otherwise noted. For more information about our nominees2, see the Directors and Executive Officers section in our annual information form dated November 29, 2023.

Board composition

38% of our director nominees identify as women 31% of our director nominees identify as Black, Indigenous, people of colour or a member of the LGBTQ+ community[3]

The average tenure of our director nominees is 5.2 years

Equity ownership

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs).

Values of shares and DDSUs are based on $110.76 and $126.05, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on the last trading days of the 2023 fiscal year (October 31, 2023) and the 2022 fiscal year (October 31, 2022), respectively. None of the nominees hold shares of RBC subsidiaries. The total of RBC securities held as a multiple of the equity ownership requirement for directors is calculated as of October 31, 2023.

Attendance

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2023 out of the number of meetings that were held while the nominee was a member.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings and board and committee information sessions are scheduled as needed, often on short notice, on matters that arise between regularly scheduled meetings. In fiscal 2023, the board held four information sessions. Meetings of the committees are open to all directors to attend.

1	The numbers include multiple responses among nominees who can speak more than one language.
2	The annual information form dated November 29, 2023 does not include information about Amanda Norton, who was appointed to the board effective February 1, 2024.
3

Throughout this proxy circular we will refer to Black, Indigenous and people of colour. These terms recognize the unique histories of racism that Black and Indigenous people have lived through. Referring to Black, Indigenous and people of colour is not intended to be a catch-all as RBC recognizes that not all racialized people experience racism in the same way. LGBTQ+ is the acronym for Lesbian, Gay, Bisexual, Transgender, Queer, Plus all non-straight, non-cisgender identities.

Royal Bank of Canada

The annual meeting

Mirko Bibic

Toronto, ON, Canada

Age 56 | Director since 2022

Independent

2023 annual meeting

Votes in favour: 99.28%

Areas of expertise

• Business-to-consumer

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• BCE Inc. (2020–present)

Mr. Bibic is President and Chief Executive Officer of BCE Inc. and Bell Canada (a communications and media company) since 2020. Since joining BCE Inc. in 2004, he held a variety of senior leadership positions, including Chief Operating Officer, Executive-Vice President, Corporate Development, and Chief Legal and Regulatory Officer.

Mr. Bibic is a director at Bell Canada and Maple Leaf Sports & Entertainment Ltd.

Mr. Bibic holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Governance	6/6	–

Risk	7/7	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	2,016	3,358	5,374	$595,248	0.4 x

2022	2,236	604	2,840	$357,940	0.3 x

Andrew A. Chisholm

Toronto, ON, Canada

Age 64 | Director since 2016

Independent

2023 annual meeting

Votes in favour: 99.57%

Areas of expertise

• Accounting and finance

• Financial services

• Legal/regulatory

• Risk management

Public board memberships

• None

Mr. Chisholm is a corporate director. From 1996 until 2016, he held a variety of senior leadership positions at Goldman Sachs & Co. (a global investment bank) including Head of the Global Financial Institutions Group, Senior Strategy Officer and co-chair of the firm-wide commitments committee.

Mr. Chisholm is a director of RBC U.S. Group Holdings LLC.

Mr. Chisholm is a director of MaRS Discovery District and chair of the board at Evergreen. He is an advisor to ArcTern Ventures, Novisto, riskthinking.AI and Receptiviti Inc. Mr. Chisholm is a member of the advisory board of the Richard Ivey School of Business at Western University and serves on the advisory board of the Institute for Sustainable Finance of the Smith School of Business at Queen’s University. He is also a member of the climate strategy advisory board at the Institute of Corporate Directors.

Mr. Chisholm holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Commerce from Queen’s University.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Governance	6/6	–

Risk (chair)	7/7	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	4,082	22,652	26,734	$2,961,034	2.2 x

2022	3,920	16,913	20,833	$2,626,033	1.9 x

Royal Bank of Canada

The annual meeting

Jacynthe Côté

Candiac, QC, Canada

Age 65 | Director since 2014

Independent

2023 annual meeting

Votes in favour: 98.13%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and executive
  compensation

Public board memberships

• CGI Inc. (2024–present)

• Transcontinental Inc. (2016–present)

Past public board memberships

• Finning International Inc. (2014–2024)

Ms. Côté is chair of the board of directors of Royal Bank of Canada. She was also the chair of the board of directors of Hydro-Québec from 2018 to May 2023, and was President and Chief Executive Officer of Rio Tinto Alcan (a mining and metallurgical company) from 2009 to 2014. Previously, Ms. Côté was President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business unit, after having held various senior management positions during her 26-year career.

Ms. Côté is chair of the board of directors of Alloprof, and a director of the CHU Sainte-Justine Foundation. She is a fellow of the Institute of Corporate Directors.

Ms. Côté holds a Bachelor of Science in chemistry from Laval University and was awarded honorary doctorates by Université du Québec à Chicoutimi and Université de Montréal.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Governance (chair)[2]	4/4	–

Risk[2]	4/4	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	2,000	31,225	33,225	$3,679,981	2.7 x

2022	2,000	26,501	28,501	$3,592,596	3.0 x

1 Ms. Côté was appointed as chair of the board effective April 5, 2023. In her capacity as chair, Ms. Côté is not a member of any board committee but attends and participates at committee meetings. Since becoming chair of the board, Ms. Côté has attended 100% of all committee meetings.

2 Effective April 5, 2023, Ms. Côté retired as chair of the governance committee and retired from the risk committee.

Toos N. Daruvala

New York, NY, U.S.A.

Age 68 | Director since 2015

Independent

2023 annual meeting

Votes in favour: 99.48%

Areas of expertise

• Financial services

• Legal/regulatory

• Risk management

• Technology/digital

Public board memberships

• OneMain Holdings, Inc. (2022–present)

Mr. Daruvala is a corporate director. From 2016 to 2021, he was Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, he served as Senior Advisor and Director Emeritus for McKinsey & Company, concluding a 33-year career at McKinsey during which he advised financial institutions on a broad range of strategic and operational matters and led the risk management and banking and securities practices (both in the Americas).

Mr. Daruvala is a director of MIO Partners, Inc. He serves on the advisory board of the Ross School of Business at the University of Michigan and the board of directors of the New York Philharmonic. He is an Adjunct Professor and Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds an MBA from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Audit	7/7	–

Human resources	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	8,754	20,928	29,682	$3,287,597	2.4 x

2022	6,863	20,098	26,961	$3,398,405	2.8 x

Royal Bank of Canada

The annual meeting

Cynthia Devine

FCPA, FCA

Toronto, ON, Canada

Age 59 | Director since 2020

Independent

2023 annual meeting

Votes in favour: 99.49%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Risk management

• Talent management and
  executive compensation

Public board memberships

• Empire Company Limited
  (2013–present)

Ms. Devine is the President and Chief Executive Officer of Maple Leaf Sports & Entertainment (MLSE) (a professional sports and entertainment company) and will retire from that position in April 2024. Ms. Devine will be an advisor to the board of MLSE until June 2024. She joined MLSE in 2017 as Chief Financial Officer. From 2015 to 2017, she was Executive Vice-President, Chief Financial Officer and Corporate Secretary of RioCan Real Estate Investment Trust and, from 2003 until 2014, Chief Financial Officer of Tim Hortons Inc.

Ms. Devine is a director of Sobeys Inc. She is a member of the advisory board of the Richard Ivey School of Business at Western University.

Ms. Devine holds an honours Business Administration degree from the Richard Ivey School of Business at Western University. She is a fellow of the Chartered Professional Accountants of Ontario.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Audit	7/7	–

Governance	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	12,937	8,815	21,752	$2,409,296	1.8 x

2022	12,499	5,844	18,343	$2,312,184	1.7 x

Roberta L. Jamieson

OC

Ohsweken, ON, Canada

Age 71 | Director since 2021

Independent

2023 annual meeting

Votes in favour: 99.51%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Risk management

Public board memberships

• None

Ms. Jamieson is a corporate director. From 2004 to 2020, she was the President and Chief Executive Officer of Indspire (a Canadian Indigenous charity that invests in the education of First Nations, Inuit and Métis people). She was Chief of the Six Nations of the Grand River Territory from 2001 to 2004. She also served for ten years as the Ombudsman of Ontario.

Ms. Jamieson is a director at Deloitte Canada LLP. She is a director at the Rideau Hall Foundation and also a founding visionary of the Prosperity Project.

Ms. Jamieson holds a Bachelor of Laws from Western University. She is the first First Nations woman to have earned a law degree in Canada. She was awarded the Indigenous Peoples’ Counsel designation by the Indigenous Bar Association and is an officer of the Order of Canada.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Governance	6/6	–

Risk	7/7	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	5,727	–	5,727	$634,323	0.5 x

2022	2,901	–	2,901	$365,671	0.3 x

Royal Bank of Canada

The annual meeting

David McKay

O.Ont.

Toronto, ON, Canada

Age 60 | Director since 2014

Not independent (management)

2023 annual meeting

Votes in favour: 99.57%

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Mr. McKay is President and Chief Executive Officer of Royal Bank of Canada. Prior to his appointment in 2014, he was Group Head, Personal and Commercial Banking. Mr. McKay started his career at RBC in 1988 and held progressively more senior leadership roles since then.

Mr. McKay is a director at the Bank Policy Institute, the Institute of International Finance, the Business Council of Canada and the Business Council (United States). He is also a member of Catalyst Canada’s advisory board and co-chair of the board of the Business + Higher Learning Roundtable.

Mr. McKay holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo. He is a Member of the Order of Ontario.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	–
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end

					Total as a multiple of equity
Fiscal year	Shares (#)	DSUs[3] (#)	Total shares/ DSUs (#)	Total value of shares/DSUs	ownership requirement of 8x last 3 years’ average salary[4]
2023	46,985	232,875[1]	279,860	$30,997,291	20.7 x
2022	44,303	232,895[2]	277,198	$34,940,729	23.3 x

1 Represents 211,741 performance-deferred share units under the performance-deferred share unit program and 21,134 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 71 and 74, respectively).

2 Represents 212,600 performance-deferred share units under the performance deferred share unit program and 20,295 deferred share units under the deferred share unit program for executives.

3 Deferred share units (DSU).

4 Mr. McKay does not receive separate compensation for his services as a director.

Amanda Norton

Charlotte, NC, U.S.A.

Age 57 | Director since 2024

Independent

2023 annual meeting

Not applicable[1]

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Financial services

• Risk management

Public board memberships

• None

Past public board memberships

• Credit Suisse Group (2022–2023)

Ms. Norton is a corporate director. She was the Chief Risk Officer of Wells Fargo from 2018 to 2022, and was previously Chief Risk Officer, Consumer and Community Banking at JPMorgan Chase from 2013 to 2018 and Chief Risk Officer, Mortgage Banking at JPMorgan Chase from 2011 to 2013. Before joining JPMorgan Chase, Ms. Norton was Chief Risk Officer, Mortgage and Head Market Risk at Ally Financial Inc. from 2009 to 2011, and also spent 14 years at Bank of America Corporation in various risk management, treasury and portfolio management roles.

Ms. Norton is a director at Generation Investment Management and a director at the Risk Management Association. She is a trustee of the Nature Conservancy, North Carolina Chapter.

Ms. Norton holds a Bachelor of Science in Mathematics and Statistics (First Class) from the University of Bath, U.K.

1 Effective February 1, 2024, Ms. Norton was appointed a director.

Royal Bank of Canada

The annual meeting

Barry Perry

St. John’s, NL, Canada

Age 59 | Director since 2023

Independent

2023 annual meeting

Votes in favour: not applicable

Areas of expertise

• Accounting and finance

• Business-to-consumer

• Legal/regulatory

• Talent management and
  executive compensation

Public board memberships

• Capital Power Corporation
  (2021–present)

Past public board memberships

• Fortis, Inc. (2015–2020)

Mr. Perry is a corporate director. He was President and Chief Executive Officer of Fortis, Inc. from 2015 to 2020, and previous to that was Executive Vice-President of Finance and Chief Financial Officer from 2004 to 2014.

Prior to joining Fortis, Mr. Perry was Vice-President of Finance and Chief Financial Officer of Fortis-owned Newfoundland Power and, prior to that, Vice-President and Treasurer of Abitibi-Consolidated.

Mr. Perry is a director at Canada Pension Plan Investment Board.

Mr. Perry holds a Bachelor of Commerce from Memorial University of Newfoundland and is a Chartered Professional Accountant.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	2/2	–

Audit	2/2	–

Human resources	2/2	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000

2023	32,456	770	33,226	$3,680,096	2.7 x

1 Effective August 1, 2023, Mr. Perry was appointed a director and joined the audit and human resources committees.

Maryann Turcke

Toronto, ON, Canada

Age 58 | Director since 2020

Independent

2023 annual meeting

Votes in favour: 94.83%

Areas of expertise

• Business-to-consumer

• Risk management

• Talent management and
  executive compensation

• Technology/digital

Public board memberships

• Skyworks Solutions (2023–present)

• Frontier Communications
  (2021–present)

Past public board memberships

• Playmaker Capital (2021–2024)

Ms. Turcke is a corporate director. Ms. Turcke was a Senior Advisor at Brookfield Infrastructure Partners from 2020 to 2022. She was previously Chief Operating Officer of the National Football League (NFL) and President, NFL Networks from 2017 to 2021. Before joining the NFL in 2017, Ms. Turcke was President, Bell Media after having held a variety of senior leadership roles during her 12 years at Bell Canada.

Ms. Turcke is on the advisory board of Georgian and is a director at SickKids Foundation.

Ms. Turcke holds an MBA and a Bachelor of Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	–

Audit	7/7	–

Human resources	3/3	–

Governance (chair)	2/2	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000
2023	1,000	11,304	12,304	$1,362,747	1.0 x
2022	1,000	7,955	8,955	$1,128,798	0.8 x

1 Effective April 5, 2023, Ms. Turcke became chair of the governance committee and retired from the human resources committee.

Royal Bank of Canada

The annual meeting

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 63 | Director since 2015

Independent

2023 annual meeting

Votes in favour: 98.52%

Areas of expertise

• Accounting and finance

• Legal/regulatory

• Risk management

• Talent management and
  executive compensation

Public board memberships

• TC Energy Corporation (2017–present)

Mr. Vandal is President of Axium Infrastructure U.S. Inc. (an investment management firm). From 2005 to 2015, he was President and Chief Executive Officer of Hydro-Québec.

Mr. Vandal is Governor Emeritus of McGill University.

Mr. Vandal holds an MBA in finance from Université de Montréal and an engineering degree from École Polytechnique de Montréal. He is a fellow of the Canadian Academy of Engineering.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	–
Human resources (chair)	6/6	–
Risk	7/7	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000
2023	1,336	28,158	29,494	$3,266,805	2.4 x
2022	1,309	23,958	25,267	$3,184,849	2.3 x

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada

Age 60 | Director since 2019

Independent

2023 annual meeting

Votes in favour: 99.55%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Talent management and
  executive compensation

Public board memberships

• None

Mr. Vettese is co-founder of SummitNorth (a capital and advisory company). He was Managing Partner and Chief Executive Officer of Deloitte Canada from 2012 and a member of Deloitte’s Global Executive from 2007 until June 2019. Over the course of his career with Deloitte, Mr. Vettese served in a number of senior leadership positions, including Chair of the Americas Executive and Global Managing Partner, Financial Advisory. From 2016 to 2019, he also served as Deloitte Canada’s Chief Inclusion Officer.

Mr. Vettese is a trustee of the Hospital for Sick Children. He is on the advisory boards of SandboxAQ, Delos Living LLC, as well as on the Dean’s Global Council at the Schulich School of Business at York University.

Mr. Vettese holds an MBA and a Bachelor of Business Administration from the Schulich School of Business at York University. He was awarded an Honorary Doctor of Laws from York University. Mr. Vettese is a fellow of the Chartered Professional Accountants of Ontario and the Canadian Institute of Chartered Business Valuators.

Attendance (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	–
Audit (chair)	7/7	–
Human resources	6/6	–

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000
2023	9,570	14,348	23,918	$2,649,184	1.9 x
2022	9,570	10,695	20,265	$2,554,423	1.9 x

Royal Bank of Canada

The annual meeting

Jeffery Yabuki

Fox Point, WI, U.S.A.

Age 63 | Director since 2017

Independent

2023 annual meeting

Votes in favour: 99.21%

Areas of expertise

• Accounting and finance

• Financial services

• Risk management

• Technology/digital

Public board memberships

• Nasdaq, Inc. (2023–present)

• Sportradar Holding AG (chair)
  (2021–present)

Past public board memberships

• SentinelOne, Inc. (2021–2023)

• Fiserv, Inc. (2005–2020)

Mr. Yabuki is the Chief Executive Officer and chair of InvestCloud, Inc. (a technology company). He was a corporate director from 2020 to 2023.

From 2005 to 2020, Mr. Yabuki held a variety of senior leadership roles at Fiserv Inc., including President and Chief Executive Officer, Chairman and Executive Chairman. Prior to joining Fiserv, he was Executive Vice-President and Chief Operating Officer of H&R Block, Inc., and he was also a senior officer at American Express Co. for 12 years.

Mr. Yabuki is chairman of Motive Partners GP, LLC. He is chair of the board of trustees of the Milwaukee Art Museum and a trustee of the Los Angeles County Museum of Art. He is also a member of the Wisconsin Governor’s Task Force on Workforce and Artificial Intelligence.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance[1] (100% overall)

Board/Committee memberships	Regular	Special
Board	8/8	–
Audit	4/4	–
Human resources	6/6	–
Risk	3/3	1/1

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of equity
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,360,000
2023	6,900	17,773	24,673	$2,732,732	2.0 x
2022	6,900	14,446	21,346	$2,690,693	2.0 x

1 Effective April 5, 2023, Mr. Yabuki joined the risk committee and retired from the audit committee.

Royal Bank of Canada

The annual meeting

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in attracting the right talent and expertise against the backdrop of a quickly changing and increasingly competitive global marketplace, a challenging macroeconomic environment and a rapidly evolving regulatory landscape.

As the matrix shows, the director nominees for 2024 present a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives. All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

To best support the bank in achieving its Purpose to help clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters, which they have acquired in a variety of ways, including through their professional experience or their educational background. More specifically, they have acquired governance experience as senior leaders in major organizations or as directors and board and committee chairs of public, private and not-for-profit entities. Experience in environmental matters is derived from positions as senior executives, directors or advisors of large utility, energy or natural resources companies, or at organizations focused on climate- or sustainability-related matters. Experience in social matters is acquired through managing or overseeing human resources or diversity and inclusion initiatives either as senior executives, directors or advisors, or through their involvement with charitable and not-for-profit organizations advancing community, diversity and social initiatives. Directors must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Competencies and experience
Accounting and finance		✓	✓		✓	✓	✓	✓	✓		✓	✓	✓
Business-to-consumer	✓				✓	✓	✓	✓	✓	✓
Financial services		✓		✓			✓	✓				✓	✓
Legal/regulatory	✓	✓	✓	✓		✓			✓		✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Talent management and Executive compensation			✓		✓				✓	✓	✓	✓
Technology/digital	✓			✓						✓			✓
Business transformation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓	✓		✓	✓	✓	✓				✓
CEO experience	✓		✓		✓	✓	✓		✓		✓	✓	✓
Environmental, social or governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
U.S. expertise		✓		✓			✓	✓	✓	✓	✓	✓	✓

1	Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other major competencies as well.

Our commitment to a diverse and balanced board

In line with our Board Diversity Policy, as well as our commitment to a balanced and diverse board, the governance committee also considers gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity in considering candidates to nominate for election or re-election.

Royal Bank of Canada

The annual meeting

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives within our risk appetite and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	size, complexity and geographic scope of RBC

•	expected time commitment of directors

•	overall expertise and experience required

•	need for compensation that is fair and positions RBC to attract highly qualified directors, and

•	alignment of interests between directors and shareholders.

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) of similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions of similar size, complexity, business mix, scale of operations outside their home country and financial condition.

Canadian comparator group

Financial institutions

•  Bank of Montreal

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

•  The Toronto-Dominion Bank

Non-financial institutions • BCE Inc. • Canadian National Railway Company • Enbridge Inc. • Nutrien Ltd. • Suncor Energy • TC Energy Corporation

U.S. and international reference group

U.S. financial institutions

•  Bank of America Corporation

•  Citigroup Inc.

•  JPMorgan Chase & Co.

•  PNC Financial Services Group, Inc.

•  U.S. Bancorp

•  Wells Fargo & Company

International financial institutions • Australia and New Zealand Banking Group Limited • Commonwealth Bank of Australia • National Australia Bank • Westpac Banking Corporation

Compensation structure

We believe in a simple and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC. Directors do not receive any additional travel or meeting fees and are paid in Canadian dollars, regardless of country of residence.

In fiscal 2023, RBC directors were compensated as follows:

Annual retainers	($)
Director	340,000
Board chair	275,000
Committee chair	60,000

David McKay, as President and Chief Executive Officer (CEO) of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

Royal Bank of Canada

The annual meeting

No changes to compensation

There are no changes recommended or approved for 2024.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Equity ownership requirement

Directors are required to own RBC equity with a total aggregate value of at least four times the total director retainer ($1,360,000 in fiscal 2023) within five years of joining the board. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as RBC common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of a common share over the five preceding trading days.

Directors must invest at least 60% ($204,000 in fiscal 2023) of their annual director retainer (the equity portion) in either common shares or DDSUs. Until a director owns at least 1,000 common shares, the equity portion of the director retainer is paid in common shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual director retainer in either DDSUs or common shares. Directors cannot sell common shares purchased with the equity portion of their annual director retainer or redeem any DDSUs until they retire from the board.

Breakdown of annual director retainer

As of November 1, 2023, the board chair must also invest at least 60% ($165,000 in fiscal 2023) of the annual board chair retainer in either RBC common shares or DDSUs. The board chair cannot sell shares purchased with the equity portion of the annual director or board chair retainers or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Chisholm serves on the board of RBC U.S. Group Holdings LLC, (IHC) our U.S. intermediate holding company. In fiscal 2023, Mr. Chisholm was paid an annual IHC director retainer of US$ 168,333.1

1	Effective January 1, 2023, the annual IHC director retainer increased from US$135,000 to US$175,000.

Royal Bank of Canada

The annual meeting

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2023. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In fiscal 2023, as a whole, directors received 95.3% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Common shares/ DDSUs	Cash

M. Bibic	340,000	–	340,000	340,000	–

A. Chisholm[1,2]	400,000	233,462	633,462	633,462	–

J. Côté[3]	530,417	–	530,417	447,417	83,000

T. Daruvala	340,000	–	340,000	340,000	–

D. Denison[4]	170,000	–	170,000	170,000	–

C. Devine	340,000	–	340,000	340,000	–

R. Jamieson	340,000	–	340,000	340,000	–

B. Perry[5]	85,000	–	85,000	85,000	–

K. Taylor[6]	307,500	–	307,500	157,000	150,500

M. Turcke[7]	375,000	–	375,000	375,000	–

T. Vandal[8]	400,000	–	400,000	400,000	–

B. van Kralingen	340,000	–	340,000	340,000	–

F. Vettese[9]	400,000	–	400,000	400,000	–

J. Yabuki	340,000	–	340,000	340,000	–

TOTAL	4,707,917	233,462	4,941,379	4,707,879	233,500

1

Fees under “All other compensation” reflect the annual board retainer for serving on the board of RBC U.S. Group Holdings LLC. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3869 on the last trading day of the 2023 fiscal year (October 31, 2023). Effective January 1, 2023, the annual board retainer increased from US$135,000 to US$175,000.

2	Fees include the risk committee chair retainer.
3

Effective April 5, 2023, Ms. Côté was appointed as chair of the board and received a pro-rated portion of the annual board chair retainer. She retired as chair of the governance committee and received a pro-rated portion of the governance committee chair retainer.

4

Mr. Denison retired on April 5, 2023. In fiscal 2023, he attended four board meetings, four risk committee meetings and four governance committee meetings. In recognition of his contribution, RBC donated $50,000 to a charity of his choice. Mr. Denison did not receive any financial benefit from this donation.

5	Mr. Perry was appointed a director on August 1, 2023 and received a pro-rated portion of the annual director retainer.
6

Ms. Taylor retired on April 5, 2023. In fiscal 2023, she attended four board meetings and all 19 committee meetings held up until her retirement. In recognition of her contribution, RBC donated $50,000 to a charity of her choice. Ms. Taylor did not receive any financial benefit from this donation.

7	Effective April 5, 2023, Ms. Turcke was appointed as chair of the governance committee and received a pro-rated portion of the governance committee chair retainer.
8	Fees include the human resources committee chair retainer.
9	Fees include the audit committee chair retainer.

Royal Bank of Canada

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices that are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that is transparent, accountable and with integrity. It involves an independent board actively engaging with all stakeholders, knowing the business and its risks, constructively challenging management, understanding the opportunities and challenges of a changing industry and economy, and setting robust standards and principles that will guide RBC in delivering on its Purpose of helping clients thrive and communities prosper while enhancing value for our shareholders.

 The core principles that drive our approach

Culture and conduct By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders and other stakeholders.

Strategic oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and the bank’s risk appetite.

Risk oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk-aware culture throughout RBC.

Independence Independence from the bank and management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability

Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act (Canada) and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders and other stakeholders.

We define the values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

1	The board approves the appointment of members of the Group Executive as well as the heads of the oversight functions who are not members of the Group Executive.

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic, financial and risk planning and reviews management’s performance and effectiveness. The Bank Act and the Corporate Governance Guidelines of the Office of the Superintendent of Financial Institutions (OSFI) specify important matters the board must address, such as the approval of financial statements and declarations of dividends, enterprise strategy and risk appetite. The board reserves the right to make certain decisions and delegates others to management. Management requires board approval for matters that exceed certain dollar thresholds.

Royal Bank of Canada

Governance

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see pages 40 and 41 for more information on nominating board members). The governance committee also recommends committee membership and committee chair successors and oversees the process for board chair succession. Directors serve on two committees at a time, and most directors serve on every committee during their tenure as director.

The governance committee reviews board, committee and chair mandates, which outline areas of responsibility and oversight, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board, its committees and the board and committee chairs are adaptive and responsive to new requirements and continue to practice strong oversight.

The governance committee chair, as well as each committee chair, reports to the board following each committee meeting.

Role of the board chair

Jacynthe Côté is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The board chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 45) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	periodically attends board meetings and meets with independent directors of our key subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair, board committees and committee chairs at rbc.com/governance.

Royal Bank of Canada

Governance

What the directors oversee

Culture and conduct

•  Establish the tone from above and champion RBC values, as set out in the bank’s Code of Conduct

•  Set and expect the highest standards of conduct and integrity at RBC to build and maintain the trust of the bank’s clients, shareholders, employees and communities we serve

•  Promote a respectful environment and encourage employees to help shape our culture by speaking up and challenging behaviours when they do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge management in setting enterprise strategy and monitor its implementation and effectiveness

•  Annually approve the strategic plan, taking into account the opportunities and risks of our businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee strategic risk management by approving risk management frameworks and policies

•  Promote a strong risk culture and monitor that conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators, including to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting, financial reporting, legal and regulatory requirements

•  Oversee the qualifications, performance and independence of the external auditors and the performance of the internal audit function

•  Monitor the implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO, the Group Executive and heads of the oversight functions who are not members of the Group Executive

•  Evaluate and approve the compensation of the CEO, the Group Executive and heads of the oversight functions who are not members of the Group Executive in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of talent and for increasing diversity and inclusion at all levels of the organization

Environmental and social

•  Oversee the bank’s approach to environmental and social (E&S) matters, including the bank’s approach to corporate citizenship and ESG, its management of E&S risks and opportunities, and how we conduct our business to meet high standards of E&S responsibility

•  Review and approve our enterprise climate strategy, the RBC Climate Blueprint, and assess progress against it

•  Oversee the bank’s key E&S disclosures, including the ESG Progress Report and the Climate Report

Corporate governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop and implement corporate governance principles and guidelines, and monitor best governance practices

Royal Bank of Canada

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance at an enterprise level and the governance committee coordinates this oversight. Effective oversight by the board is supported by defined mechanisms for escalating subsidiary risk and governance issues, formal and informal touchpoints between the board, senior management and local subsidiaries and regular enterprise-wide subsidiary reporting and approval of key enterprise-wide frameworks. In addition, the board chair and committee chairs periodically attend subsidiary board and committee meetings and meet with independent directors of our key subsidiaries.

The corporate governance of RBC subsidiaries is managed by the Subsidiary Governance Office through a network of global subsidiary offices that act as regional corporate governance hubs. This centralized governance model brings together global oversight and local expertise, driving consistency, transparency and responsiveness to evolving business needs, best practices and regulatory requirements and expectations while maintaining strong oversight and escalation mechanisms.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to support the RBC board in advancing the strategic priorities of RBC and its subsidiaries while providing oversight and effective challenge to management. We continue to focus on the representation of women as well as other underrepresented groups on our subsidiary boards aligned to enterprise diversity and inclusion strategies and leverage the subsidiary board experience to build talent for growth across the enterprise.

Culture and conduct

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust for our clients, employees, communities we serve and shareholders. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee culture and conduct is broad and demands that we adopt a continuous improvement mindset towards our practices.

To that end, the governance committee oversees the management of culture and conduct and monitors emerging trends and best practices through enhanced board and committee reporting on culture and conduct risks, such as client complaint handling and outcomes, organizational and employee conduct and risk culture, as well as the impact on the integrity of financial markets and on our reputation.

The governance committee meets with the Chief Human Resources Officer, Chief Risk Officer, Chief Legal Officer and Chief Compliance Officer to review key matters and progress on programs that strengthen enterprise culture and conduct risks practices.

We also encourage our employees to help shape our culture by speaking up and challenging behaviours when they do not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of required behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses. Consistent with industry standards, the board approves the Code of Conduct every two years, or as more frequently required to ensure continued alignment with evolving regulatory expectations and industry best practices.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, and requires directors, senior management, employees and contract workers to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns through various channels without any form of retaliation. The RBC global conduct hotline is a confidential channel that is accessible to all employees to raise concerns and report misconduct. A third-party, independent of RBC, administers the hotline and employees can use it anonymously.

Royal Bank of Canada

Governance

We have an online learning program and annual employee testing and acknowledgement to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with applicable law.

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with Canadian securities regulators at sedarplus.ca.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in fiscal 2023.

Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. Employees and contract workers, senior management, directors and third parties are encouraged to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls via the RBC global conduct hotline. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other personal or business interests. As part of its oversight of conduct review, the governance committee establishes and monitors procedures to resolve conflicts of interest. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed and, in the case of a director, will not vote or participate in the decision.

The governance committee is responsible for overseeing transactions with directors and senior officers of the bank who are related parties as defined under the Bank Act. It periodically approves the procedures governing permitted transactions with related parties and receives regular reports to ensure that transactions with related parties comply with the Bank Act and internal procedures.

Royal Bank of Canada

Governance

Environmental, social and governance matters

Helping create long-term, sustainable value

RBC has a long history of supporting environmental, social and governance (ESG) causes and initiatives. From the days of RBC’s first community investment in 1891, we have been active in the communities where we live and work and engage on important issues relevant to society. In recent years, we have accelerated our focus on ESG with the goal of creating long-term, sustainable value for our stakeholders.

A purpose-driven approach to business

We are collectively facing pressing societal challenges that could undermine our prosperity: urgent environmental crises, a rapidly changing workforce and growing inequalities. What enabled the world to thrive and prosper in the past is not a formula for success in the future. RBC has a vested interest in helping to address these challenges. Like our clients, our colleagues, our shareholders and the communities we serve, we benefit directly from the healthy environments in which we operate, the talent that enables our bank to grow, as well as the diverse and vibrant communities that make us strong.

In 2023, we introduced our Purpose Framework – Powering Ideas for People and Planet, which aims to create clarity and structure around three societal ambitions where RBC can have a meaningful impact. RBC plans to help accelerate the transition to a greener economy, equip people with skills for a thriving future and drive more equitable prosperity in the communities where we operate through five contribution areas: mobilize climate action, support financial wellbeing, invest for skills, champion inclusion and strengthen community resilience. The Purpose Framework builds on existing ESG strategic programs while recognizing emerging issues that are relevant to the future success of both RBC and the communities where we live and work.

Royal Bank of Canada

Governance

Key highlights of how we supported our societal ambitions in 20231

We have demonstrated action against the five contribution areas underpinned by the three ambitions as noted below:

Mobilize Climate Action

•  Launched the RBC Climate Action Institute to bring together economists, policy analysts and business strategists to help research and advance ideas that can contribute to Canada’s climate progress

•  Committed $48 million in 2023 toward venture capital and growth equity funds to support climate innovation

•  In 2023, RBC Tech for Nature supported 150 partners in clean tech, agriculture, energy and nature-based climate solutions through $21+ million in community investments funded by RBC and the RBC Foundation, an increase of 72% since 2022

•  In November 2023, released the Client Engagement Approach on Climate – Energy Sector which formalizes RBC Capital Markets’ approach to engagement with its energy sector clients on their plans for the energy transition[2]

Help the transition to net-zero by advancing initiatives that address climate change and those that support nature

Support Financial Wellbeing

•  Launched Canada’s new First Home Savings Account in April 2023 to help Canadians save tax free for their first home, making it available through multiple channels, including RBC Direct Investing, RBC InvestEase® and RBC in-branch advisors

•  Launched My Money Matters™, a new digital destination with comprehensive content, resources, and tools to help Canadians take control of their financial wellbeing

•  Enhanced NOMI® Forecast, recognized for Best Use of AI for Customer Experience[3] – RBC’s cutting-edge capability that provides clients with a seven-day view into their future cashflow – to include bill payments, e-transfers, investment contributions and salary payments

•  RBC’s collaboration with McGill University had 35,000+ registrations for the McGill Personal Financial Essentials course in 2023. Available to all Canadians without cost, the program is a part of RBC’s effort to support financial wellbeing, helping individuals build confidence, establish financial security and reach their goal

Enable individuals and small businesses to build confidence, establish financial security and reach their goals through dedicated products, services, and ecosystem partnerships

1	Includes events which took place up until December 31, 2023.
2	Additional information about the Client Engagement Approach on Climate – Energy Sector is available at the end of Schedule A.
3	The Digital Banker Digital CX Awards 2023.

Royal Bank of Canada

Governance

Invest for Skills

•  Over 3 million hours invested by our global workforce in building their technical and business skills[1]

•  RBC Foundation launched the RBC Foundation® Green Skills Scholarship in partnership with Universities Canada, focused on supporting students’ green skills education in key sectors, including buildings and construction, agriculture and food production, transportation, waste management and recycling, and renewable energy

•  Through RBC Emerging Artists, RBC and RBC Foundation provided $11+ million to approximately 250 charities and not-for-profit organizations to create exposure, networking and training opportunities, helping thousands of artists establish and grow their careers, totalling $130+ million invested to support more than 44,000 artists since 2004

•  Through RBC Future Launch®, RBC and RBC Foundation provided over $65.1 million in 2023, helping Canadian youth access meaningful employment through practical work experience, skill-development opportunities, networking and mentorship, and mental wellbeing supports and services. Since 2017, RBC Future Launch has reached 6.9+ million Canadian youth and provided $393+ million in support through 900+ partner programs

Co-create solutions and support the delivery of programs that help people to find meaningful work today and prepare them for the jobs of tomorrow

Champion Inclusion

•  Launched a new Accessibility Office and Accessibility Plan in compliance with legislation to mitigate barriers that impact our clients and employees who have visible or invisible disabilities[2]

•  RBC continued its focus on diversity and inclusion. During fiscal 2023, RBC employees who identify as women and as Black, Indigenous or people of colour made up 43% and 25% of new executive appointments[3], respectively, which was below our annual goal of appointing 50% women and 30% Black, Indigenous or people of colour as new executives. As of October 31, 2023, executive representation was 43% women and 24% Black, Indigenous or people of colour[4]. Our overall goal is 50% women and 30% Black, Indigenous or people of colour executive representation by 2025, as set out in RBC’s Diversity and Inclusion Roadmap 2025[5]

•  In December 2023, published a progress update[5] against the three areas of focus of the RBC Action Plan Against Systemic Racism that was launched in 2020: enabling economic growth and wealth creation, investing in the future, and redefining inclusive leadership

•  In December 2023, we published RBC’s updated Approach to Human Rights, which includes our updated Human Rights Position Statement and describes how RBC will work to continue integrating its commitment to respect human rights into operational policies and procedures across the organization

Embody a culture of inclusivity and belonging by enhancing and supporting opportunities that help employees, clients, and communities thrive

Strengthen Community Resilience

•  $172+ million given globally through donations and community investments together with the RBC Foundation, including nearly $800,000 in humanitarian and relief support efforts globally as well as climate disaster response efforts in Canada[6]

•  Launched the RBC Communities Together Fund, enabling RBC employees to help address pressing needs in their region through team volunteer events. In 2023, the fund supported 880+ volunteer projects, engaging 2,800+ employees in six countries, mobilizing $1.3+ million in grants and tracking 13,000+ volunteer hours

Help communities adapt for the immediate and future needs generated by a rapidly changing world through community investment and engagement activities

1	Learning hours encompass the cumulative time devoted to various learning initiatives during fiscal 2023.
2	Pursuant to the Accessible Canada Act.
3

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. Based on self-identification.

4	Represents data for our businesses in Canada governed by the Employment Equity Act.
5	Available at rbc.com/diversity.
6

Includes the total community investment made by RBC and RBC Foundation to registered charities, non-profits and for-profit social enterprises, including investments made through RBC Tech for Nature, the RBC Foundation Green Skills Scholarships, RBC Emerging Artists, RBC Future Launch, the RBC Communities Together Fund and the value of employee volunteer time and gifts in kind.

ESG governance and oversight model

Our ESG governance model is designed to balance the board and its committees’ oversight of ESG-related matters with subject-matter expertise, rooted within business segments and functions across the bank.

In 2023, we created a cross-enterprise executive ESG council to advance progress on ESG priorities, supporting the bank’s Purpose of helping clients thrive and communities prosper. The executive ESG council acts as the central hub for liaising with different groups across the enterprise to drive collective impact. Decision-making by the executive ESG council is guided by alignment with the RBC Purpose Framework, with recommendations put forward to members of the Group Executive for input, as required.

Royal Bank of Canada

Governance

The model below depicts the organizational structure for the governance of ESG matters at RBC.

Board governance of ESG

The board and its committees provide oversight of the bank’s strategic approach to ESG matters, including climate change, with specific subject-matter expertise, groups and functions responsible for relevant programs, products, policies and performance rooted within the business segments across the bank.

Board

Responsible for the bank’s business plan, strategy, risk appetite and culture. It oversees our strategic approach to climate change, which includes how we manage climate-related risks and opportunities, our enterprise approach to social matters including diversity and inclusion and corporate citizenship, and our governance structure, principles and guidelines.

Governance committee

Advises the board on ESG matters, including climate change, and provides oversight and coordination over ESG for the board and its committees. Also advises on the status and adequacy of the bank’s efforts to meet high standards of conduct and environmental and social (E&S) responsibility. Oversees key ESG disclosures for the board and the bank’s corporate citizenship strategy.

Risk committee

Oversees significant and emerging risks to the bank, including E&S risks. Each year, it recommends for board approval our Enterprise Risk Appetite Framework, which incorporates consideration of E&S risks when making risk management decisions.

Audit committee

Oversees the bank’s financial reporting, internal controls over financial reporting and disclosure controls and procedures, including the E&S risk-related disclosures (including climate change) in the bank’s annual report.

Human resources committee

Oversees the bank’s compensation principles, policies and programs. Recommends for board approval, CEO and Group Executive compensation, including short-term incentives, which consider environmental sustainability, and social and governance practices and mid- and long-term incentives, which, beginning in fiscal 2023, include a medium-term climate modifier based on progress against the strategic priorities of the RBC Climate Blueprint. Responsible for talent management and human resources strategies including diversity and inclusion and health and wellness.

Royal Bank of Canada

Governance

Spotlight on key 2023 ESG highlights at the board and its committees

Our approach to corporate governance is covered in detail throughout this circular. The highlights listed below focus on E&S governance initiatives.

Environment	Social	Governance of E&S

✓  Board participated in an education session on external perspectives and insights on climate-related matters

✓  Board engaged regularly with management on the evolving climate change landscape and trends, and received updates on the bank’s climate strategy and actions in response

✓  Board received an update on the Canadian Banking strategy, which included a focus on building sustainable communities

✓  Governance committee reviewed and approved the 2022 Climate Report

✓  Governance committee received updates on trends on investor and proxy advisor perspectives with regards to ESG, including climate

✓  Audit committee received updates on the evolving ESG disclosure landscape, including regulatory and standard-setting developments in relation to climate change, and the bank’s advocacy actions in response

✓  Risk committee received updates on E&S risks, including industry trends, regulatory developments and stakeholder perspectives in relation to climate change

✓  Results of annual stress testing, which included climate-related physical and transition climate risk events, were discussed with the audit and risk committees

✓  Board attended an Indigenous-focused education session on economic reconciliation at Wanuskewin Heritage Park and to gain a deeper understanding of the history of Indigenous peoples in the region

✓  Governance committee reviewed and recommended the board approve the 2024 global community investment commitment and RBC Foundation budget

✓  Governance committee reviewed and approved the 2022 Public Accountability Statement

✓  Governance committee reviewed and approved the 2022 Modern Slavery Act (U.K. and Australia) Statement

✓  Human resources committee received regular executive talent reports, including diversity leadership metrics for women and Black, Indigenous and people of colour

✓  Human resources committee received and discussed the Annual Report on Employee Engagement, which included results from the Employee Engagement Survey

✓  Board approved the Enterprise Risk Appetite Framework and risk committee approved the Enterprise Reputation Risk Management Framework, which both incorporate consideration of E&S risks

✓  Board approved the Code of Conduct, with enhancements to align with diversity and Indigenous inclusion terminology

✓  Governance committee received regular reporting on culture and conduct, including updates on reputation risk from an E&S perspective

✓  Governance committee reviewed and approved the 2022 ESG Performance Report

✓  Governance committee discussed stakeholder engagement including the board’s response to ESG-related shareholder proposals

✓  Governance and audit committees jointly received an update on RBC’s ESG disclosure strategy and controls including an overview of RBC’s ESG reporting journey and mandatory disclosure requirements, supplemented with industry insights from external experts on the evolving landscape

✓  Governance and audit committees jointly received and discussed the Purpose Framework – Powering Ideas for People and Planet

✓  Board approved CEO and Group Executive compensation for fiscal 2023[1], which considered environmental sustainability, social and governance practices in the bank’s short-term incentive program, and a climate modifier to the mid- and long-term incentive programs

Executive compensation program

As more fully described on pages 72 and 77-78 of this circular, our executive compensation program rewards executives for successfully executing on the bank’s strategy, which includes ESG strategic priorities.

For more information about our approach to ESG matters in 2023, please see our ESG Progress Report, Climate Report and Public Accountability Statement, which are available at rbc.com/esgreporting.

1	The board approved CEO and Group Executive compensation in November 2023.

Royal Bank of Canada

Governance

Diversity and inclusion in action

Diversity and inclusion is a core value of our organization. We believe that diversity and inclusion is an engine for innovation and economic prosperity. As Canada’s biggest bank, and one of the largest in the world based on market capitalization1, we remain committed to our diversity and inclusion vision to be among the most inclusive and successful companies, putting diversity into action to help employees, clients and communities thrive. We also seek to attract, develop and retain the right talent from the entire talent pool, which requires considering a diverse range of skills and backgrounds and embracing differences. Bringing our vision to life involves setting clear objectives – informed by meaningful consultation, as well as measuring and disclosing our progress and being accountable to our stakeholders. The board encourages diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and helps drive creativity, innovation and growth. It oversees RBC’s diversity and inclusion strategic priorities, which are supported by our Diversity and Inclusion Strategic Roadmap 20252, focused on advancing diversity, strengthening inclusion and enabling economic inclusion. The board receives regular updates on the implementation of diversity and inclusion strategic priorities and monitors key performance measures.

Board Diversity Policy

Balanced and diverse representation is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders and the communities we serve.

To help achieve our diversity objectives, the board has approved a Board Diversity Policy which states that diversity is a critical lens through which the governance committee assesses each director candidate necessary to meet our goals of excellence, innovation and success. Pursuant to our commitment to a balanced and diverse board, gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity are always important factors considered by the governance committee. The Board Diversity Policy also requires that men and women each comprise at least 35% to 45% of directors.

When identifying and nominating director candidates, the governance committee considers representation of women, Black, Indigenous and people of colour and other historically underrepresented groups.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies through the lens of our Board Diversity Policy. The governance committee regularly engages independent search firms to help identify high-priority candidates with specific skills, competencies or attributes, including diversity as set out in the Board Diversity Policy.

Diversity of the executive team

Diversity is integrated in our approach to talent management, which is highlighted on page 58. We believe a stronger future relies on a pipeline of leaders who bring diversity of thought, experiences and abilities. We align our talent strategies and succession planning with our business strategies and leadership model and we assess, identify and develop executives and high-potential talent to build leadership capabilities with a goal to enable a diverse group of leaders who will drive our performance and lead RBC into the future.

The representation of talent in executive and senior management is a reflection of the diversity of our talent pipeline, which helps to drive performance and greater innovation. RBC’s talent planning process includes a focus on the development and sponsorship of emerging leaders from historically underrepresented groups7 with programs in place to accelerate their development, including Women in Leadership and STEPS (our leadership programs for women), as well as Ignite and INTRO (our leadership programs for individuals who identify as Black, Indigenous and people of colour).

1	As at October 31, 2023.
2	Available at rbc.com/diversity.
3

Throughout this proxy circular we will refer to Black, Indigenous and people of colour. These terms recognize the unique histories of racism that Black and Indigenous people have lived through. Referring to Black, Indigenous and people of colour is not intended to be a catch-all as RBC recognizes that not all racialized people experience racism in the same way. LGBTQ+ is the acronym for Lesbian, Gay, Bisexual, Transgender, Queer, Plus all non-straight, non-cisgender identities.

4	Hires includes new external hires and rehires globally excluding City National Bank and RBC Brewin Dolphin; based on self-identification; excludes summer interns, students and co-ops.
5

Promotions are defined as an upward change in Global Grade (e.g. position level). Excludes summer interns, students, co-ops, City National Bank and RBC Brewin Dolphin. Values represent data from our global operations. Based on self-identification.

6

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. Based on self- identification.

7	A group that is historically underrepresented may include those who self-identify as women, Black, Indigenous, people of colour, LGBTQ+ and/or persons with disabilities.

Royal Bank of Canada

Governance

We also consider representation when identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, focused development plans and participation in formal development and mentoring programs. Recognizing that what gets measured gets managed, we set specific time-bound goals1 to advance diverse representation across our leadership team. While we have been making progress, we acknowledge there is still more to do to accelerate the pace of change. During fiscal 2023, people who identify as women and as Black, Indigenous or people of colour made up 43% and 25% of new executive appointments respectively; below our annual goals of 50% and 30%, respectively. Additionally, at all levels, people who identify as women accounted for 54% of promotions in fiscal 2023, while people who identify as Black, Indigenous or people of colour represented 45%. We nonetheless still need to do more to further increase representation at the executive level to reach our goals, and we have a number of programs and initiatives in place to enhance hiring and recruitment, build a pipeline of diverse talent, drive equitable opportunities for pay, promotion and development and drive accountability for our diversity and inclusion strategic priorities. As of October 31, 2023, executive representation was 43% women and 24% Black, Indigenous or people of colour2. Our overall goal is 50% women and 30% Black, Indigenous and people of colour executive representation by 2025, as set out in RBC’s Diversity and Inclusion Roadmap 2025.3

Our executive appointment goals are a key enabler for driving continued progress on representation. We enable leaders across our businesses to support staffing goals in a number of ways, such as building a stronger pipeline to support diverse candidate slates, driving equitable opportunities for promotion and establishing programs to develop the skills, capabilities and experiences of our diverse talent across RBC. Against a competitive talent marketplace, our strategies for talent management, leadership development and succession planning all contribute to our goal of a leadership team that exhibits diverse thought, experiences and abilities. The annual talent planning process includes an added focus on the development and sponsorship of potential leaders from historically underrepresented groups. However, we recognize that the impact of our numerous programs and initiatives to advance diversity and representation and strengthen inclusion is not always realized immediately and time is required to grow and develop the diverse leaders of tomorrow.

As of the date of this circular, 30% (3 out of 10) of the executive officers who make up the Group Executive identify as women. Due to the small size of this group and the need to carefully consider a broad range of criteria – most importantly, the appropriate matching of business needs to enhance long-term value for our shareholders and the proven skills and capabilities of new appointees, we do not establish specific diversity targets at the Group Executive level. All members of the Group Executive speak English fluently, one speaks French fluently and two can speak another language.4

The RBC Enterprise Diversity Leadership Council, which is chaired by the CEO and comprises senior executives from across our enterprise, promotes diversity and inclusion and oversees strategies and action plans with measurable outcomes for RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion, and we continue to empower, enable and engage our colleagues, our clients and the communities we serve to have meaningful conversations through our diversity portal at rbc.com/diversity.

Cyber risk oversight

Trust and security are more important than ever, and RBC is focused on cybersecurity and safeguarding the security of our systems and the confidentiality of our clients’ information. Our security strategy supports our strategic direction and is designed to safeguard data entrusted to us by our clients. Globally, the volume and sophistication of cyber-attacks continue to increase; the resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, and reputational damage.

The board of directors and its risk committee play an active role in overseeing how the bank manages these risks. The board, which includes members with technology and digital experience, oversees the strategic direction, plans and priorities of the bank and ensures they align with our Enterprise Risk Appetite Framework which the board approves annually. The board receives an annual cybersecurity update that provides an overview of the cyber threat landscape, evolving regulatory expectations and the bank’s strategic approach to managing cybersecurity. Additionally, the board participates in education sessions focused on cybersecurity and information technology (IT), including sessions focused on key cyber and IT risk concepts and the bank’s strategies for mitigating such risks. Management proactively keeps the board apprised of all significant matters or key updates that arise between regularly scheduled board and committee meetings. This includes key cybersecurity incidents or developments such as those involving critical vendors, third parties or peers.

1	Per RBC’s Diversity and Inclusion Roadmap 2025, our goal is to achieve representation of 30% Black, Indigenous or people of colour executives and 50% women executives by 2025.
2	Represents data for our businesses in Canada governed by the Employment Equity Act.
3	Available at rbc.com/diversity.
4	The numbers include multiple responses among members of the Group Executive who can speak more than one language.

Royal Bank of Canada

Governance

The risk committee assists the board in overseeing our risk management and reviews significant risks, including IT and cyber risks. The Chief Risk Officer regularly updates the risk committee on current notable risk matters, including evolving external risks related to IT and cyber such as third-party outages and software vulnerabilities, as well as current and anticipated trends in cyber events. The risk committee annually reviews the recommended enterprise-wide stress test scenarios and results, which in fiscal 2023 included stress testing exercises addressed at cyber threats, among several other top and emerging risks. The risk committee also reviews and approves the enterprise risk management framework and supporting risk management frameworks, including the enterprise information technology risk management framework which establishes expectations for pragmatic IT risk management and governance.

Under the board’s oversight, we continue to enhance our security capabilities, educate our customers and workforce, and deepen our relationships with governments, law enforcement and academia to advance our cyber defences in thwarting the threats targeting the financial sector. We achieve this through continued investment in cyber technologies, driving the education and awareness of our clients and workforce, and leveraging emerging technologies.

For more information on how we safeguard the security of our systems and the confidentiality of our clients’ information, please see our 2023 ESG Progress Report and visit rbc.com/cyber. In addition, our 2023 annual report contains a detailed description of the bank’s approach to risk management, including how it manages cyber and IT risks.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. RBC engages with our shareholders and other stakeholders throughout the year on a variety of topics. In 2023, this included strategic, financial and risk-related matters as well as the macro and operating environment. It also included engagement on cybersecurity, artificial intelligence, ESG matters such as climate, and diversity and inclusion, in addition to matters relating to executive compensation and financial consumer protection.

The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews the bank’s engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management

The CEO and other members of the Group Executive, senior management, Investor Relations, and the Corporate Secretary’s Department meet regularly with financial analysts, investors and other stakeholders. The CEO, Group Executive and senior management also attend industry conferences from time to time.

Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting of shareholders via a live webcast.

Please see the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

Board independence

With the exception of our CEO, all 2024 director nominees are independent.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with Canadian securities regulators at sedarplus.ca and is available at rbc.com/governance.

Royal Bank of Canada

Governance

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

Guidelines to address other professional activities

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including as a director (public or private), employee, advisor or consultant. The board chair and governance committee chair assess whether the director will have sufficient time and energy to devote to RBC responsibilities and evaluate potential circumstances that could impact independent thinking, including conflicts of interest.

Board interlock policy	No more than two RBC board members may serve as director on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2023, all board and regularly scheduled committee meetings had an in camera session without management.

Royal Bank of Canada

Governance

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify high-priority candidates.

The board derives its strength from the diversity, competencies, skills and experience of its members.

The governance committee oversees board renewal and nominates directors for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC, with strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace, challenging macroeconomic environment and rapidly evolving regulatory landscape. The committee reviews board composition and any anticipated board vacancies through the lens of the Board Diversity Policy. RBC shareholders elect the directors at each annual meeting to serve until the next annual meeting.

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 20) indicating the major competencies and major experience that each director contributes.

The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

  Finding the right director candidates

Identified by: • search firms • directors • management • shareholders • individuals and other stakeholders	• consider future strategic objectives and risks • reference skills matrix • consider diversity • assess qualifications • review independence • check conflicts • interview process	• governance committee recommends • board approves • shareholders elect	7	new directors since 2019

Royal Bank of Canada

Governance

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Under the Proxy Access Policy	The RBC Proxy Access Policy provides an additional way for shareholders to submit director nominations and can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of priority candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level. Residency and familiarity with geographic regions relevant to our strategic objectives are also considered.

To best support the bank in achieving its Purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in environmental, social or governance matters. They must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 45 for more on this). In line with our Board Diversity Policy and our commitment to further improve diversity among board members, the governance committee also considers other important factors such as gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity. In particular, it considers the level of representation of women, Black, Indigenous and people of colour and other underrepresented groups when considering candidates to nominate.

Board size considerations

This year, 13 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of skills, experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Royal Bank of Canada

Governance

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	achieve ongoing board renewal.

Directors	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is five years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

The board, upon the recommendation of the governance committee, may waive the term and/or age limits for a director, and the term of the board chair or a committee chair.

Term limits do not take precedence over our annual director effectiveness evaluation. Nominations for re-election as director will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to their role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed and make valuable contributions to the board and RBC.

Royal Bank of Canada

Governance

Our principles-based approach reflects three key pillars to facilitate an agile and adaptive board.

Our principles-based approach to director development

Orientation

• In-depth orientation guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

• Strategic and business deep-dives with members of the Group Executive and senior management

• Onboarding sessions with oversight functions, governance and legal executives to advise directors on their obligations and the internal controls and practices in place at RBC

• Attendance at committee meetings even if a director is not a member

• Committee chair orientation with executive sponsors and the secretary

Integration

• Mentorship program matching new directors with experienced members

• One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

• Ongoing engagement with members of the Group Executive and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

Personal development

• Education sessions and materials:

- presentations by senior executives on various topics including specialized and complex aspects of our businesses and operations

- RBC Speaker Series, where external guest speakers provide insights on a variety of topics, including the economic and political landscape as well as emerging industry, regulatory and market trends

- areas of shared concern or oversight covered in joint educational sessions across committees

- daily and weekly media updates and investor relations reports on key topics, the bank’s media presence and market trends

- regular updates about educational opportunities outside RBC

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

• Tailored programming:

- programs to address the particular needs of each director based on their background, experience and personal focus areas

- opportunities relevant to directors at large financial institutions (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

• Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Periodically, the board also participates in tours of our operations to further learn about our businesses. Ahead of our 2023 annual and special meeting of common shareholders, the board and its committees held meetings in Saskatoon, Saskatchewan. The meetings gave directors the opportunity to deepen their knowledge of our Canadian Banking business in the Manitoba, Saskatchewan, Nunavut and Northwestern Ontario region, engage with local employees and senior leadership teams as well as meet with clients in the region. During the visit, several directors, including the board and risk committee chairs, attended a panel discussion, co-hosted by RBC and the University of Saskatchewan, focused on exploring innovation to drive climate-smart agriculture. Additionally, Ms. Jamieson and the CEO engaged in an Indigenous Student Roundtable at the University of Saskatchewan. Directors and members of the Group Executive also attended an Indigenous-focused education session on economic reconciliation at Wanuskewin Heritage Park, a national historic site and cultural centre in Saskatchewan that works to advance the understanding and appreciation of the evolving cultures of the Northern Plains Indigenous peoples.

Royal Bank of Canada

Governance

Focus on continuous education

The board and management remained focused on the key issues impacting RBC as well as our clients, employees, shareholders, communities and other stakeholders. We take a coordinated approach to education across the board and its committees are organized around the themes of market, macroeconomic environment, technological and digital, environmental, social and governance, and regulatory matters. Directors also attended several smaller events with executives and employees giving directors the opportunity to gain further insights into RBC’s businesses and functions throughout the year.

Quarter	Education	Attended or received materials

Q1 2023	Data management, governance and regulatory trends, including demands and challenges on the financial services sector	Board
	Insights from the RBC Capital Markets® Canadian Bank CEO Conference	Board
	Deep dive on funding and liquidity risk management practices and areas of focus	Audit, Risk
	Industry review of director compensation trends	Governance
	Review of RBC’s commercial real estate portfolio through a risk lens	Risk
Q2 2023	Overview of cybersecurity and Information Technology risk concepts	Board
	Indigenous-focused education session on economic reconciliation	Board
	Impact of Basel III regulatory reforms	Audit
	Overview of the ESG landscape	Audit, Governance
	Update on regulatory and standard-setting developments relating to ESG and climate disclosures	Audit, Governance
	Financial Crisis Management Team update in response to Q2 2023 U.S. banking sector events	Audit, Risk
	Recent developments in RBC’s Operational Resilience Program	Risk
	Review of Capital Markets leveraged lending through a risk lens	Risk
Q3 2023	External perspectives and insights on RBC’s approach to climate-related matters	Board
	IFRS 17 Insurance: overview of new accounting standard including expected transition impacts, implementation status and go live updates	Audit
	Review of results and key highlights from the 2023 proxy season: Canadian and U.S. financial institutions	Governance
	Downturn readiness and financial resilience: overview of the evolution of credit risk management capabilities and tools	Risk
Q4 2023	Buy-side investor perspective on expectations on banks and RBC in the current macro environment	Board
	Strategic disruption in banking: a perspective on future winners across client segments	Board
	Perspectives on regulatory expectations in anti-money laundering	Audit
	U.S. regulatory horizon 2023: overview of key regulatory developments	Audit
	ESG, with a focus on climate disclosure and controls in an evolving landscape	Audit, Governance
	Key issues and updates on regulatory and government affairs	Governance
	Leadership strategy for developing leaders for today and the future	Human resources

RBC External Speaker Series presentation

Royal Bank of Canada

Governance

Evaluating the board, committees, chairs and directors

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair as well as a self-assessment and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

Each year we retain an independent consultant to facilitate the evaluation process.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the assessment and reflects the director’s commitment to improvement at a board and individual level.

Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Royal Bank of Canada

Governance

Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires administered by an independent consultant and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and each director.

The board is evaluated by all directors and the Group Executive.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members and applicable members of the Group Executive and senior management.

Each independent director completes a personal and peer review.

The independent consultant analyzes the feedback and peer reviews and prepares the reports.

The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair.

The governance committee and applicable committees review the committee and committee chair reports. The board chair also reviews the committee chair reports.

The board chair reviews the independent director peer reviews with each director. The governance committee chair reviews the board chair’s performance assessment and peer reviews with the board chair.

Priorities and action plans are developed for the board and committees as well as the committee chairs and the board chair.

Development opportunities are identified, as required, for each independent director.

Reports and peer reviews are taken into consideration during the re-nomination process.

Royal Bank of Canada

Governance

Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• F. Vettese (chair), T. Daruvala, C. Devine, B. Perry, M. Turcke, and B.A. van Kralingen

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

•  F. Vettese, C. Devine and B. Perry qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission.

Meetings

•  Seven regular meetings were held in fiscal 2023 (three meetings also included joint sessions with the risk committee and two meetings also included joint sessions with the governance committee); the external auditor attended each regular meeting.

•  All seven regular meetings included an in camera session without management present.

•  The committee also held separate in camera sessions with the external auditor at five of the regularly scheduled meetings, and with the Chief Financial Officer (CFO), Chief Legal Officer (CLO), Executive Vice-President and Chief Audit Executive (CAE), Chief Compliance Officer (CCO), Chief Anti-Money Laundering Officer (CAMLO) and Vice-President, Client Complaints Appeal Office, as required.

Responsibility	2023 Highlights

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board.

✓  Received updates on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; reviewed significant matters considered by management in determining the allowance

•  tax matters including proposed legislative changes and disclosure as well as items described in Note 22 to the bank’s consolidated financial statements for the year ended October 31, 2023, and

•  goodwill impairment and in particular the assessment of Caribbean Banking, U.S. Wealth Management and International Wealth Management cash-generating units.

✓  Received progress updates on the implementation of IFRS 17 – Insurance Contracts.

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting as well as received regular updates on the control environment, including control issues, associated risks and corrective actions.

✓  Reviewed Internal Audit’s assessment of the design and effectiveness of the bank’s risk governance framework (jointly with the risk committee).

✓  Received an update on our ESG disclosure strategy and controls including reporting governance and an external presentation on RBC’s ESG reporting journey, mandatory disclosure requirements as well as industry insights on the evolving landscape (jointly with the governance committee).

✓  Reviewed and discussed the RBC Purpose Framework – Powering Ideas for People and Planet (jointly with the governance committee).

External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees.

✓  Discussed with PwC key accounting risks and significant judgments made by management.

✓  Received written confirmation from PwC of its independence and recommended to the board for recommendation to the shareholders the appointment of PwC as the shareholders’ auditor.

✓  Pre-approved all additional engagements with PwC (including any non-audit services).

✓  Completed a comprehensive and annual assessment of PwC’s performance based on (i) the quality of the team and service; (ii) independence, objectivity and professional skepticism; and (iii) candid and transparent communication. The comprehensive assessment identified continued areas of focus, including (i) targeting discussion on areas that matter most; and (ii) adding value through sharing industry best practices.

Royal Bank of Canada

Governance

Talent management

✓  Approved and recommended to the board the appointment of the new CCO, and oversaw the transition to the new role.

✓  Received an update on the talent development strategies of Internal Audit, Finance and Compliance.

✓  Reviewed the performance assessments of the CAE, CCO, CAMLO and CFO.

Legal, regulatory and capital matters

✓  Received regular updates from the CLO on legal matters, the CCO on regulatory compliance and the CAMLO on anti- money laundering and terrorist financing reporting.

✓  Reviewed updates on engagement with global regulators and results of regulatory supervisory assessments of RBC.

✓  Reviewed the 2023 enterprise-wide stress testing scenarios and results and approved the Internal Capital Adequacy Assessment Process and made recommendations to the board to approve the 2024 Capital and Funding Plan (jointly with the risk committee).

✓  Received an update from the Financial Crisis Management Group (jointly with the risk committee).

✓  Received updates on the interbank offered rates (IBOR) reform program and impact of U.S. Basel III Final Reforms.

✓  Received progress updates on the bank’s internal controls over financial reporting program implemented pursuant to the Sarbanes-Oxley Act of 2002.

Oversight of the Finance function

✓  Reviewed and approved the Finance function’s organizational structure, budget and resources as well as the CFO Group’s charter and the CFO’s mandate.

✓  Received updates on the Finance function’s strategic journey.

✓  Assessed the effectiveness of the Finance function.

Oversight of the Internal Audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution.

✓  Reviewed and approved the function’s organizational structure, budget and resources and overall risk assessment methodology, as well as the Internal Audit charter and the CAE’s mandate.

✓  Reviewed quarterly reports of audit activities, findings and recommendations and assessed the effectiveness of the Internal Audit function.

✓  Received an overview of the Internal Audit ESG journey including the inclusion of ESG factors in Internal Audit’s risk assessment process (jointly with the governance committee).

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries. ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries.

Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016.

Fees relating to the years ended October 31, 2023 and October 31, 2022 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2023 ($ millions)			Year ended October 31, 2022 ($ millions)

	Bank and subsidiaries	Mutual funds[1]	Total	Bank and subsidiaries	Mutual funds[1]	Total
Audit fees	43.3	2.5	45.8	41.6	3.3	44.9
Audit-related fees	10.4	–	10.4	9.9	–	9.9
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.8	0.6	1.4	0.5	0.5	1.0
Total fees	54.6	3.4	58.0	52.1	4.1	56.2

1

The mutual funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Royal Bank of Canada

Governance

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual consolidated financial statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide, which include services provided in connection with statutory and regulatory filings, including those related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under the audit fees item above. These services consisted of:

•	employee benefit plan audits

•	due diligence related to mergers and acquisitions

•	consultations and audits in connection with acquisitions, including evaluating the accounting treatment for proposed transactions
•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	attest services not required by statute or regulation

•	the audits of various trusts and limited partnerships; and

•	consultations regarding financial and reporting standards.

Tax fees

Tax fees were paid for tax compliance services including preparation of tax returns for certain mutual funds managed by subsidiaries of the bank and a subscription for services to provide specific tax data and information to complete routine tax schedules and calculations for clients.

All other fees

These services consist of translation of financial statements to French and related continuous disclosure and other public documents containing financial information for us and certain subsidiaries, regulatory compliance services as well as accounting and other research software subscriptions and publications.

Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• M. Turcke (chair), M. Bibic, A. Chisholm, C. Devine and R. Jamieson

Meetings

• Six regular meetings were held in fiscal 2023 (two meetings also included a joint session with the audit committee).

• All six regular meetings included an in camera session without management present.

Responsibility	2023 Highlights

Monitor best practices and trends

✓  Reviewed and approved the Statement of Corporate Governance Practices.

✓  Reviewed and approved an amendment to the Governance Committee mandate.

✓  Received updates on key Canadian, U.S. and international regulatory and governance developments and investors’ and proxy advisory firms’ focus areas and perspectives.

Director recruitment and board composition

✓  Evaluated the composition, skills, diversity and tenure of the board and committees.

✓  Reviewed and approved the director nominees for election and assessed directors’ independence, including a determination that audit committee members satisfy the independence standards of the Sarbanes-Oxley Act of 2002 and that human resources committee members satisfy the independence standards imposed by the Corporate Governance Listing Standards of the New York Stock Exchange.

✓  Ongoing development of a candidate pipeline using independent search firms and identified and engaged with potential candidates resulting in the recommendation to the board of the appointment of Mr. Perry effective August 1, 2023 and Ms. Norton effective February 1, 2024.

✓  Oversaw governance committee chair succession and recommended changes to audit, human resources and risk committee membership.

✓  Supported the transition of the new board chair.

Royal Bank of Canada

Governance

Director compensation	✓ Reviewed current competitive trends in director compensation and recommended no changes to director compensation for 2024.

Director, board and committee effectiveness

✓  Engaged independent consultant to manage the annual evaluation of the board’s and committees’ effectiveness.

✓  Developed and approved 2023 priorities for the board and reviewed mid-year progress and year-end reports against these priorities.

Director orientation and education

✓  Coordinated continuing education programs across common themes for the board and committees.

✓  Oversaw the onboarding of one new director and orientation of a new board chair and governance committee chair.

Stakeholder engagement

✓  Oversaw engagement with shareholders, industry and governance advisors on key and emerging governance topics and trends, including ESG matters such as climate and diversity and inclusion.

✓  Continued engagement with regulators on supervisory priorities, complaints handling requirements, board effectiveness, bank strategy and key risks.

Corporate citizenship and ESG

✓  Recommended to the board the approval of the 2024 global community investment commitment and RBC Foundation budget.

✓  Received updates on shareholder proposals and stakeholder engagement with a focus on environmental and social proposals and reviewed and approved the ESG section in the 2023 Proxy Circular.

✓  Received an update on our ESG disclosure strategy and controls including reporting governance and an external presentation on RBC’s ESG reporting journey, mandatory disclosure requirements as well as industry insights on the evolving landscape (jointly with the audit committee).

✓  Reviewed and approved the fiscal 2022 ESG Performance Report, Public Accountability Statement, Climate Report, and the Modern Slavery Act (U.K. and Australia) Statement.

✓  Reviewed and discussed the RBC Purpose Framework – Powering Ideas for People and Planet (jointly with the audit committee).

✓  Received an overview of the Internal Audit ESG journey including the inclusion of ESG factors in Internal Audit’s risk assessment process (jointly with the audit committee).

Culture and conduct

✓  Received reports on enterprise-wide culture and conduct risks, along with reputation risk reporting that included stakeholder sentiment and considerations related to the bank’s climate actions and commitments, as well as culture and conduct matters relating to client outcomes, organizational and employee conduct and risk culture.

✓  Received an update on the implementation procedures for complying with the new consumer protection provisions of the Bank Act and issued its first annual report to the Financial Consumer Agency of Canada.

✓  Received a mid-year and annual report on consumer protection regulatory compliance risks and emerging trends.

✓  Reviewed and approved the enterprise culture and conduct risks framework that reflects best practices in risk management and governance.

✓  Approved the RBC Code of Conduct.

Subsidiary oversight	✓ Acted as the conduct review committee to certain OSFI-regulated financial institution subsidiaries.

Royal Bank of Canada

Governance

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• T. Vandal (chair), T. Daruvala, B. Perry, B.A. van Kralingen, F. Vettese and J. Yabuki

Meetings

•  Six regular meetings were held in fiscal 2023 (one meeting also included a joint session with the risk committee).

•  All six meetings included an in camera session without management present.

•  In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting he attended where executive compensation was discussed.

Responsibility	2023 Highlights
Executive compensation

✓  Reviewed our approach to executive compensation, including design and positioning relative to comparators.

✓  Reviewed the performance assessment of the Chief Executive Officer (CEO) against 2023 objectives and made recommendations to the board for the performance objectives and metrics for 2024.[1]

✓  Reviewed and made recommendations to the board to approve the compensation of the CEO as well as target compensation for 2024, including CEO pension enhancements.

✓  Reviewed the performance assessment of certain members of the Group Executive against 2023 objectives, and reviewed and made recommendations to the board to approve the compensation of members of the Group Executive, as well as target compensation for 2024.[1]

✓  Reviewed and made recommendations to the board to approve a special incentive award for select members of the Group Executive related to the proposed acquisition and integration of HSBC Canada.

✓  Reviewed and approved the compensation of the Chief Audit Executive (CAE), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

✓  Reviewed and made recommendations to the board to approve, and recommend that common shareholders approve, an amendment to the stock option plan to provide for the extension of an option’s expiry date in the event such expiry date falls during an insider trading blackout or shortly thereafter.

Compensation oversight and risk management

✓  Reviewed a pay-for-performance assessment of 2023 CEO pay conducted by FW Cook.

✓  Reviewed the CAE’s report on compensation risk management and governance practices, including alignment with the Financial Stability Board (FSB) Principles and Standards.

✓  Reviewed the alignment of variable compensation with potential and realized risks (jointly with the risk committee).

Oversight of compensation programs, policies and pensions

✓  Reviewed and made recommendations to the board to approve design and payouts for major compensation programs.

✓  Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy, and made recommendations to the board to approve 2023 pension plan funding.

✓  Approved the Compensation Management Framework, the Compensation Risk Management Policy, the Forfeiture and Clawback Policy, the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers and the Share Ownership Standard.

Talent management and succession

✓  Reviewed and discussed the RBC leadership strategy, including challenges leaders face in managing profitability and significant transformations in an increasingly difficult economic environment, internal and external trends impacting leadership at RBC, and progress on strengthening succession, building future-ready leaders and maintaining a winning culture.

✓  Received executive talent updates at each regular meeting and discussed performance against our goals for representation for women and Black, Indigenous and people of colour.

✓  Received regular updates on progress against talent and culture plans related to the integration of RBC Brewin Dolphin and the proposed acquisition and integration of HSBC Canada.

Employee engagement	✓ Received and discussed the Annual Report on Employee Engagement, which included results from the Employee Engagement Survey.

1	This highlight occurred in November 2023 (fiscal 2024).

Royal Bank of Canada

Governance

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• A. Chisholm (chair), M. Bibic, R. Jamieson, T. Vandal and J. Yabuki

Meetings

•  Seven regular meetings and one special meeting were held in fiscal 2023 (three meetings also included joint sessions with the audit committee; and one meeting also included a joint session with the human resources committee).

•  All seven meetings included an in camera session without management present.

Responsibility	2023 Highlights

Risk management

✓  Received reports on top and emerging risks including, among others, credit risk, particularly in the context of elevated inflation and rising interest rates; operational risks, such as fraud, third-party, and security risks; risks associated with generative artificial intelligence; regulatory developments; risks stemming from the evolving macroeconomic and geopolitical environment; heightened levels of market and liquidity risks; and cybersecurity and information technology (IT) risks, events and trends.

✓  Discussed environmental and social risks, including industry trends, political and regulatory developments and shifting stakeholder perceptions.

✓  Received updates on developments in the banking environment, including concerns about U.S. regional banks and the stability of the broader financial sector.

✓  Received updates from the Chief Risk Officer (CRO) on risks associated with the bank’s acquisition and divestiture activities, including the integration of RBC Brewin Dolphin and the proposed acquisition and integration of HSBC Canada.

✓  Received reports on risks associated with RBC’s commercial real estate lending portfolio and the leveraged lending business, and discussed the bank’s risk performance and profile relative to peers.

✓  Reviewed and approved the bank’s resolution plan.

✓  Received an update on recent developments in RBC’s operational resilience program.

✓  Reviewed a presentation on RBC’s financial risk management capabilities, tools and downturn preparedness.

✓  Reviewed the enterprise-wide stress testing scenarios and results and approved the Internal Capital Adequacy Assessment Process and made recommendations to the board to approve the 2024 Capital and Funding Plan (jointly with the audit committee).

✓  Reviewed the alignment of variable compensation with potential and realized risks (jointly with the human resources committee).

✓  Received an update from the Financial Crisis Management Team (jointly with the audit committee).

Risk framework and oversight

✓  Reviewed and approved the Enterprise Risk Management Framework, the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks.

✓  Reviewed and made recommendations to the board to approve the Enterprise Risk Appetite Framework, which represents the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives.

Oversight of risk management function

✓  Reviewed and approved Group Risk Management’s organizational structure, budget and resources and the mandate of the CRO.

✓  Reviewed Internal Audit’s assessment of the design and effectiveness of the bank’s risk governance framework (jointly with the audit committee).

✓  Assessed the effectiveness of Group Risk Management through an independent review conducted by a third-party consultant.

✓  Reviewed the performance assessment of the CRO.

Subsidiary oversight

✓  Reviewed and approved the mandate of the U.S. Risk Committee of RBC U.S. Group Holdings LLC, the RBC U.S. intermediate holding company.

✓  Reviewed and approved the bank’s Combined U.S. Operations Liquidity Risk Tolerance/Appetite.

Royal Bank of Canada

Executive compensation

Letter from the human resources committee

Dear fellow shareholders,

RBC has a resilient history spanning more than 150 years and the bank continues to proudly serve as a stabilizing force for its clients, employees, communities it serves, and shareholders. We are living through a pivotal era of historical change, ranging from shifting economies, climate pressures and technological disruptions to ongoing geopolitical conflicts. In a year defined by uncertainty, RBC continued to lead with Purpose in helping clients thrive and communities prosper while creating long-term value for shareholders. The bank’s board and senior management team remain focused on providing leadership, stability and guidance to RBC’s clients, employees, communities it serves, and shareholders.

RBC is unwavering in its commitment to meeting the needs of clients and helping them navigate risk while making informed decisions and seizing opportunities that help them thrive. The management team is steadfast in their ambition to play a role in driving more equitable prosperity in communities – and it is this commitment and dedication that make the bank an anchor of stability for the people, places and projects it proudly supports.

With a team of talented and diverse individuals across nearly 30 countries, there is a strong and values-driven culture at RBC, where employees are celebrated and recognized for demonstrating collaboration, diversity and inclusion, integrity, accountability and a continuous commitment to innovation and doing the right thing for RBC’s clients. Senior management continues to adapt, adjust and recalibrate to win today and capture future growth, and remain focused on aligning their people and investments with the highest priorities across the organization.

RBC is pleased to share its approach to executive compensation for 2023 and highlight the performance metrics considered in determining 2023 compensation awarded to Dave McKay, President and Chief Executive Officer (CEO). Informed by RBC’s

compensation philosophy and principles, the human resources committee’s decisions on executive compensation for 2023 reflect the bank’s ongoing focus on driving growth in alignment with the bank’s Purpose, Vision and Values.

RBC’s Purpose and strategic goals

Guided by RBC’s Vision to be among the world’s most trusted and successful financial institutions, and driven by its Purpose of helping clients thrive and communities prosper, RBC aims to be:

•  the undisputed financial services leader in Canada

•  the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•  a leading financial services partner valued for our expertise in select global financial centres.

RBC performance in 2023

RBC’s financial performance in 2023 demonstrated the bank’s Purpose-driven approach to creating long-term value for those it is proud to serve.

The bank’s employees around the world continued to remain focused on the needs of their clients, helping to generate solid performance across our core business.

RBC’s mix of industry-leading franchises – diversified across business segments and geographies – generated earnings of nearly $15 billion for fiscal 2023, down $941 million or 6% from last year, while delivering $7.4 billion in dividends to our common shareholders. As noted in the table below, the bank met most but not all of its medium-term objectives over three and five years. While the bank’s total shareholder return (TSR) was below the global peer average over the three-year period, it outperformed the global peer group over the five-year period.

  Financial results for

  short-term incentive program

   Earnings net income (C$ billion)

$14.9 (actual) $16.3[1] (adjusted) 2023	$15.8 2022

Financial results for mid- and

long-term incentive programs

Medium-term objectives[2]	3-year	5-year

Diluted EPS growth of 7%+[3]	10%	5%

Return on equity of 16%+[4]	16.4%	16.0%

Strong capital ratio (CET1)[5]	13.6%	13.1%

Total shareholder return[6]	3-year	5-year

RBC	10%	7%

Global peer average	14%	5%

1  For the purposes of determining the STI Program awards in 2023, the board exercised discretion to exclude certain items from 2023 net income that were not contemplated in the 2023 planning process, including HSBC Canada integration costs and impact of the Canada Recovery Dividend. Results excluding these items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section of the 2023 annual report.

2  A medium-term (3–5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment, and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop.

3  Diluted earnings per share (EPS) growth is calculated using a Compound Annual Growth Rate (CAGR). Return on equity (ROE) and common equity tier 1 (CET1) ratio are calculated using an average.

4  Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the 2023 annual report.

5  Capital ratios are calculated using Office of the Superintendent of Financial Institutions’ (OSFI) Capital Adequacy Requirements Guideline.

6  Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2023. Please refer to the 2023 annual report, page 26.

Royal Bank of Canada

Executive compensation

Through a dynamic and rapidly changing environment, we are particularly proud of the bank’s accomplishments as it relates to how we create value for our clients, communities it serves, employees and shareholders. In 2023, RBC achieved or exceeded a wide range of client, risk and strategic objectives, generating meaningful value for its clients and benefiting shareholders. RBC also continued to advance on goals related to environmental sustainability, and social and governance practices, and remains committed to supporting the communities it serves. The following highlights summarize RBC’s achievements throughout the year:

✓

Across RBC’s business segments, client satisfaction levels remained strong, highlighted by numerous industry awards and rankings. Among the big five retail banks in Canada, RBC was recognized in all 11 categories of the 2023 Ipsos Financial Service Excellence Awards for the third consecutive year.

✓

Approximately 650,000 net new clients were added in 2023 in Canadian Banking, further strengthening our core deposit franchise and underscoring our commitment to supporting the diverse banking needs of new Canadians through our advice and differentiated partnerships.

✓

RBC maintained #1 or #2 market share in all key product categories across Canadian Banking, while Wealth Management maintained #1 market share for High Net Worth/Ultra-High Net Worth clients, in Canada.

✓

RBC retained the #1 position as Canada’s most valuable brand for the 5th consecutive year. RBC was also recognized as the 4th most valuable Financial Services brand globally, and climbed six places from #57 to #51 on the list of Kantar BrandZ Most Valuable Global Brands overall.

✓

RBC Capital Markets was recognized as the Best Investment Bank in Canada[1], ranked as #1 Canadian investment bank in the U.S. and #9 largest investment bank globally based on global investment banking fees (Dealogic).

✓	Maintained strong credit ratings and a risk profile in the top half of our peer group.
✓	In 2023, RBC was named among Canada’s Top 100 Employers[2], Best Workplaces[3] and Best Diversity Employers[3], and was a Diversity Champion Talent Award[4] recipient.

✓

RBC continued its focus on diversity and inclusion. During fiscal 2023, RBC employees who identify as women and as Black, Indigenous and people of colour made up 43% and 25% of new executive appointments[5], respectively, which was below our annual goal of appointing 50% women and 30% Black, Indigenous or people of colour as new executives. As of October 31, 2023, executive representation was 43% women and 24% Black, Indigenous or people of colour[6]. Our overall goal is 50% women and 30% Black, Indigenous and people of colour, executive representation by 2025, as set out in RBC’s Diversity and Inclusion Roadmap 2025[7].

✓	Launched the RBC Climate Action Institute to bring together economists, policy analysts and business strategists to help research and advance ideas that can contribute to Canada’s climate progress.

✓	Committed $48 million in 2023 toward venture capital and growth equity funds to support climate innovation.

✓

$172+ million given globally through cash donations and community investments together with the RBC Foundation, including nearly $800,000 in humanitarian and relief support efforts globally as well as climate disaster response efforts in Canada[8].

For more highlights on how RBC created differentiated value for its clients, employees, communities it serves, and shareholders, please refer to the 2023 annual report.

1	Euromoney Awards for Excellence 2023.
2	MediaCorp Canada Inc.
3	Great Place to Work Institute.
4	Diversity Champion Talent Award for companies above 10,000 employees, LinkedIn.
5

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. Based on self-identification.

6	Represents data for our businesses in Canada governed by the Employment Equity Act.
7	Available at rbc.com/diversity.
8

Includes the total community investment made by RBC and RBC Foundation to registered charities, non-profits and for-profit social enterprises, including investments made through RBC Tech for Nature, the RBC Foundation Green Skills Scholarships, RBC Emerging Artists, RBC Future Launch, the RBC Communities Together Fund and the value of employee volunteer time and gifts in kind.

Royal Bank of Canada

Executive compensation

CEO 2023 performance and compensation

CEO total compensation for 2023 is $15,221,000, flat to 2022. Mr. McKay’s compensation reflects his strong leadership in creating long-term value and growth for RBC’s clients, employees, communities it serves, and shareholders, and in driving progress against the bank’s strategic priorities. A detailed description of our performance evaluation for Mr. McKay begins on page 80.

In considering CEO compensation outcomes for the year, we assessed Mr. McKay’s performance against financial, client, risk and strategic objectives that were approved by the board at the beginning of the year, as well as progress against RBC’s mid- and long-term objectives in 2023.

As a result of the assessments described on pages 80 and 81, the board approved total direct compensation of $15,221,000, which is 9% above his 2023 target of $14,000,000 and flat to his 2022 actual total direct compensation.

Specifically, Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2022. He also received a short-term incentive (STI) payout of $2,702,250, which was 10% lower than last year, reflecting lower financial performance compared to target. Finally, Mr. McKay was awarded mid- and long-term incentives totalling $11,018,750 granted in the form of performance-deferred share units (80%) and stock options (20%). These mid- and long-term awards were above target and 2% above last year, reflecting Mr. McKay’s continued leadership in steering RBC through a turbulent environment and making strategic investments that will strengthen our ability to generate revenue for shareholders over the long term.

CEO target compensation for 2024

The board values Mr. McKay’s leadership in navigating through a time of increasing complexity in our social, operating and economic environments, balancing RBC’s commitment to growing our franchise while upholding our prudent approach to risk management.

The board recognizes that strong and stable leadership is critical in executing RBC’s multi-year approach to setting the bank up for future success, including potential growth opportunities through our proposed acquisition of HSBC Canada and continued integration programs at City National Bank, BlueBay Asset Management, and RBC Brewin Dolphin.

Since being named CEO in 2014, Mr. McKay’s base salary has increased once, in 2016; his short-term incentive target has remained at 150% of salary for the duration of his CEO tenure; and his medium-and long-term incentive targets were last adjusted in 2022.

On the recommendation of the human resources committee, the board approved a base salary increase for Mr. McKay to $2,000,000 effective January 1, 2024. Additionally, Mr. McKay’s short-term incentive target was increased to $4,000,000 and medium- and long-term incentive targets were increased to $11,000,000. A significant portion of Mr. McKay’s target pay continues to be subject to business performance. As a result of these changes, Mr. McKay’s target total direct compensation is $17,000,000 in 2024.

Mr. McKay is one of the longest tenured CEOs among the bank’s Canadian and U.S. peers, with a proven track record of sustained performance. The board took this into consideration in setting Mr. McKay’s 2024 target compensation, in addition to the bank’s size and scale as the largest Canadian bank in terms of market capitalization, revenue, total assets, and net income.

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that, in 2023, 95.7% of shareholder votes were in favour of RBC’s approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to your participation at the upcoming annual meeting of common shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee

Jacynthe Côté Chair of the Board

Royal Bank of Canada

Executive compensation

Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2023 NEOs are:

David McKay	President and Chief Executive Officer (CEO)

Nadine Ahn	Chief Financial Officer (CFO)

Derek Neldner	CEO and Group Head, RBC Capital Markets

Douglas Guzman	Group Head, RBC Wealth Management and RBC Insurance

Neil McLaughlin	Group Head, Personal and Commercial Banking

Compensation philosophy and principles

Guided by our Vision of being among the world’s most trusted and successful financial institutions and our Purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with
long-term shareholder interests

•  Awards vary based on the absolute and relative performance of RBC.

•  Mid- and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  Performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and engaged employees are essential to creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct (available at rbc.com/governance), form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We assess behaviours and compliance with policies and procedures in determining our performance-based compensation.

Royal Bank of Canada

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies and our future-focused leadership model outlining our expectations of leadership in today’s competitive landscape. We focus on identifying, assessing, and developing executives and high-potential talent to build a strong and diverse pipeline of future-ready leaders to drive performance. The CEO, along with his senior leadership team, are stewards of the enterprise talent agenda, with specific performance objectives relating to talent management and succession planning and are held accountable through their annual assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes optimize both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. To help us advance and develop a robust leadership pipeline of women, Black, Indigenous and people of colour, we remain committed to advancing diverse high-potential talent through a programmatic approach to reach staffing and representation goals.

Our philosophy on development and promotion from within strengthens our culture, supports talent retention, builds versatility and provides optionality for succession. We complement this practice with external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. In addition, we have a formal leadership development curriculum for our high-potential talent.

The human resources committee plays a key role in supporting the board in its oversight of leadership development and succession planning. Each year, the human resources committee reviews the annual succession report, which provides an overview and evaluation of talent and succession, including the depth and diversity of succession pools for senior leadership roles across RBC. The human resources committee also annually reviews our leadership strategy, which outlines the strategic leadership priorities and progress made over the past year.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and heads of oversight functions who are not members of the Group Executive, including specific plans to address any gaps. As part of this process, the CEO discusses with the board key capabilities and experiences for succession candidates, possible succession scenarios over various time horizons and future development plans such as job rotations and expanded mandates. The board takes a systematic approach to meeting top succession candidates. Talent strategies are also integrated into business and function strategies, which the board, with support from the human resources committee, reviews each year.

Royal Bank of Canada

Executive compensation

Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay-for-performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and Group Executive relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.	68

Significant portion of pay is at risk and based on performance	✓	For the CEO and Group Executive[1], 77% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	69

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other material risk takers (MRTs)) is deferred, with a vesting period of three or four years, consistent with our compensation principles and relevant regulatory guidelines.	65

Mid- and long-term incentive awards subject to performance at time of grant and vesting	✓

Consistent with best practices, we determine grants of mid- and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). These grants may be further adjusted based on progress against the strategic priorities of the RBC Climate Blueprint (see page 72 for more information). In addition, the Performance-Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.

			71

Scenario analysis of compensation programs	✓	Every year, we back-test the compensation of the CEO and Group Executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and Group Executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.	69

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	73

Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	61

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2023, 95.7% of shareholder votes were in favour of our approach to compensation.	7

External independent advice	✓	The human resources committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance trends, and objective advice on the compensation for the CEO and Group Executive in the context of RBC’s performance and the market.	62

Alignment with FSB Principles and Implementation Standards	✓	Our approach to compensation risk management is consistent with the Financial Stability Board’s (FSB) Principles and Implementation Standards.	65

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees engage in misconduct, or conduct business activities inappropriately, or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	64

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	64

Performance cycles align with risk time horizon	✓	To align executive compensation with the risk time horizon and to motivate executives to create long-term value, executives are required to defer a significant portion of their variable compensation to meet minimum share ownership guidelines.	65

1	Target compensation levels are not established for the CEO and Group Head, RBC Capital Markets, as individual incentive awards are discretionary.

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Executive compensation

Compensation governance and risk management (continued)			Page

Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.	74

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	70-71

Talent management and succession planning	✓	The human resources committee and the board oversee a comprehensive approach to talent management and succession planning to drive short-, medium-, and long-term performance.	58

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger”.	94

Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			67, 71

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual STI award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	74

Royal Bank of Canada

Executive compensation

Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CHRO, CRO, CFO, and Senior Vice-President, Compensation and Benefits.

Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas through experience as senior management of complex organizations and through their prior and current membership on the human resources or risk committees of the RBC board and compensation and risk committees of the boards of other large and complex organizations. The human resources committee assists the board in carrying out compensation oversight responsibilities by:

•	reviewing compensation polices and major compensation programs

•	meeting with the CRO to ensure program design and payouts align with sound risk management principles and practices

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Executive compensation

•	overseeing compensation risk management by reviewing and recommending for board approval the compensation of the CEO, Group Executive and other MRTs

•	reviewing and recommending for board approval the pension plan funding and design changes for the bank and participating subsidiaries, and

•	ensuring compliance with legal and regulatory requirements.

In addition, the human resources committee oversees key talent management and human resources strategies and practices, including employee engagement, diversity and inclusion, and health and wellness.

Various members of the human resource committee serve on other committees of the board. In fiscal 2023, Mr. Vandal served as chair of the human resources committee, and as a member of the risk committee. Mr. Daruvala, Mr. Perry and Ms. van Kralingen served on the audit committee, Mr. Vettese served as chair of the audit committee, and Mr. Yabuki served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2023, the human resources committee held a joint meeting with the risk committee to provide oversight of and consider the relationship between risk and compensation as well as alignment of variable compensation with potential and realized risks and economic performance.

Independent advice

The human resources committee has benefited from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation for many years. The human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook) for this purpose since 2015. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and Group Executive

•	advising on CEO and Group Executive compensation based on individual, business segment and RBC’s overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and reviewed other services performed for RBC by FW Cook and the proposed fees for those services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

The total fees paid by RBC to FW Cook for its services in 2023 represented less than 0.5% of FW Cook’s global revenue.

The table below shows the fees paid to the advisor over the last two years:

Year		Executive compensation- related fees[1,3]	All other fees[2,3]
2023	FW Cook	$393,686	$57,176
2022	FW Cook	$224,817	$104,268

1	As independent advisor to the human resources committee.
2

In each of the last two years, the board of directors of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for this work.

3	All fees have been converted to Canadian dollars using the average annual foreign exchange rate of US$1.00=C$1.3495 for fiscal 2023 and US$1.00=C$1.2920 for fiscal 2022.

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Executive compensation

Compensation risk management

Our compensation risk management policies and practices, as summarized below, are aimed at ensuring compensation aligns with the short-, medium- and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour, as part of performance evaluations and compensation decisions.

Together with the CHRO, the CRO and CFO play key roles in managing compensation risk at RBC, including several of the practices described in this section. The CFO provides oversight regarding performance, metrics and target setting, as well as overall financial soundness of compensation program spending, and is a member of the CRMOC described on page 61.

The CRO is also a member of the CRMOC and meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described below. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices and other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Culture and Conduct Risks Framework, all employees have an important role in promoting a risk-aware culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees the bank’s management of culture and conduct, including breaches of the Code of Conduct, and meets with the CHRO, CRO, Chief Legal Officer and Chief Compliance Officer to review progress on programs that strengthen enterprise culture and conduct practices.

Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance and leading best practices.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC

•  that deferred compensation should be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews the compensation program pool calculations to identify significant items that impact the results for the period. This process includes reviewing key financial measures, including net income and ROE, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions consider risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business segments compared to their risk appetite, the risk exposure by risk type compared to established limits and appetite, the strength of the control environment and the potential impacts of emerging risks.

•  The effectiveness of our culture and conduct risk practices is assessed through internal monitoring, employee engagement surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid- and long-term incentives granted to MRTs, including the CEO and Group Executive, can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the human resources committee and subject to the board’s approval.

1	See the Enterprise risk management section on pages 63 to 66 of the 2023 annual report for a list of the major risk types identified and the structures and processes to manage them.

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Executive compensation

Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in MRT mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of the bank’s risk appetite.

•  Compensation arrangements for MRTs, including the CEO and Group Executive, are subject to the CRO risk assessment.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees engage in misconduct or conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards to executives, such as the CEO, Group Executive and other MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid- and long-term incentive awards under the performance-based incentive programs.

Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers

Purpose

•  To provide for the recovery of excess incentive compensation from the CEO, Group Executive and the Senior Vice-President, Finance and Controller in the event of a restatement of our financial results. In 2023, the Committee approved the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers, as required by the New York Stock Exchange listing standards.

Key features (applies to CEO, Group Executive and the Senior Vice-President, Finance and Controller)

•  A financial restatement trigger requires RBC to recoup erroneously awarded incentive-based compensation for the CEO, Group Executive and the Senior Vice-President, Finance and Controller, where that compensation exceeds the amount that would have been received had it been determined based on the restated amounts. This Policy applies to incentive-based compensation received on or after October 2, 2023.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees and contract workers are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, or

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

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Executive compensation

Alignment with the FSB Principles and Implementation Standards

Our approach to compensation is consistent with the FSB Principles and Implementation Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓ ✓

The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.

The human resources committee meets with the CRO bi-annually to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓ ✓

The human resources committee considers potential adjustments to compensation payouts, guided by the CRO’s review of a number of risk factors as described on page 63.

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are commensurate with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on RBC net income, business segment net income, or a combination of both.

-  Final payouts for PDSUs are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 64 covers the CEO and Group Executive and all other employees who receive equity-based compensation. The Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers as described on page 64 covers the CEO, Group Executive and the Senior Vice-President, Finance and Controller.

Compensation payout is sensitive to the time horizon of risks	✓ ✓

To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other MRTs), with a vesting period of three or four years.

Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and Group Executive as described on page 74.

The mix of cash, equity and other forms of compensation is consistent with the risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Executive compensation

Compensation framework

RBC’s variable compensation programs are overseen by multiple management committees and the human resources committee of the board. Variable compensation program design is regularly reviewed to ensure compensation is consistent with enterprise and business segment strategy, market competitiveness and regulatory environment. The majority of employees at RBC are compensated through a combination of base salary and variable compensation awards which generally fall into one or more of the following forms: short-term incentives, discretionary, commission and equity. In evaluating appropriateness of incentive plans, RBC may consider several factors including but not limited to objectives related to business performance, risk and culture.

RBC’s compensation policies and practices meet regulatory requirements regionally and globally across our various business segments.

Independent review of compensation programs and practices

Annually, RBC Internal Audit conducts an independent review of compensation programs and practices for alignment with the FSB Principles and Implementation Standards as well as other regulatory guidance. The opinion of the fiscal 2022 review was presented to the human resources committee in May 2023, which included a satisfactory rating on the design and operating effectiveness of key controls supporting RBC’s compensation risk management processes.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles, as described on page 57. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market-competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and numerous other external consulting firms, including McLagan1 and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group shown on page 67 to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix, and scale of operations outside Canada), our international growth strategy and the associated talent requirements.

1	McLagan is a part of Aon Hewitt, a business unit of Aon plc.

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Executive compensation

Core comparator group

The board uses a core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and Group Executive. The core comparator group has remained unchanged since fiscal 2012. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Core comparator group

Canadian financial institutions

•  Bank of Montreal

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial Corporation

•  Sun Life Financial Inc.

•  The Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The reference comparator group was last updated in fiscal 2020. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

Reference comparator group

U.S. banks[1]

•  JPMorgan Chase & Co.

•  Morgan Stanley

•  PNC Financial Services Group, Inc.

•  U.S. Bancorp

•  Wells Fargo & Company

Others

•  Barclays PLC

•  Credit Suisse Group AG2

•  Westpac Banking Corporation

1	During 2023, market data from additional U.S. banks were analyzed in addition to the listed reference comparator group.
2

Effective June 12, 2023, UBS Group AG (UBS) completed its acquisition of Credit Suisse Group AG (Credit Suisse). Credit Suisse has been merged into UBS and is removed from the reference comparator group going forward.

The following table summarizes how we rank on size-based selection criteria1 relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2023; market capitalization is as of October 31, 2023.
2	Employees (full-time equivalent) (FTE)

CEO and Group Executive target setting

Each year, based on an in-depth review of target compensation for the CEO and Group Executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

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Executive compensation

As we are the largest of the core comparator companies based on market capitalization, revenue, net income and total assets, the human resources committee also uses the reference comparator group1 to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC’s performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation and applicable regulatory requirements. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk, and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short-, medium- and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of clients, employees, shareholders and other stakeholders.

The CEO establishes financial and non-financial objectives for each Group Executive member, which include client, risk and strategic objectives, and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee, the performance evaluations of Group Executive members based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and Group Executive programs might pay out under different RBC performance scenarios. These analyses help determine whether these programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

A description of the evaluations for the CEO and other NEOs for 2023 can be found on pages 80 to 86.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short-, mid- and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for Group Executive

•	RBC’s financial performance relative to peers

•	progress against RBC’s climate strategy

•	market compensation information, including the compensation comparator groups

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

1	During 2023, market data from additional U.S. banks were analyzed in addition to the listed reference comparator group.

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Executive compensation

After considering these factors, the human resources committee recommends to the board compensation awards for the CEO and Group Executive.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other NEOs for 2023 is available on pages 80 to 86.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure to confirm that award outcomes are consistent with RBC’s performance (see page 82 for a review of compensation awarded to the CEO over the past five years). The assessment uses the value of the short- and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid- and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to Group Executive are also back-tested to confirm that award outcomes continue to align with RBC performance.

2023 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 73 to 74), and the proportion of pay at risk.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group.

Performance-based awards

Awards under the short-, mid- and long-term incentive programs are determined based on individual, business segment and RBC’s overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 74 for more information). The mid- and long-term incentive programs are equity-based.

Royal Bank of Canada

Executive compensation

Short-, mid- and long-term incentive programs

The table below summarizes the key design features of the short-, mid- and long-term incentive programs, which are applicable to the CEO and Group Executive, excluding the CEO and Group Head, RBC Capital Markets (outlined on pages 73 to 74).

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC’s overall performance, as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives, which are added together to determine the actual STI award. Payouts can range from zero to a maximum of 2 times target.

Performance measures	■ ■ ■

Financial (60% weight)

•  RBC net income, or for business segment Group Heads, a combination of RBC net income and business segment net income, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Client satisfaction and loyalty results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets, are also considered.

•  The CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, business strategy, environmental sustainability, and social and governance practices.

Payout	Paid following the end of the fiscal year.

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Executive compensation

Mid- and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium- and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance-deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years[1]

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term financial objectives of diluted earnings per share (EPS) growth, return on equity (ROE), common equity tier 1 (CET1) ratio and considers, at the discretion of the board, progress made against strategic climate priorities[2].

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see page 63 for more information).

Performance measures at vesting

Common share price performance plus relative TSR (change in common share price plus reinvested dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the common share price.

A zero payout will result if (i) the three-year TSR is 9th or 10th of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2023).

Common share price performance

Vesting and payout	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

How we use our global performance peer group
At vesting of PDSU awards, we compare our TSR to that of a global performance peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described above. The global performance peer group is comprised of Canadian financial institutions and U.S. and other international banks with a similar business and/or geographic mix to RBC. This is the same global peer group used to measure our relative TSR performance that reflects the market’s perception of our overall performance relative to our peers over the three-year award term. Peer groups are reviewed on a regular basis and updated for relevancy to reflect the current market landscape.

Global performance peer group
Canadian financial institutions • Bank of Montreal • The Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial Corporation • National Bank of Canada • The Toronto-Dominion Bank	U.S. & other international banks • JPMorgan Chase & Co. • Wells Fargo & Company • Westpac Banking Corporation

1

The term of options that are scheduled to expire during, or shortly after, an insider trading blackout during which the participant is prohibited from exercising the option is automatically extended 10 business days following the end of the insider trading blackout.

2

As disclosed last year, beginning in fiscal 2023, a new medium-term climate-based objective, based on progress against the four strategic priorities within RBC’s Climate Blueprint, has been introduced as part of the assessment by the board in their determination of the CEO and Group Executive MTI and LTI grant modifier.

Royal Bank of Canada

Executive compensation

Environmental, social and governance (ESG) factors in executive compensation

As a global bank, it is important that we identify, understand and respond to the ESG risks and opportunities that matter most to our stakeholders and our business. RBC continues to evolve and refine our ESG strategy by taking into consideration lessons learned and adapting to a dynamic and rapidly changing environment.

The design of our CEO and Group Executive compensation incorporates ESG considerations in the short-, medium- and long-term programs to incentivize our business leaders in advancing positive change, progress towards our objectives, and create long-term sustainable value for our shareholders.

Compensation program	Compensation element	Description of program component
STI Program	Included in risk and strategic objectives (30% weighting)

Individual performance objectives for the CEO and Group Executive[1] in our STI program are tied to RBC’s financial performance, client outcomes and contribution to our risk and strategic objectives, including environmental sustainability, and social and governance practices. Our STI program, which includes a 30% weighting on risk and strategic objectives, is highlighted on page 70. Objectives and results related to environmental sustainability, and social and governance practices are discussed on pages 77 to 78.

MTI and LTI programs	Includes a discretionary climate-based modifier

New for 2023, the CEO and Group Executive[1] MTI and LTI programs include a medium-term climate-based objective related to progress towards the strategic priorities of the RBC Climate Blueprint (further information is available at rbc.com/climate).

This climate-focused assessment provides additional incentive for the CEO and Group Executive to accelerate RBC’s progress towards these priorities, and enables the board to recognize their efforts by applying a modifier to MTI and LTI awards, taking into consideration their actions supporting our climate strategy.

Recognizing that climate change is an increasingly important consideration for our shareholders and other stakeholders, the CEO and Group Executive1 MTI and LTI programs include a medium-term climate-based objective related to qualitative and quantitative progress made towards the strategic priorities of the RBC Climate Blueprint. Our Climate Blueprint identifies four strategic priorities: help clients as they transition to net-zero; hold ourselves accountable; inform and inspire a sustainable future; and advance net-zero leadership in our own operations.

The board recognizes that managing climate risk and opportunity is multi-faceted, and that RBC has taken measures to continue momentum on its climate journey. After reflecting on RBC’s commitments, actions taken to date, and relative performance compared to peers, the board has assessed RBC’s in-year progress against medium-term climate commitments to be on track, and no further modifier was applied to the 2023 MTI and LTI awards granted.

The climate transition is a multi-year journey, with uncertainties and variables that will have to be navigated. We know our progress will not be linear, and so transparency with our clients, employees, communities we serve, and shareholders is a key element of our approach. On an annual basis, we publish our Climate Report, a summary of our progress and performance in how we manage climate-related risks and opportunities in line with our enterprise climate strategy. To access our latest Climate Report, go to rbc.com/climate.

RBC has a long history of making a positive impact in society and showing leadership in addressing important causes. In October 2023, we introduced our Purpose Framework – Powering Ideas for People and Planet with an aim to create clarity and structure around three societal ambitions, which are: to accelerate the transition to a greener economy; equip people with skills for a thriving future; and drive more equitable prosperity in our communities. As we continue to strengthen our role in contributing to positive change in ESG-related causes, we will consider refinements to our compensation practices to reflect our ESG ambitions.

1

Excludes the CEO and Group Head, RBC Capital Markets, who participates in the Capital Markets Compensation Program. Refer to pages 73 to 74 for our discussion of how ESG factors are incorporated into the Capital Markets Compensation Program.

Royal Bank of Canada

Executive compensation

Potential adjustments to CEO and Group Executive awards

Risk and performance adjustments	The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI and LTI Programs

At grant: Progress against our medium-term financial performance objectives for diluted EPS growth, ROE, and capital ratio is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

Capital ratio

Capital, as measured by our CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. A strong capital ratio, along with high returns over the short and longer term, reflects management’s ability to balance risks and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 54) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program in which Mr. Neldner participates.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•   Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC’s overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•   The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•   The performance of the CEO and Group Head, RBC Capital Markets is assessed relative to financial objectives, as well as risk and strategic objectives, including environmental sustainability, and social and governance practices, in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head, as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, given the breadth and global scope of our Capital Markets business, the committee considers performance and compensation information of institutions outside Canada for additional context, and it may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

Royal Bank of Canada

Executive compensation

Capital Markets Compensation Program (continued)

Form of awards (for CEO and Group Head, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprised of PDSUs and stock options. For more information about these awards, see page 71.

Performance adjustments

•   The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•   In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to forfeiture or clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 64. Additionally, in the event of a restatement of our financial results, excess incentive awards may be subject to recovery, as set forth in the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers, as described on page 64.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program

Purpose

•   For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%) of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•   The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and Group Executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years1 to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all NEOs is shown on pages 80 to 86.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group Executive[1]	6 x	12 months

1	See below for the CEO and Group Head, RBC Capital Markets.

Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement

CEO and Group Head, RBC Capital Markets	2 x	+	2 x	12 months

2023 CEO and other named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other NEOs in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	the undisputed financial services leader in Canada

•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•	a leading financial services partner valued for our expertise in select global financial centres.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year, and eliminate the possibility of unintended outcomes determined solely by formulas.

1

If an employee was externally hired within two years of the date that the increased share ownership requirements began to apply, then such employee will have five years from their initial date of hire to reach the minimum level of share ownership.

Royal Bank of Canada

Executive compensation

STI Program objectives and results

Financial (60% weight)[1]

RBC
$14,866 million net income down 6% from 2022	✓

Achieved net income of $14,866 million, down 6% from last year. Our reported earnings were down from last year, primarily driven by the impact of the Canada Recovery Dividend (CRD) and other tax-related adjustments[2] in the current year. Our results also reflect lower earnings in Wealth Management, Personal and Commercial Banking and Insurance. This was partially offset by higher results in Capital Markets. Results in the current year reflect higher provision for credit losses, mainly driven by higher provisions on impaired loans and provisions taken on performing loans, as compared to releases of provisions on performing loans last year.

✓

For the purposes of determining the STI Program awards in 2023, as permitted under the STI plan, the board excluded certain items from 2023 net income that were not contemplated in the planning process, including HSBC Canada integration costs and the impact of the CRD. The overall impact of these adjustments resulted in higher adjusted[3] net income for STI purposes of $16,261 million, 2.1% below the STI Program 2023 target of $16,612 million.

✓

Effective the first quarter of 2023, we simplified our reporting structure by eliminating the Investor and Treasury Services segment and by moving its former businesses to existing segments. We moved our Investor Services business to our Wealth Management segment, and our Treasury Services and Transaction Banking businesses to our Capital Markets segment.

Personal and Commercial Banking
$8,266 million net income down 1% from 2022	✓	Achieved net income of $8,266 million, down 1% from last year, primarily attributable to higher provisions for credit losses and higher expenses mainly reflecting staff-related and marketing costs. These factors were partially offset by higher net interest income.

Wealth Management
$2,427 million net income down 24% from 2022	✓	Achieved net income of $2,427 million, down 24% from last year, mainly attributable to higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National Bank. Higher provisions for credit losses and the impact of the impairment losses on our interest in an associated company also contributed to the decrease. These factors were partially offset by higher net interest income driven by higher interest rates.

Insurance
$803 million net income down 6% from 2022	✓	Achieved net income of $803 million, down 6% from last year, largely due to higher capital funding costs, partially offset by improved claims experience.

Capital Markets
$4,139 million net income up 23% from 2022	✓	Achieved net income of $4,139 million, up 23% from last year, mainly due to lower taxes reflecting changes in earnings mix, higher revenue in Corporate and Investment Banking and Global Markets and the impact of foreign exchange translation. These factors were partially offset by higher provisions for credit losses, higher compensation and ongoing technology investments.

1

Further information on our financial performance is in the 2023 annual report or the consolidated financial statements and management discussion and analysis for the years ended October 31, 2023 and 2022, together with the auditor’s reports on those financial statements.

2

CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

3	Results excluding these items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section of the 2023 annual report.

Royal Bank of Canada

Executive compensation

Client satisfaction and loyalty (10% weight)

In fiscal 2023, employees across our businesses continued to demonstrate their commitment to delivering on our Purpose by supporting clients with empathy and care, differentiated advice, and products and services to help them thrive.

Across our business segments, client satisfaction levels remained strong throughout 2023, highlighted by numerous industry awards and rankings, including:

•	Customer Service Award Winner among the big five retail banks in Canada – recognized in all 11 categories of the 2023 Ipsos Financial Service Excellence Awards, for the third consecutive year.

•

RBC retained the #1 position as Canada’s most valuable brand for the 5th consecutive year, was recognized as the 4th most valuable Financial Services brand globally, and climbed six places from #57 to #51 on the list of Kantar BrandZ Most Valuable Global Brands overall.

•	Best Retail Banking Advice in the J.D. Power 2023 Canada Retail Banking Advice Satisfaction Study.

•	Ranked #1 investment bank in Canada and #1 Canadian investment bank in the U.S. based on market share, and 9th largest global investment bank based on global investment banking fees (Dealogic).

•	RBC Dominion Securities ranked highest among Canadian bank-owned investment brokerage firms for the 17th consecutive year (Investment Executive Brokerage Report Card 2023).

•	RBC Global Asset Management named TopGun Investment Team of the Year by Brendan Wood International for the 8th time.

•	RBC Capital Markets recognized as the Best Investment Bank in Canada (Euromoney Awards for Excellence 2023).

•	One of the top 3 Greenwich Quality Leaders in Canadian Institutional Investment Management Service, for the 9th consecutive year (Coalition Greenwich).

Client satisfaction levels and the efforts of our employees to support clients through a challenging macroeconomic environment this year resulted in a client satisfaction and loyalty result of 115%.

Risk and strategic (30% weight)

Risk objectives

Risk management	2023 results

Risk profile within risk appetite	✓	Executed our growth strategy within our risk appetite, while actively managing top and emerging risks (e.g., rising interest rates, geopolitical tensions, cyber threats and climate risks).
	✓	Maintained strong credit ratings and a risk profile in the top half of our peer group.
Strong capital, liquidity and funding	✓	Robust CET1 ratio of 14.5%[1] increased nearly 200 basis points year-over-year.
	✓	Maintained strong liquidity and funding ratios while meeting or exceeding regulatory requirements.

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings.
	✓	Invested in enhancements in our risk management and compliance capabilities.

Effective risk culture and conduct	✓	Maintained leader accountability to promote the bank’s risk management principles supported by a strong risk-aware culture throughout RBC.
	✓	Continued to support our clients in navigating economic uncertainties.

1	This ratio is calculated by dividing CET1 by risk-weighted assets, in accordance with Office of the Superintendent of Financial Institutions’ Basel III Capital Adequacy Requirements guideline.

Royal Bank of Canada

Executive compensation

Strategy execution objectives

Business strategy	2023 results

Undisputed financial services leader in Canada	✓	Approximately 650,000 net new clients added in 2023 in Canadian Banking, further strengthening our core deposit franchise and underscoring our commitment to supporting the diverse banking needs of new Canadians through our advice and differentiated partnerships.
	✓	Maintained #1 or #2 market share for all key product categories across Canadian Banking.
	✓	Recognized as Best Bank in North America and Canada for small and medium-sized businesses (Global Finance Magazine 2023).
	✓	RBC Wealth Management achieved #1 market share for High Net Worth/Ultra-High Net Worth clients in Canada.
	✓	Continued to be the largest retail mutual fund company in Canada based on assets under management (AUM).
	✓	One of the largest Canadian bank-owned insurance organizations on a total revenue basis.
	✓	RBC was recognized as Best Treasury and Cash Management Bank in Canada, Best Trade Finance Provider in Canada.

Preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.	✓	U.S. Wealth Management, the 6th largest full-service wealth advisory firm by assets under administration (AUA).
	✓	RBC Capital Markets ranked as #2 municipal underwriter by Bloomberg.
	✓	Built new product capabilities, including in U.S. Cash Management, and expanded in advisory areas, including in risk solutions, to lead with ideas and insights.
	✓	Joint Active Bookrunner on American Water Works Company’s US$1.7 billion follow-on equity offering.

Leading financial services partner, valued for our expertise in select global financial centres	✓	6th largest full-service wealth advisory firm in the U.S. and top 5 largest wealth management firm in the U.K. as measured by AUA.

Create meaningful value for clients	✓	Leveraged our industry-leading Canadian mobile app to deliver value-added client insights. In 2023, approximately 617,000 clients have activated personalized plans through MyAdvisor®.
	✓	Broad array of services offered to businesses beyond traditional banking, including Ownr®, the online platform that helps entrepreneurs launch their businesses, and RBC Insight EdgeTM which enables companies to leverage aggregated data to gain relevant insights into their markets and attract new clients.
	✓	Launched My Money Matters, a new digital destination with comprehensive content, resources and tools to help Canadians take control of their financial wellbeing and make thinking about money less stressful.
✓

Launched Aiden® Arrival, the second algorithm on RBC’s artificial intelligence (AI) based electronic trading platform, in Europe. RBC Capital Markets was ranked 2nd overall among North American and European banks at incorporating and advancing AI technology by Evident AI Index in February 2023.

Environmental sustainability	2023 results

Help clients as they transition to net-zero	✓	Contributed progress towards our sustainable finance[1] commitment, including measuring green financing activity.
	✓	Worked to formalize Client Engagement Approach on Climate – Energy Sector for RBC Capital Markets clients on their plans for the energy transition[2].
	✓	Enhanced our solutions for agriculture with a market-tested proof of concept for a digitally enabled climate advisory tool.

	✓	Launched the RBC Electric Vehicle (EV) Cost Calculator and established exclusive relationships with two EV manufacturers – VinFast‡ and Lucid‡ Motors – to contribute to the expansion of the EV market across Canada.

Hold ourselves accountable	✓	Prepared to track our progress on our initial 2030 interim emissions reduction targets in lending in three key sectors: oil and gas, power generation, and automotive.

Inform and inspire a sustainable future	✓	Launched the RBC Climate Action Institute to bring together economists, policy analysts and business strategists to help advance ideas that can contribute to Canada’s climate progress.
	✓	RBC Tech for Nature supported 150 partners in clean tech, agriculture, energy and nature-based climate solutions through $21+ million in community investments, an increase of 72% in 2023.
	✓	Committed $48 million in 2023 toward venture capital and growth equity funds to support climate innovation.

Advance net-zero leadership in our own operations	✓	Made progress on our goals to reduce operational emissions and increase sourcing of renewable and non-emitting electricity.
	✓	Engaged with landlords to collaboratively reduce the operational emissions associated with RBC’s global real estate portfolio.

1	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
2	Additional information about the Client Engagement Approach on Climate – Energy Sector is available at the end of Schedule A.

Royal Bank of Canada

Executive compensation

Social and governance practices	2023 results

Support our communities	✓	$172+ million given globally through donations and community investments together with the RBC Foundation, including nearly $800,000 in humanitarian and relief support efforts globally as well as climate disaster response efforts in Canada[1].
	✓	Launched the RBC Communities Together Fund, enabling RBC employees to help address pressing needs in their region through team volunteer events. In 2023, the fund supported 880+ volunteer projects, engaging 2,800+ employees in six countries, mobilizing $1.3+ million in grants and tracking 13,000+ volunteer hours.
	✓	RBC Foundation launched the RBC Foundation Green Skills Scholarship in partnership with Universities Canada, focused on supporting students’ green skills education in key sectors, including buildings and construction, agriculture and food production, transportation, waste management and recycling, and renewable energy.
	✓	Through RBC Future Launch, RBC and RBC Foundation provided over $65.1 million in 2023, helping Canadian young people access meaningful employment through practical work experience, skill-development opportunities, networking and mentorship, and mental wellbeing supports and services.

	✓	RBC Training Ground hosted events for Indigenous athletes with Olympic potential in advance of the 2023 North American Indigenous Games. Indigenous athletes, coaches and team staff from Indigenous Nations across the country gathered in Kjipuktuk (Halifax, Nova Scotia) to celebrate sport and culture.

Build a diverse leadership team and a more inclusive work environment	✓	RBC was named one of Canada’s Best Diversity Employers[2] and a Diversity Champion Talent Award recipient[3].
	✓	RBC continued its focus on diversity and inclusion. During fiscal 2023, RBC employees who identify as women and as Black, Indigenous and people of colour made up 43% and 25% of new executive appointments[4], respectively, which was below our annual goal of appointing 50% women and 30% Black, Indigenous or people of colour as new executives. Our overall goal is 50% women and 30% Black, Indigenous and people of colour executive representation by 2025, as set out in RBC’s Diversity and Inclusion Roadmap 2025[5].
	✓	Launched a new Accessibility Office and Accessibility Plan in compliance with legislation to mitigate barriers that impact our clients and employees who have visible or invisible disabilities[6].

Create exceptional and engaging employee experiences	✓	Over 3 million hours invested by our global workforce in building their technical and business skills[7].
	✓	Continued to connect employees to our Purpose. 93% feel they contribute to the bank’s success and 88% are proud to be a part of RBC[8].
	✓	Maintained overall score of 82[9] on Inclusive Experiences, which measures employee sentiment across three pillars of inclusion: Psychological Safety, Respect/Trust and Sense of Belonging.
	✓	RBC was named among Canada’s Top 100 Employers[10] and Best Workplaces in 2023[2].

Enable inclusive economic growth	✓	Continued to support the path to prosperity and growth of Black entrepreneurs through inclusive financing, community advocacy and sponsorship programs. In 2023, RBC supported 138 entrepreneurs through funding $5.1 million facility loans under the Black Entrepreneur Startup Loan and Black Entrepreneur Business Loan programs. In addition, RBC held several events, including the Black Entrepreneur Info Session and Networking Event in Alberta, the Advice Event for Black Businesswomen in British Columbia, and the Black Tech Founders Journey, and sponsored events such as BLAXPO, BKR Capital’s Fellowship Program, and the Black Business and Professional Association’s Rise Up Pitch.
	✓	Launched Canada’s new First Home Savings Account in April 2023 to help Canadians save tax free for their first home, making it available through multiple channels, including RBC Direct Investing, RBC InvestEase® and RBC in-branch advisors.

Prioritize our governance initiatives	✓	Created a cross-enterprise executive ESG council to advance progress on ESG priorities, supporting the bank’s Purpose of helping clients thrive and communities prosper. The executive ESG council acts as the central hub for liaising with different groups across the enterprise to drive collective impact. Decision-making by the executive ESG council is guided by alignment with the RBC Purpose Framework, with recommendations put forward to members of the Group Executive for input, as required.

1

Includes the total community investment made by RBC and RBC Foundation to registered charities, non-profits and for-profit social enterprises, including investments made through RBC Tech for Nature, the RBC Foundation Green Skills Scholarships, RBC Emerging Artists, RBC Future Launch, the RBC Communities Together Fund and the value of employee volunteer time and gifts in kind.

2	Great Place to Work Institute.
3	Diversity Champion Talent Award for companies above 10,000 employees, LinkedIn.
4

Represents data for our businesses in Canada governed by the Employment Equity Act. A new executive appointment is the appointment of an internal employee or external hire as a first-time Vice-President, Senior Vice-President or Executive Vice-President. Based on self-identification.

5	Available at rbc.com/diversity.
6	Pursuant to the Accessible Canada Act.
7	Learning hours encompass the cumulative time devoted to various learning initiatives during fiscal 2023.
8	Employee Engagement Survey conducted between April 26 to May 10, 2023. Participation rate was 74%.
9

Introduced in 2021, the Inclusive Experiences composite score is our measure for understanding the experiences of our employees across three core pillars of inclusion, including Psychological Safety, Respect/Trust and Sense of Belonging. It is based on extensive research of the drivers of inclusion and is a composite of eight questions within our annual Employee Engagement Survey. Scores represent participants whom select “strongly agree” and “agree” to the eight questions in the composite.

10	MediaCorp Canada Inc.

Royal Bank of Canada

Executive compensation

MTI and LTI Program objectives and results

In 2023, we met most but not all of our medium-term objectives considered in determining mid- and long-term incentives, as outlined below.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	10%	5%

ROE of 16%+	16.4%	16.0%

Strong capital ratio (CET1)	13.6%	13.1%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE and CET1 are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 54, and we believe it represents the most appropriate measure of shareholder value creation. A medium-term (3- to 5-year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by the macroeconomic backdrop. In 2023, we achieved bottom-half performance over our 3-year TSR and top-half over our 5-year TSR.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	10% – Bottom half	7% – Top half

Global peer group average (excluding RBC)	14%	5%

1

The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the periods October 31, 2020 to October 31, 2023 and October 31, 2018 to October 31, 2023, respectively.

We review and revise these medium-term objectives as economic, market and regulatory environments change. For 2024, our medium-term financial performance objectives remain unchanged.

Royal Bank of Canada

Executive compensation

CEO performance and compensation

   David McKay

   President and Chief Executive Officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada and sets the strategic direction to drive leading performance, consistent with the interests of clients, employees, shareholders and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC.

Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC Values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

In his home market, he is a passionate advocate for Canada’s future prosperity and an orderly and inclusive transition to net-zero.

He is also the Chair of RBC’s Diversity Leadership Council.

STI Program award

The following determines the STI award for the CEO and other NEOs, excluding the CEO and Group Head, RBC Capital Markets:

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact –100% to +25%)
ê		ê		ê		ê

RBC net income and business segment net income[1]		Client index		• Risk management • Business strategy • Environmental sustainability, and social and governance practices		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

1 The CEO and CFO formula is based on total RBC net income; the Group Heads’ formula is based on the combination of RBC net income and business segment net income.

The human resources committee and the board considered the results, as summarized on page 75, in determining Mr. McKay’s STI award. The committee recommended, and the board approved, a total STI award for Mr. McKay of $2,702,250, which was 20% above target, down 10% from last year, as described below.

Financial objectives (60%)

•  The committee recommended, and the board approved, an award of $1,296,000, reflective of lower financial performance compared to the 2023 net income target for the STI Program of $16.6 billion. For a summary of results, refer to page 75.

•  The board exercised discretion to exclude certain items from 2023 net income that were not contemplated in the 2023 planning process, including HSBC Canada integration costs and the impact of the Canada Recovery Dividend. Net Income After Taxes was $14.9 billion and the overall impact of these adjustments has resulted in higher adjusted net income of $16.3 billion for STI purposes[1].

Client objectives (10%)

•  The committee recommended, and the board approved, an award of $258,750 relating to client satisfaction and loyalty results that exceeded overall objectives. For a summary of results, refer to page 76.

Risk and strategic objectives (30%)

•  Overall, the committee and the board determined that RBC achieved or exceeded the risk and strategic objectives, including accomplishments relating to environmental sustainability, and social and governance practices. For a summary of results, refer to the scorecard summary on pages 76 to 78.

•  The committee recommended, and the board approved, an award of $1,147,500 for Mr. McKay’s achievements relative to these objectives.

Risk adjustment/ discretion

•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board of directors confirmed that no risk or other discretionary adjustments to the STI award were required.

1 Results excluding these items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section of the 2023 annual report.

Royal Bank of Canada

Executive compensation

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed the bank’s 2023 progress relative to our medium-term objectives, which reflects the bank’s resilience and stability in capital and liquidity positions and its commitment to creating long-term value for our shareholders during a time of widespread economic and market uncertainty.

The committee recommended, and the board approved, MTI and LTI awards totalling $11,018,750 granted in the form of PDSUs (80%) and stock options (20%). These MTI and LTI awards were 8% above target and 2% above last year, reflecting Mr. McKay’s continued effective leadership in managing against our medium- and long-term objectives by returning profits to shareholders and by maintaining a robust capital position which will provide the foundation to deliver sustainable growth for the long term. The board also took into consideration Mr. McKay’s efforts related to the proposed acquisition and integration of HSBC Canada1 and acknowledgment of the acquisition’s impact on long-term growth. Effective fiscal 2023, the MTI and LTI program included a medium-term climate-based objective. As it relates to the portion of the MTI and LTI program linked to the climate strategy, the board assessed the in-year progress to be on track and no further modifier was applied, as outlined on page 72. The committee confirmed that no risk adjustments to the MTI and LTI awards were required, based on the CRO’s review.

2023 total direct compensation

Mr. McKay’s 2023 total compensation is $15,221,000, which is 9% above his target of $14,000,000 and flat to 2022.

	2023 actual ($)		2023 target ($)	2022 actual ($)	2023 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000
STI award[1]	2,702,250		2,250,000	2,992,500
MTI and LTI awards
PDSUs	8,815,000		8,200,000	8,610,000
Stock options	2,203,750		2,050,000	2,152,500
Total	11,018,750		10,250,000	10,762,500
Total variable compensation	13,721,000		12,500,000	13,755,000
Total direct compensation	15,221,000	[2]	14,000,000	15,255,000

1 Net Income After Taxes (NIAT) payout (60% of STI award) is based on RBC NIAT. 2 In 2023, 80% of pay at risk was deferred.

CEO target compensation for 2024

As part of the annual review process completed for all executives, the human resources committee conducted a comprehensive review of Mr. McKay’s total target compensation. The committee took into consideration the following factors:

• Mr. McKay’s demonstrated leadership capabilities, experience and impact as CEO, including through an increasingly volatile geopolitical and macroeconomic landscape

• the bank’s size and scale as the largest Canadian bank in terms of market capitalization, revenue, net income, and total assets, and proven track record of sustained performance resulting in sustained positive investor outcomes, and

• his demonstrated track record of resilient leadership through large and complex challenges, including driving coordination and synergy across our U.S. businesses, and his progress towards setting up the bank for future success, including the proposed acquisition and integration of HSBC Canada[1].

Following the review, the committee recommended, and the board approved, an increase in the CEO’s total direct compensation target to $17,000,000 for 2024. Since being named CEO in 2014, Mr. McKay’s base salary has increased once, in 2016; his short-term incentive target has remained at 150% of salary for the duration of his CEO tenure; and his medium- and long-term incentive targets were last adjusted in 2022.

1 The targeted close date for the proposed acquisition of HSBC Canada is March 28, 2024, subject to the satisfaction of customary closing conditions.

Royal Bank of Canada

Executive compensation

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years with the value realized or realizable as of December 31, 2023. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2023 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)

2019	12.8	15.3	3.7	19.0	10/31/18 to 12/31/23	148	171

2020	12.4	12.5	4.2	16.7	10/31/19 to 12/31/23	135	148

2021	15.5	5.6	9.4	15.0	10/30/20 to 12/31/23	97	162

2022	15.3	4.5	9.5	14.0	10/29/21 to 12/31/23	91	113

2023	15.2	4.2	10.8	15.0	10/31/22 to 12/31/23	99	111

					Average	114	141

1  Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2  Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3  Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4  Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2023 for each period.

5  Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)

23,452,538	–	2,340,700	5,204,053	8 x average salary	30,997,291 (20.7 x average salary)

Royal Bank of Canada

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial, client and risk and strategic objectives for the NEOs is provided on pages 75 to 78.

   Nadine Ahn

   Chief Financial Officer

As Chief Financial Officer, Ms. Ahn is responsible for Finance, Taxation, Performance Management, Investor Relations, Corporate Treasury and Corporate Development. Together with other members of the Group Executive, she is responsible for setting the overall strategic direction of RBC. In addition, Ms. Ahn chairs the bank’s Asset Liability Committee.

2023 performance highlights

• Generated a strong capital ratio with an increase of 190 bps in the CET1 ratio from 12.6% to 14.5% in 2023.

• Supported business growth and shareholder value through proactive balance sheet management, and strategic partnerships with businesses and internal stakeholders.

• Exercised a disciplined approach to resource management and stewardship of enterprise efficiency and cost containment, maintaining a strong controls and governance environment as well as continuing to support the enhancement of ESG disclosures.

• Continued momentum in diversity and inclusion initiatives, and highly visible proponent for furthering our diversity and inclusion strategy having cohosted 10+ diversity and inclusion events.

2023 STI, MTI and LTI awards

The human resources committee recommended, and the board approved, a STI award of $963,625, a MTI award of $1,967,250 and a LTI award of $491,813.

   Total direct compensation

	2023 actual ($)		2023 target ($)	2022 actual ($)	2023 actual pay mix

Base salary	650,000		650,000	600,000
STI award[1]	963,625		812,500	930,000
MTI and LTI awards
PDSUs	1,967,250		1,830,000	1,386,000
Stock options	491,813		457,500	346,500
Total	2,459,063		2,287,500	1,732,500
Total variable compensation	3,422,688		3,100,000	2,662,500
Total direct compensation	4,072,688	[2]	3,750,000	3,262,500

1 NIAT payout (60% of STI award) is based on RBC NIAT. 2 In 2023, 72% of pay at risk was deferred.

Share ownership Values are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)

2,175,544	–	–	478,944	6 x average salary	2,654,488 (5.1 x average salary)[1]
1 Employees promoted to RBC executive roles have three years to meet the minimum share ownership requirement. Ms. Ahn was appointed Chief Financial Officer, effective November 1, 2021.

Royal Bank of Canada

Executive compensation

   Derek Neldner

   CEO and Group Head, RBC Capital Markets

As CEO and Group Head of RBC Capital Markets, Mr. Neldner has global oversight of the Capital Markets business. Together with the Capital Markets Operating Committee, he sets the overall strategy for Corporate and Investment Banking and Global Markets activities conducted by its employees worldwide.

In addition to his leadership role with RBC Capital Markets, Mr. Neldner is also Board Chair and Chief Executive Officer of RBC U.S. Group Holdings LLC, RBC’s intermediate holding company (IHC) in the United States. Mr. Neldner has overall accountability for RBC’s U.S. strategy and integrated performance for all businesses operating in the U.S. - U.S. Wealth Management (including City National), U.S. Global Asset Management, RBC Bank (Georgia) and U.S. Capital Markets.

2023 performance highlights

• Awarded Best Investment Bank in Canada as part of Euromoney’s Awards of Excellence in 2023, and ranked #1 Canadian investment bank in the U.S. (Dealogic).

• Successfully advanced the Global Markets strategy to deliver holistic client service, providing trusted solutions and execution, leveraging origination and financing, enabled by digital offerings.

• Integrated Treasury Services and Transaction Banking into Capital Markets, driving stronger strategic alignment across the business.

• Worked to formalize the Client Engagement Approach on Climate – Energy Sector for RBC Capital Markets clients on their plans for the energy transition.

• Advanced sustainable finance[1] objectives – as demonstrated in our top rank among Canadian banks and 7th globally in Sustainability-Linked loan volumes by bookrunner[2] – and expanded offerings to help corporate and institutional clients operationalize their net-zero strategies.

• Advanced the diversity and inclusion strategy and effected steady growth in the representation of women and Black, Indigenous and people of colour talent in RBC Capital Markets.

Performance-based incentive awards

Mr. Neldner participates in the Capital Markets Compensation Program (see pages 73 to 74 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives, including environmental sustainability, and social and governance practices. Mr. Neldner’s incentive awards are discretionary.

The human resources committee recommended, and the board approved, incentive compensation of $9,800,000, inclusive of recognition for the expanded role as CEO of IHC. The incentive compensation is allocated as follows: 35% cash ($3,430,000); 52% performance-deferred share units ($5,096,000); and 13% stock options ($1,274,000).

   Total direct compensation

	2023 actual ($)		2022 actual ($)	2023 actual pay mix

Base salary	700,000		700,000
Performance-based incentive awards
Annual incentives	3,430,000		2,730,000
PDSUs	5,096,000		4,056,000
Stock options	1,274,000		1,014,000
Total	9,800,000		7,800,000
Total direct compensation	10,500,000	[1]	8,500,000

1 In 2023, 65% of pay at risk was deferred. Share ownership Values are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

12,401,991	–	5,898,230	1,639,520	2 x average salary and cash bonus	19,939,741 (5.6 x average salary and cash bonus)

1	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
2	Bloomberg as at October 31, 2023.

Royal Bank of Canada

Executive compensation

  Douglas Guzman

   Group Head, RBC Wealth Management and RBC Insurance

As Group Head, RBC Wealth Management and RBC Insurance, Mr. Guzman leads RBC’s businesses that serve the wealth management needs of affluent and high net worth clients globally, and teams that provide asset management and trust products. He oversees RBC Insurance, which provides a wide range of insurance, wealth and reinsurance solutions to individual, business and group clients.

2023 performance highlights

• Wealth Management Canada maintained #1 market share in Canadian mutual fund, and RBC® iShares strategic alliance maintained #1 market share in Canadian exchange-traded funds.

• Successfully executed the Investor Services Bank divestiture in Europe, and provided strategic capital allocation to areas with greater promise.

• Leveraged RBC Brewin Dolphin to increase distribution, assets under administration (AUM) and client base to position ourselves as a top five largest wealth manager in the U.K.

• Launched two portfolios in the U.S. market off an internally constructed ESG framework focused on material[1] ESG risks and opportunities, and supported advisors through ESG-related training and a thought leadership program.

• Ranked #1 for broker relationship management capabilities (NMG Consulting Canadian Individual Life Insurance Study 2022) and #1 proprietary insurance distribution network (Investment Executive Insurance Advisors’ Report Card).

• Engaged in targeted initiatives with goals to advance our representation and strengthen inclusion of historically underrepresented groups, including Ivey’s Women in Asset Management Program, Women Advisor Experience Listening Sessions, Diversity Leadership Councils and Employee Resource Groups.

• Launched a Diversity Champion program to promote awareness and discussion on psychological safety and explore the individual and collective meaning of diversity, inclusion, equity and belonging.

2023 STI, MTI and LTI awards

The human resources committee recommended, and the board approved, a STI award of $1,016,750, a MTI award of $4,665,500 and a LTI award of $1,166,375.

   Total direct compensation

	2023 actual ($)		2023 target ($)	2022 actual ($)	2023 actual pay mix
Base salary	700,000		700,000	700,000
STI award[1]	1,016,750		875,000	1,045,625
MTI and LTI awards
PDSUs	4,665,500		4,340,000	4,557,000
Stock options	1,166,375		1,085,000	1,139,250
Total	5,831,875		5,425,000	5,696,250
Total variable compensation	6,848,625		6,300,000	6,741,875
Total direct compensation	7,548,625	[2]	7,000,000	7,441,875

1 NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT. 2 In 2023, 85% of pay at risk was deferred.

Share ownership Values are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

11,474,262	144,258	16,676,548	646,456	6 x average salary	28,941,524 (41.3 x average salary)

1

“Material” refers to ESG factors that in our judgment are most likely to have an impact on the financial performance of an issuer/security and may depend on different factors such as the sector and industry of the issuer.

Royal Bank of Canada

Executive compensation

   Neil McLaughlin

   Group Head, Personal and Commercial Banking

As Group Head, Personal and Commercial Banking, Mr. McLaughlin is responsible for RBC’s banking businesses in Canada, the Caribbean and the U.S., including personal and commercial financial services, credit cards and payments and digital solutions, as well as RBC’s sales and branch distribution, operations and advice centres. He is also responsible for RBCxTM, the tech banking and innovation group focused on re-imagining the role RBC plays in clients’ lives now and for the future.

2023 performance highlights

• Built best-in-class value proposition, such as Avion RewardsTM, which was recognized as the International Loyalty Program of the Year in Americas and Best Loyalty/Benefits in a Financial Product at the 2023 International Loyalty Awards.

• Accelerated our growth and deepened client relationships through a new loyalty partnership with METRO Inc. with the launch of the no annual fee moi RBC® Visa‡ credit card, introducing Canada’s new First Home Savings Account, and other ventures supporting our existing and new clients.

• Invested in solutions that support the financial wellbeing of individuals such as NOMI® Forecast, recognized for Best Use of AI for Customer Experience[1], and My Money Matters, RBC’s new financial wellbeing hub to help Canadians navigate their personal relationships with money.

• Helped clients reduce emissions through enhanced solutions in priority sectors by creating a digitally-enabled climate advisory tool for the agriculture sector and launching the RBC Electric Vehicle (EV) Cost Calculator alongside expanding relationships with electric vehicle manufacturers for the automotive sector.

• Strengthened our culture of inclusion and belonging by driving growth and development of diverse talent through targeted initiatives and programs, including Canadian Banking Women’s Forum, Black, Indigenous and people of colour Rotational Program and Indigenous People’s Development Program.

2023 STI, MTI and LTI awards

The human resources committee recommended, and the board approved, a STI award of $999,375, a MTI award of $3,278,750 and a LTI award of $819,688.

HSBC Canada Transaction Awards

To recognize the key strategic importance of the proposed acquisition and integration of HSBC Canada, in February 2023, Mr. McLaughlin was awarded a one-time special cash award of up to $1,250,000 payable conditional on the successful closing and conversion[2] of the HSBC Canada transaction.

 Total direct compensation

	2023 actual ($)		2023 target ($)	2022 actual ($)	2023 actual pay mix

Base salary	750,000		750,000	750,000
STI award[1]	999,375		937,500	1,379,063
MTI and LTI awards
PDSUs	3,278,750		3,050,000	3,202,500
Stock options	819,688		762,500	800,625
Total	4,098,438		3,812,500	4,003,125
Total variable compensation	5,097,813		4,750,000	5,382,188
One-time special cash award[2]	1,250,000		—	—
Total direct compensation	7,097,813	[3]	5,500,000	6,132,188

1  NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2  In February 2023, Mr. McLaughlin was awarded a one-time special cash award of up to $1,250,000 payable conditional on the successful closing and conversion of the HSBC Canada transaction.

3  In 2023, 65% of pay at risk was deferred.

Share ownership

Values are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

		Personal holdings			Total holdings ($) (as a multiple of requirement)
PDSUs ($)	RSUs ($)	DSUs ($)	Shares ($)	Requirement

8,917,145	–	–	1,056,412	6 x average salary	9,973,557 (13.3 x average salary)

1	The Digital Banker Digital CX Awards 2023.
2	The targeted close date for the proposed acquisition of HSBC Canada is March 28, 2024, subject to the satisfaction of customary closing conditions.

Royal Bank of Canada

Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2018 to October 31, 2023 with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The NEO total compensation is aligned to the multi-year profile of shareholder return and market indices.

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following chart shows the link between RBC performance and compensation, expressed as total compensation for the CEO and other NEOs (as reported in the summary compensation table) as a percentage of RBC net income, for the five-year period that ended October 31, 2023.

Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

The salaries shown may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal years ended October 31 of 2023, 2022, and 2021 unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total compensation ($)
D. McKay President and Chief Executive Officer	2023	1,500,000	8,815,000	2,203,750	2,702,250	860,000	44,877		16,125,877
	2022	1,500,000	8,610,000	2,152,500	2,992,500	1,064,000	44,877		16,363,877
	2021	1,500,000	7,920,000	1,980,000	4,095,000	1,132,000	44,877		16,671,877
N. Ahn[1]	2023	641,644	1,967,250	491,813	963,625	116,000	17,951		4,198,283
Chief Financial Officer	2022	600,000	1,386,000	346,500	930,000	185,000	17,306		3,464,806
	2021	320,000	660,000	165,000	435,200	31,000	9,574		1,620,774
D. Neldner Group Head and CEO, RBC Capital Markets	2023	700,000	5,096,000	1,274,000	3,430,000	7,750	4,500		10,512,250
	2022	700,000	4,056,000	1,014,000	2,730,000	6,500	4,500		8,511,000
	2021	700,000	4,784,000	1,196,000	3,220,000	6,500	4,500		9,911,000
D. Guzman Group Head, RBC Wealth Management and RBC Insurance	2023	700,000	4,665,500	1,166,375	1,016,750	7,750	4,500		7,560,875
	2022	700,000	4,557,000	1,139,250	1,045,625	6,500	4,500		7,452,875
	2021	700,000	4,011,890	753,500	2,565,985	6,500	4,500		8,042,375
N. McLaughlin Group Head, Personal and Commercial Banking	2023	750,000	3,278,750	819,688	999,375	87,000	1,272,438	[2]	7,207,251
	2022	750,000	3,202,500	800,625	1,379,063	127,000	22,438		6,281,626
	2021	750,000	3,355,000	838,750	1,678,125	148,000	22,438		6,792,313

1 N. Ahn was appointed Chief Financial Officer effective November 1, 2021.
2 N. McLaughlin was awarded a one-time special cash award of up to $1,250,000 payable conditional on the successful closing and conversion of the HSBC Canada transaction.

Share-based awards

The 2023 amounts for each NEO represent the grant date fair value of PDSUs awarded on December 13, 2023 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $124.866 based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2022 and 2021 amounts for each NEO represent the grant date fair value of PDSUs awarded in those years.

For 2021, Mr. Guzman received incentive compensation of $2,100,000, comprised of a cash award of $1,260,000 and a performance-deferred share unit award granted under the PDSU Program of $840,000 in recognition of his contributions to RBC Capital Markets. In addition, he deferred a portion of his STI of $157,890 into the RBC share unit program to meet the deferral arrangement of 65% of variable compensation.

Option-based awards

The amounts for each NEO represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2023, the compensation value was 11.4% of the grant price ($125.374); for 2022, the compensation value was 12.3% of the grant price ($131.640); and for 2021, the compensation value was 11.4% of the grant price ($129.985).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility

2023	10 years	4.1%	4.9%	17.4%

2022	10 years	3.3%	4.1%	17.3%

2021	10 years	1.6%	3.3%	17.4%

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2023 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value was 10.6% of the grant price for 2023, 8.8% of the grant price for 2022, and 6.1% of the grant price for 2021. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Royal Bank of Canada

Executive compensation

Non-equity annual incentive plan compensation

The total STI award for each NEO includes cash or deferred share units. Executives who voluntarily chose to receive their 2023 annual STI award in DSUs received DSUs based on the 2023 average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $124.866.

Pension value

Pension value represents compensatory change. See pages 92 to 93 for more information on pension benefits for the NEOs.

All other compensation

With the exception of the one-time special cash award awarded to Mr. McLaughlin1, these amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as other employees. See page 93 for more information about these plans.

[1]	In February 2023, Mr. McLaughlin was awarded a one-time special cash award of up to $1,250,000 payable conditional on the successful closing and conversion of the HSBC Canada transaction.

Royal Bank of Canada

Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2023. The value of unexercised in-the-money options as of October 31, 2023 is the difference between the exercise price of the options and $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and RSU Program as of October 31, 2023. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year. See pages 80 to 86 for more information about these awards.

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)

D. McKay[2]	11-Dec-2012	–	58.648	11-Dec-2022	–	300,485
	17-Dec-2013	4,131	69.170	17-Dec-2023	171,808	2,399,069
	15-Dec-2014	74,852	78.587	15-Dec-2024	2,408,213
	14-Dec-2015	162,428	74.392	14-Dec-2025	5,907,182
	12-Dec-2016	184,714	90.230	12-Dec-2026	3,792,178
	11-Dec-2017	91,288	102.333	11-Dec-2027	769,284
	10-Dec-2018	133,130	96.548	10-Dec-2028	1,892,044
	16-Dec-2019	125,168	104.701	16-Dec-2029	758,393
	14-Dec-2020	149,464	105.995	14-Dec-2030	712,196
	13-Dec-2021	133,502	129.985	13-Dec-2031	–
	13-Dec-2022	132,616	131.640	13-Dec-2032	–
							211,742	23,452,538	2,340,700
Total		1,191,293			16,411,298	2,699,554	211,742	23,452,538	2,340,700
N. Ahn	11-Dec-2017	–	102.333	11-Dec-2027	–	59,951
	10-Dec-2018	–	96.548	10-Dec-2028	–	119,230
	16-Dec-2019	2,168	104.701	16-Dec-2029	13,136	39,716
	14-Dec-2020	6,328	105.995	14-Dec-2030	30,153
	13-Dec-2021	11,126	129.985	13-Dec-2031	–
	13-Dec-2022	21,348	131.640	13-Dec-2032	–
							19,642	2,175,544
Total		40,970			43,289	218,897	19,642	2,175,544	–
D. Neldner	14-Dec-2020	77,106	105.995	14-Dec-2030	367,410
	13-Dec-2021	80,642	129.985	13-Dec-2031	–
	13-Dec-2022	62,474	131.640	13-Dec-2032	–
							111,972	12,401,991	5,898,230
Total		220,222			367,410	–	111,972	12,401,991	5,898,230
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	1,731,788
	11-Dec-2017	41,674	102.333	11-Dec-2027	351,187
	10-Dec-2018	55,270	96.548	10-Dec-2028	785,497
	16-Dec-2019	51,964	104.701	16-Dec-2029	314,850
	14-Dec-2020	56,880	105.995	14-Dec-2030	271,033
	13-Dec-2021	50,806	129.985	13-Dec-2031	–
	13-Dec-2022	70,190	131.640	13-Dec-2032	–
							104,898	11,618,520	16,676,548
Total		411,138			3,454,355	–	104,898	11,618,520	16,676,548
N. McLaughlin	14-Dec-2015	5,000	74.392	14-Dec-2025	181,840
	12-Dec-2016	14,778	90.230	12-Dec-2026	303,392
	11-Dec-2017	15,800	102.333	11-Dec-2027	133,147
	10-Dec-2018	37,520	96.548	10-Dec-2028	533,234
	16-Dec-2019	44,380	104.701	16-Dec-2029	268,898
	14-Dec-2020	52,520	105.995	14-Dec-2030	250,258
	13-Dec-2021	56,554	129.985	13-Dec-2031	–
	13-Dec-2022	49,328	131.640	13-Dec-2032	–
							80,509	8,917,145
Total		275,880			1,670,769	–	80,509	8,917,145	–

1  The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

2  Mr. McKay’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2022 and December 2023.

3  Represents vested DSUs which are redeemable only upon retirement, resignation or termination of employment with RBC.

Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the fiscal year ended October 31, 2023. It also includes the STI or annual bonus that was awarded for the 2023 fiscal year and paid in December 2023, received by the NEO in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	3,759,220	11,185,342	2,702,250

N. Ahn	25,495	387,371	963,625

D. Neldner	–	2,111,030	3,430,000

D. Guzman	1,560,665	5,805,790	1,016,750

N. McLaughlin	1,166,518	3,965,777	999,375

1  For the options granted on:

•  December 10, 2018 at an exercise price of $96.548, 50% of options vested on December 10, 2022 at a fair market value of $130.91, the previous trading day’s closing share price, and

•  December 16, 2019 at an exercise price of $104.701, 50% of options vested on December 16, 2022 at a fair market value of $128.22, the previous trading day’s closing share price.

2  For Mr. McKay, Ms. Ahn, Mr. Guzman and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 16, 2022 and were paid out in cash based on a share price of $130.168, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 16, 2022. At the time of vesting, the performance component of the awards paid out at 115% to reflect the RBC TSR relative to the global performance peer group as described on page 71. For Mr. Neldner, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2022 and were paid out in cash in December 2022 based on a share price of $124.61, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2022.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2023, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	7,615,047	[1]	106.65	3,693,311

Equity compensation plans not approved by security holders	–		–	–

Total	7,615,047		106.65	3,693,311

1  Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as of October 31, 2023 is 152,037. The weighted average exercise price of City National Bank stock options outstanding is $73.79. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2023 is 25,875. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 8.0% of issued and outstanding common shares as of October 31, 2023). As described in the table on page 92, as of October 31, 2023, outstanding stock options represented 0.5% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant. The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding. The Stock Option Plan does not limit insider participation.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2023.

Royal Bank of Canada

Executive compensation

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 94 to 95), disability or death. In the event of disability, options continue to vest and must be exercised within ten years1 from the grant date. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier.

See pages 94 to 95 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. In 2023, shareholders approved a resolution to amend the Stock Option Plan to provide for the extension of an option’s expiry date in the event such expiry date falls during an insider trading blackout or shortly thereafter.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2023	Stock options as a % of outstanding common shares for the applicable fiscal year[1]
		Target	2023	2022	2021

Overhang (options outstanding and available to grant)	11,308,358	< 10%	0.8%	0.9%	0.9%

Dilution (current outstanding options)	7,615,047	< 5%	0.5%	0.5%	0.5%

Burn rate (the number of options issued each year)	1,002,749	< 1%	0.07%	0.08%	0.09%

1 Weighted average number of outstanding common shares for the applicable fiscal year is used for the burn rate calculation.

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Ms. Ahn and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Ahn and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,800,000. To allow Mr. McKay the ability to earn pensionable service during his CEO tenure beyond age 60, in 2023, the human resources committee recommended, and the board approved, an increase to Mr. McKay’s maximum annual pension from $1,250,000 to $1,800,000, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Ms. Ahn and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Ms. Ahn’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

1

In 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

Royal Bank of Canada

Executive compensation

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	19.9	1,241,000	1,800,000	16,823,000	860,000	339,000	18,022,000
N. Ahn	2.0	53,000	350,000	401,000	116,000	13,000	530,000
N. McLaughlin	8.8	113,000	350,000	880,000	87,000	26,000	993,000

1  Annual pension benefits payable are benefits that have accrued but, in some cases, may not be fully vested.

2  Compensatory changes are the values of the projected pension earned from November 1, 2022 to October 31, 2023. The amounts shown are consistent with the disclosure in Note 17 of our 2023 annual consolidated financial statements for the year ended October 31, 2023.

3  Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2023.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	19.9	35.6
N. Ahn	2.0	24.6
N. McLaughlin	8.8	25.5

Defined contribution pension plans

Mr. Neldner and Mr. Guzman participate in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($23,560 in 2023). RBC provides required and matching contributions to a maximum of $8,000 per year.

The table below shows the account balances for NEOs participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory[1] ($)	Accumulated value as of October 31, 2023 ($)
D. Neldner	670,350	7,750	678,869
D. Guzman	974,906	7,750	1,131,487

1  Compensatory change represents the employer contribution to a DC pension plan on behalf of the NEOs. The maximum annual RBC contributions were increased effective January 1, 2023 to $8,000 (from $6,500).

Other benefits

Executives participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the RESSOP and executives in Capital Markets can participate in the DSSP, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

Royal Bank of Canada

Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. Additionally, in the event of a restatement of our financial results, excess incentive awards may be subject to recovery, as set forth in the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation for Executive Officers. See page 64 for more information.

Change of control

We have a change of control policy that covers the NEOs and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Royal Bank of Canada

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary

Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus

Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period

PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Unvested units will continue to vest in accordance with the original grant terms	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 10 years from the grant date[1]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[2]	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1  As described on pages 91 to 92, options granted prior to December 2019 expire 10 years from the grant date or 60 months following the date of retirement, whichever is earlier.

2  In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the Stock Option Plan.

Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2023.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $110.76, which is the closing price of common shares on the TSX on October 31, 2023, the last trading day of the fiscal year.

Event	D. McKay ($)	N. Ahn ($)	D. Neldner ($)	D. Guzman ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	8,662,500	2,374,400	7,116,667	5,068,633	3,938,125
Equity-based compensation	–	–	–	–	–
Value of incremental pension benefits[2]	2,810,000	48,000	26,000	26,000	614,000
All other compensation[3]	193,872	141,372	111,890	112,872	147,972
Termination without cause following a change of control
Severance	8,662,500	2,374,400	7,116,667	5,068,633	3,938,125
Equity-based compensation	24,543,930	2,212,264	12,769,401	12,046,978	9,301,852
Value of incremental pension benefits[2]	2,810,000	48,000	26,000	26,000	614,000
All other compensation[3]	193,872	141,372	111,890	112,872	147,972

1  In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Ahn and Mr. McLaughlin.

2  For Mr. McKay, Ms. Ahn and Mr. McLaughlin, the values shown represent the present value as at October 31, 2023 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements. Ms. Ahn would not have attained age 55 by the end of her salary continuance period, so she would not be entitled to any pension benefits from her individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Ahn and Mr. McLaughlin would be $220,000, $7,000 and $45,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2023 year-end pension plan liabilities, which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. Neldner and Mr. Guzman, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during the salary continuance period.

3  All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during the salary continuance period.

Royal Bank of Canada

Executive compensation

Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 97 and 98 is in accordance with Implementation Standard 15 of the FSB Principles and Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements as adopted by Office of the Superintendent of Financial Institutions.

The compensation discussion and analysis also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures under those requirements will be made separately.

We have established criteria for the identification of MRTs whose roles and activities may have a material impact on the RBC risk profile, as described on pages 63 and 64 . For the purpose of the tables below, “senior officers” include the CEO and members of the Group Executive. “Other MRTs” include executive vice-presidents and senior vice-presidents, or equivalent, and senior business leaders in Capital Markets and certain RBC subsidiaries.

In keeping with the FSB Principles and Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

	2023		2022

($ millions)	Senior officers	Other MRTs	Senior officers	Other MRTs

Number of employees	10	280	10	229

Fixed compensation
Cash-based	$ 8	$142	$ 8	$108

Variable compensation[1]
Cash-based (non-deferred)[2]	$14	$210	$14	$184
Cash-based (deferred)	–	$ 9	–	$ 4
Shares and share-linked instruments (non-deferred)	–	$ 9	–	$ 6
Shares and share-linked instruments (deferred)	$45	$233	$39	$181

1  2023 and 2022 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2  Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2023				2022
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount

Sign-on awards	–	–	3	$ 1	–	–	2	$10
Guaranteed awards	–	–	7	$25	–	–	6	$28
Severances[1]	–	–	9	$19	2	$8	4	$ 4

1  The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2023, the highest single severance award was $6.5 million.

Royal Bank of Canada

Executive compensation

Deferred compensation1

	2023[2,4]		2022[3,4]

($ millions)	Senior officers	Other MRTs	Senior officers	Other MRTs

Outstanding
Vested	$23	$181	$40	$208
Unvested	$85	$364	$104	$468
Fiscal year payouts	$35	$243	$36	$256

1  Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2  For 2023, the vesting status of awards is as of October 31, 2023. Values for deferred compensation in Canadian dollars are based on $110.76, the closing price of RBC common shares on the TSX on October 31, 2023, the last trading day of the fiscal year. U.S. deferred compensation is based on US$79.88, the closing price of RBC common shares on the NYSE on October 31, 2023.

3  For 2022, the vesting status of awards is as of October 31, 2022. Values for deferred compensation in Canadian dollars are based on $126.05, the closing price of RBC common shares on the TSX on October 31, 2022, the last trading day of the fiscal year. U.S. deferred compensation is based on US$92.47, the closing price of RBC common shares on the NYSE on October 31, 2022.

4  Outstanding values for 2023 and 2022 include cash-based deferred compensation in the amounts of $20 million and $27 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2023 or 2022.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on page 63. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2023.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 16, 2024. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–
Other	8,175,428	–

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2023, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2023 ($)	Amount outstanding as of January 16, 2024 ($)	Financially assisted securities purchases during fiscal 2023 (#)	Amount forgiven during fiscal 2023 ($)
Securities purchase programs		–	–	–	–
Other programs
N. Ahn Chief Financial Officer	Lender	1,680,000[1]	1,665,991[1]	–	–
K. Pereira Chief Human Resources Officer	Lender	1,636,000[1]	1,626,336[1]	–	–
M. Douvas Chief Legal Officer	Lender	5,062,264[1,2]	4,883,101[1,2]	–	–

1  Residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

2  Converted to Canadian dollars using the foreign exchange rate of US$1.00=C$1.3483 as of January 16, 2024.

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2024, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $2.5 million per annum.

Additional resources

You can receive a printed copy of this circular and our 2023 annual report free of charge from the secretary. You can also view them and any of the following governance documents online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO
•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	Summary of significant differences between our governance practices and the New York Stock Exchange’s listing standards

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 13, 2024

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada

Shareholder proposals

Schedule A:

Shareholder proposals

The following 7 shareholder proposals have been submitted for consideration at the annual meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act.

The Comptroller of the City of New York of 1 Centre Street 8th Floor North, New York, New York 10007 USA has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 1:

Resolved: Shareholders request that Royal Bank of Canada (“Company”) disclose annually its Clean Energy Supply Financing Ratio (“Ratio”), defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply as a proportion of that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe the Company’s methodology, including what it classifies as “low carbon” or “fossil fuel.”

Supporting Statement

The Intergovernmental Panel on Climate Change (“IPCC”) has advised that greenhouse gas emissions must be halved by 2030 and reach net zero by 2050. According to the International Energy Agency (“IEA”), this requires a rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.1

Banks aligning their activities with their own climate goals are better prepared to manage the risks, including legal, reputational and financial risks, associated with the global energy transition. Furthermore, they can capitalize on profitable opportunities in clean energy and position themselves as leaders in a rapidly changing market. Since 2022, banks have reportedly earned more in lending and underwriting fees from clean energy projects than from oil, gas, and coal companies.2

According to their 2022 Climate Report, the Company has a goal of $500 billion in sustainable finance by 2025.3 Furthermore, the Company has a commitment to reach net zero emissions by 2050.

Despite these commitments, however, the Company is the worst financier of fossil fuels – it provided $41 billion to fossil fuel companies in 2022, an increase over its 2021 financing. Since 2016, the total sum has been $252.5 billion.4

According to BloombergNEF’s recent report, Financing the Transition: Energy Supply Investment and Bank Financing Activity (“BloombergNEF Report”),5 the pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down. Synthesizing the seven most frequently referenced 1.5C – aligned pathways (IEA; Network for Greening the Financial System; IPCC), it concluded that, to achieve net zero emissions by 2050, the Ratio must reach a minimum of 4:1 by 2030, rise to 6:1 in the 2030s and 10:1 thereafter.

Clean-energy-to-fossil-fuel financing ratios have emerged as a key metric for assessing progress in financing the clean energy transition. The IEA tracks one,6 and they have been recognized by the leading bank climate alliances in which the Company participates, including the Glasgow Financial Alliance for Net Zero and the Net Zero Banking Alliance, which advised that comparable indicators for “reporting requirements could include …a transition finance ratio.”7

At management’s discretion, we recommend the Company:

•	Set timebound Ratio targets aligned with its net zero commitment.

•	Consult BloombergNEF Report when setting Ratio targets and defining “low carbon” and “fossil fuel” financing.

•	Work to establish standardized industrywide methodologies.

•	Disclose a comparable ratio for its lending.

We urge shareholders to vote FOR the proposal.

1	htps://www.iea.org/reports/net-zero-by-2050
2	htps://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year
3	htps://www.rbc.com/community-social-impact/_assets-custom/pdf/RBC-Climate-Report-2022.PDF
4	https://www.bankingonclimatechaos.org/wp-content/uploads/2023/08/BOCC_2023_vF.pdf
5	htps://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary-2023.pdf
6	htps://www.iea.org/reports/world-energy-investment-2023/overview-and-key-findings
7	htps://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 1:

We recognize that transparency and adequate disclosures on climate performance are critical to demonstrating progress and maintaining trust with stakeholders. The evolution of RBC’s annual climate report following the release of the bank’s first Task Force on Climate-related Financial Disclosures Report in 2019 reflects the bank’s continuous efforts to increase transparency in disclosure.

This is also why, since the release of the bank’s previous climate report in March 2023, RBC further enhanced its actions and disclosures with particular focus on the energy sector, including:

•

The release of the Client Engagement Approach on Climate – Energy Sector (the Client Engagement Approach) which formalizes RBC Capital Markets’ approach to engagement with its energy sector clients (available at rbc.com/climate) in November 2023[1]

•

The subsequent assessment of clients in the energy sector using the transition readiness framework described in the Client Engagement Approach and disclosure of portfolio-level results in our 2023 Climate Report (available at rbc.com/esgreporting)

•	The expansion of our Sustainable Finance Framework (available at rbc.com/climate) to include decarbonization finance and additional low-carbon energy sources, such as nuclear energy

•	Increasing our renewables lending to drive growth in our overall low-carbon energy lending and disclosing the related authorized lending balances

•	Disclosure of our absolute financed emissions for the oil and gas sector with emissions calculated on an authorized basis

Collectively these actions will help to better position RBC as a provider of capital to the energy system of the future – growing our lending in low carbon energy while supporting the reduction of emissions from conventional sources of energy.

We believe that our disclosures provide sufficient transparency on our approach and strategy. Given the lack of industry standards around the clean energy supply financing ratio, we believe that disclosing this metric is premature and would not provide meaningful additional insights to our stakeholders.

We will continue to evolve our disclosure and report on our progress.

The board recommends you vote AGAINST this proposal.

1	Additional information about the Client Engagement Approach is available at the end of this Schedule A.

InvestNow Inc. of 7 Shannon Street, Toronto, ON M6J 2E6 has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 2:

RESOLVED: That Royal Bank of Canada (“RBC”) commission and issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should RBC continue on the path toward currently established Net Zero objectives.

Supporting Statement

Attacks on the oil and gas sector are coming from all fronts. Celebrities, internet influencers, radical activist shareholders, ideologically driven financial alliances and well-funded non-profit organizations are all calling for “divestment” and promoting elimination of the Canadian oil and gas sector in the next 25 years.

We are calling on RBC to commission a report that would provide data and analysis on the impact on revenue projections, profit, share price, and the impact on the Canadian economy overall, as the bank adopts policies or guidelines aimed at suppressing Canada’s oil and gas sector through a divestment policy.

The banking sector has a critical role to play in Canada’s economy and prosperity. The oil and gas sector also has a critical role to play in Canada’s economy and prosperity. The world will continue to use fossil fuels throughout this century, including beyond 2050 notwithstanding current Net Zero aspirations. If the oil and gas the world needs is not supplied by Canadian energy companies it will be supplied by authoritarian regimes in poorly regulated, undemocratic countries that are less responsible and less environmentally friendly. The banks cannot permit themselves to be part of a scheme designed to strangle a sector that is of vital importance, not only to our own citizens, but to the democratic world.

Financing the Canadian oil and gas sector is essential for the functioning of the economy, for jobs, for innovation, and for global emission reductions.

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL NO. 2:

The world is changing rapidly as communities, businesses and governments respond to the urgency of climate change and seize the opportunity to build a more resilient, net-zero economy. RBC’s continued success as a bank is impacted by our collective economic prosperity and the extent our clients thrive, including through the transition to a net-zero economy.

In November 2023, we published the Client Engagement Approach on Climate – Energy Sector (the Client Engagement Approach), which formalizes RBC Capital Markets’ engagement with its clients from the oil and gas and power generation sectors (collectively, the energy sector) on their plans for the energy transition1. RBC believes that clients who are proactively planning for the energy transition are better positioned to respond to associated emerging risks and opportunities. This is why client transition plans are an important consideration in RBC Capital Markets’ business decision-making.

RBC Capital Markets’ objective is to help clients to reduce their emissions and accelerate their transition plans. The insights gained by engaging with clients help us understand where we can provide the most effective support to clients. This includes directing capital towards clients where there is greatest potential to reduce emissions and support their future success. RBC Capital Markets will prioritize supporting clients who are actively engaged in the energy transition and executing or working towards robust transition plans that will help them remain resilient and competitive. RBC Capital Markets is prepared to make difficult business decisions and ultimately step away if a client, after repeated engagement, does not demonstrate sufficient planning for the energy transition2.

We believe that the bank’s existing disclosures, including the Client Engagement Approach, its 2023 Climate Report (available at rbc.com/climate) and its annual and quarterly financial reports to shareholders, provide detailed disclosures on the bank’s approach to the energy sector and on climate more broadly, including details on our climate strategy, and progress in meeting its commitments. The bank does not believe that the detailed level of information requested by this proposal would provide shareholders with meaningful insights that would help shareholders make informed investment decisions about RBC.

The board recommends you vote AGAINST this proposal.

1	Additional information about the Client Engagement Approach is available at the end of this Schedule A.
2

On a case-by-case basis, and considered alongside other financial and non-financial factors, this could include reducing or eliminating available credit and other products and services at the time of credit origination, renewal or requests for increases in credit. The bank will not renege on legally binding credit agreements.

Vancity Investment Management Ltd. of 100 183 Terminal Avenue, Vancouver, BC V6A 4G2 has submitted the following proposal for a shareholder vote.

PROPOSAL NO. 3

Be it resolved

The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO-compensation-to-median-employee-pay-ratio on an annual basis.

Supporting Statement

Job action by United Auto Workers and Hollywood talent illustrates the employee unrest impacting many industries and underscores the discrepancy between corporate profits and increased executive pay compared to workers’ trailing wages. Exacerbating this unrest is stagnant wage growth combined with rising inflation, particularly impacting necessities like housing, energy, and food1.

Sluggish wage growth trailing inflation for average employees is in stark contrast to executive compensation, where realized wages have continued to exceed inflation and diverge from the rest of the workforce. This data is widely available, and this growing gap is undisputed.

While companies with lower levels of unionization are less exposed to direct labour action, they are still exposed to similar financial impacts. This is often felt through increased employee turnover, absenteeism, and lowered employee morale. For instance, research has shown that a burnt-out employee can incur a cost equivalent to over 30% of their salary and that replacing an existing employee can cost up to 400% of their annual salary2.

To effectively implement strategies that increase company value, senior executives need engaged employees to execute their vision. Many studies show that social comparison is a powerful factor in human interaction and employee satisfaction is heavily dependent on perceived fairness in compensation3.

Royal Bank of Canada

Shareholder proposals

The perception that only executives benefit from company growth and that the average worker is not fairly compensated for their individual contribution is demotivating for employees. The CEO-compensation-to-median-employee-pay-ratio is a useful mechanism to evaluate and assess wage distributions within a company. When pay differentials are closely monitored and managed, employees are more likely to be highly engaged and productive.

Say-on-pay vote results have very little to do with a company’s management of pay differentials. Shareholders are lacking information on how exposed RBC is to human capital risks associated with skewed compensation distributions. Vancity filed this proposal last year and received 13% support. MEDAC previously filed a similar proposal with RBC, indicating there is demand for this information.

As a financial institution, RBC is heavily dependent on human capital to drive growth and in turn, shareholder value. The CEO-compensation-to-median-employee-pay-ratio provides a simple cost-effective way for RBC to communicate how the company manages pay differentials. Scotiabank provides this ratio and the Global Reporting Initiative, which RBC already utilizes, offers a well-recognized method to calculate this through indicator 2-21.

The aim of this disclosure is not to limit executive compensation but to ensure that shareholders have the appropriate information to evaluate RBC’s management of human capital risks. Disclosing and tracking the ratio will allow RBC to better manage employee engagement and morale, talent recruitment and retention and mitigate the increasing financial and reputational risk associated with growing pay differentials.

1	https://www.forbes.com/sites/annefield/2022/05/23/ceo-worker-pay-gap-widens-and-employees-arent-happy-about-it/?sh=3ac80050142c
2	https://www.joinpavilion.com/blog/the-real-cost-of-burnout; https://www.simplybenefits.ca/blog/employee-retention-what-is-the-true-cost-of-losing-an-employee
3	https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt-without-consequences

BOARD RESPONSE TO PROPOSAL NO. 3:

At RBC, we strive to take a balanced, systematic, and progressive approach to total rewards. Our practices are grounded in analytics and research to deliver compensation and benefits that are competitive within the markets where we operate and help us compete for talent.

The human resources committee oversees several activities to maintain competitive compensation practices on a regular basis. The committee reviews pay benchmarking analyses, select vertical pay ratios, as well as trends comparing annual total direct compensation of the CEO and the median annual total direct compensation for all employees, including changes to this comparison over time. Given the various factors that are considered as part of the compensation decision-making process, to disclose a pay ratio without the context of the other decision variables poses the risk of oversimplification.

The human resources committee is also responsible for reviewing changes to our total rewards programs which spans beyond compensation. Keeping our employees motivated to deliver exceptional client and shareholder value is paramount to our total rewards philosophy. While compensation is used as one vehicle to motivate, we make continuous investments to train, develop and support our employees through learning programs, benefits and retirement options to help them thrive even in uncertain times. We also invest in data and research to inform our decisions on competitive salary structures, while upholding our pay-for-performance philosophy across our employee base.

The human resources committee believes that the current disclosures provided in the Executive Compensation section of this circular are more relevant and provide more meaningful information to shareholders than a pay ratio, and using a ratio such as this would not effectively address this shareholder’s concerns. Each year we provide detailed information on performance highlights and the composition of executive compensation within this circular.

In the absence of a prescribed disclosure requirement in Canada, voluntary disclosure of vertical pay ratios by individual companies would not provide consistent, comparable, or reliable information for investors. Moreover, we strive to articulate in a transparent nature the considerations behind our executive pay decisions; a pay ratio, while available to be considered, is not and historically has not been one of the main drivers of pay decisions.

We remain committed to engaging with investors and considering their concerns when reviewing our approach to executive compensation. The board continues to monitor developments in executive compensation and its disclosure with a view to maintaining best practices.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada

Shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted proposals 4, 5, 6 and 7 for a shareholder vote (translated from French to English).

PROPOSAL NO. 4:

It is proposed that the Company’s annual shareholder meetings be held in person, virtual meetings being in addition to, not in replacement of, in-person meetings.

Supporting statement

Since 2020, the year in which annual meetings started to be held virtually due to public health restrictions relating to COVID-19, we have often criticized how these meetings are conducted. 1

According to the OECD’s Principles of Corporate Governance:

“[…] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.”2

Virtual meetings have benefits that we readily recognize, but they should not be used to the exclusion of in-person meetings. Like Teachers’,3 we believe that annual shareholder meetings should be held in person, with virtual meetings being in addition to (the hybrid model used by all banks in 2023), not in replacement of, in-person meetings. It is clear that all shareholders must enjoy the same rights, regardless whether they participate virtually or in person. This position is supported by a number of other organizations, such as the Canadian Coalition for Good Governance (CCGG)4 and many large institutional investors.

1	Assemblées annuelles: dérive virtuelle, le MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
2

Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, adopted on 07/07/2015, amended on 07/06/2023 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

3

Good Governance is Good Business —2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP%20Proxy%20Voting%20Guidelines%202023%20EN.pdf

4

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable.” Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they- let-companies-duck/

BOARD RESPONSE TO PROPOSAL NO. 4:

Under the Bank Act (Canada), financial institutions like RBC are not permitted to hold virtual-only shareholder meetings unless the financial institution seeks and obtains a court order to exempt it from holding an in-person component of a shareholder meeting. Given that RBC is currently not allowed to hold virtual-only shareholder meetings, the shareholder proposal to hold an in-person component for shareholder meetings is superfluous and unnecessary.

Prior to the COVID-19 pandemic declared in March 2020, RBC consistently held in-person shareholder meetings supported by the option to participate by webcast for shareholders in other regions or those unable to attend in person. As a result of the COVID-19 pandemic, the board prioritized the health and safety of our employees, shareholders and communities and alongside other large Canadian banks and life insurance companies, obtained the necessary court orders to hold our annual shareholder meetings in 2020, 2021 and 2022 virtually. It is worth noting that RBC planned to host an in-person meeting in 2022; however, as a result of COVID-19 impacting a number of critical annual meeting staff members and participants, the meeting was converted to virtual-only the day prior, in line with our ongoing commitment to prioritizing the health and safety of our stakeholders. RBC has since returned to holding combined in-person and virtual shareholder meetings beginning last year after the COVID-19 pandemic subsided, and our 2024 annual shareholder meeting is again being held both in-person and virtually.

Importantly, shareholders who attend our annual shareholder meetings virtually are afforded the same rights and opportunities as they would attending in-person. Shareholders are able to vote and participate, and those who have submitted a proposal are able to present it at the meeting. In fact, over the past few years, RBC has invested in enhancing the virtual experience to ensure an engaging and equitable experience for those who join the meeting virtually, and we remain committed to enabling this seamless experience going forward.

As a global organization with a shareholder base across Canada and around the world, we believe the virtual meeting format provides greater flexibility and access for shareholders to attend and participate at the annual shareholder meeting. It allows individuals who may not typically attend or who cannot attend the annual shareholder meeting in-person to access the meeting, expanding the ability to fully participate at the meeting beyond the limited number of local shareholders who attend in-person.

Royal Bank of Canada

Shareholder proposals

Virtual-only meetings also support efforts to reduce our overall carbon footprint by requiring less travel for the board, management and shareholders, as well as fewer printed materials. This is in line with our strategic priority to advance net-zero leadership in our operations, as outlined in the RBC Climate Blueprint (available at rbc.com/climate). Additionally, virtual meetings reduce the overall production costs associated with holding an annual shareholder meeting.

Alongside our longstanding commitment to transparent engagement with our shareholders, RBC believes in the need for flexibility and adaptability in conducting our annual shareholder meetings. Prescribing an in-person component to annual shareholder meetings is unduly restrictive, not responsive to the global shift to virtual communication, and not in the best interests of shareholders.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 5:

It is proposed that the Bank annually disclose to the public the non-confidential information in its country-by-country reporting for the purposes of preparing meaningful and detailed pay ratio calculations, specifically broken down by jurisdictions, and contributing to the fight against tax havens, specifically in terms of transparency.

Supporting statement

For many years, the Bank has received from MÉDAC — and now from Vancity — several shareholder proposals requesting the calculation and disclosure of pay ratios.

Despite the substantial number of votes cast in support of these proposals, the Bank still does not disclose its global pay ratio, something that has been mandatory for some time now in the United States and that several companies are already doing here in Canada.

Naturally, many arguments have been raised against disclosing this ratio. Even though pay ratios should be published for all employees pursuant to the Global Reporting Initiative (GRI) standards,1 the public disclosure of non-confidential information of the “country-by-country reporting”— Action 13 2 of the OECD/G20’s Inclusive Framework on Base Erosion and Profit Sharing (BEPS 3), an international initiative to which the government has subscribed — would allow for a meaningful calculation of pay ratios that would help better interpret the global pay ratios by enriching the description of the underlying context.

Furthermore, disclosing such non-confidential data to the public at large — as is incidentally the case in several other countries, including in Europe — would be an exercise in transparency, goodwill and good faith that would directly support the fight against tax avoidance, tax evasion, “tax havens” and other “lenient legislation.”

For all of these reasons, the Bank must publicly disclose the non-confidential data of its country-by-country report on a yearly basis.

1

Disclosure 2-21, Annual total compensation ratio, Full set of standards, Global Reporting Initiative (GRI) — Report a. the ratio; b. the percentage increase; and: c. “contextual information necessary to understand the data” (emphasis, italics and bold added) https://www.globalreporting.org/how-to-use-the-gri-standards/gri-standards-english-language/

2	Action 13 — Country-by-Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
3	What is BEPS?, OECD https://www.oecd.org/tax/beps/about/

BOARD RESPONSE TO PROPOSAL NO. 5:

RBC is a global business providing financial services in many jurisdictions around the world. Throughout our global platform, we are committed to maintaining the highest standards of business conduct.

RBC strongly supports laws enacted by Canada and the other jurisdictions in which it carries on business that are designed to counter tax evasion and tax avoidance, tax fraud, and money laundering. We regularly review our activities, and those of our subsidiaries, to help ensure compliance with applicable tax rules and other regulations.

RBC also supports the work of international organizations such as the Organisation for Economic Co-operation and Development (OECD) to enhance policies and rules governing the global financial system, including commitments to implement tax transparency. RBC welcomes the progress made by the OECD in promoting internationally agreed standards on tax co-operation and transparency, which provide for the full exchange of information between relevant tax authorities on request to facilitate the administration and enforcement of tax laws. In this regard, RBC fully complies with its annual country-by-country reporting obligations arising out of Action 13 of the OECD’s Base Erosion and Profit Shifting initiative.

Royal Bank of Canada

Shareholder proposals

As another critical step in its fight against tax havens, the OECD has introduced a global 15% corporate minimum tax under “Pillar Two” of a two-pillar solution to address the tax challenges of the digitalization of the economy. The Pillar Two rules are expected to apply to RBC effective November 1, 2024, and RBC intends to fully comply with the global minimum tax act to be adopted in Canada, as well as with any other applicable Pillar Two regimes enacted in jurisdictions where it operates.

RBC is committed to providing relevant tax disclosure while also balancing the need to protect confidential and proprietary information, the public disclosure of which could put us at a competitive disadvantage. RBC makes tax disclosures through existing frameworks in compliance with all mandated reporting obligations in the countries where we do business.

RBC’s country-by-country report does not include any relevant compensation data, and therefore it is our view that the public disclosure of this report would not be helpful for the purpose of preparing meaningful and detailed pay ratio calculations.

In addition, voluntarily expanding our public disclosure practices to include our country-by-country reporting could result in the disclosure of sensitive information about RBC’s operations, putting RBC at a competitive disadvantage. We currently file our country-by-country report privately with relevant tax authorities, and any tax authority that receives the reported information is required to maintain its confidentiality in light of its competitively sensitive nature. We are also mindful of the possibility for the data included in our country-by-country report being misinterpreted if disclosed publicly due to the complexity of our operations, and this risk would be further exacerbated if only portions of the full report were disclosed.

We cannot support this proposal as the information contained in the bank’s country-by-country report could be used inappropriately if publicly disclosed; the voluntary public disclosure of this information would not provide incremental data that would allow for the preparation of meaningful detailed pay ratio calculations; and such disclosure could put RBC at a competitive disadvantage because other multi-national peer financial institutions are not required to disclose such information.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 6:

It is proposed that the Bank produce a report on the loans it granted over the past few years in support of a circular economy and the steps the Bank intends to take to develop the expertise needed to properly enhance the value of these businesses.

Supporting statement

This proposal garnered the support of more than 10% of the votes last year. We have read your position statement in the 2023 Management Proxy Circular and acknowledge the actions taken to that end. We have also attentively read the Bank’s ESG report in which we found little information on the various initiatives that might reassure us as to your positions on the circular economy.

While we are aware that it can be complex, as you mention in your Management Proxy Circular, to monitor the loan activities that support the circular economy, we believe that with the help of artificial intelligence and new technologies, such information can be found and shared with all shareholders and stakeholders. We therefore renew our request for disclosure.

BOARD RESPONSE TO PROPOSAL NO. 6:

RBC believes a circular economy provides a valuable approach through which key environmental objectives, such as reducing greenhouse gas emissions and protecting biodiversity, can be advanced. However, RBC believes that this proposal is redundant to efforts already being undertaken by the bank.

Through the measures that it has in place today, RBC is able to support clients who are pursuing circular economy objectives and monitor financing activity – including loan activity – that is aligned to such objectives.

More specifically, our Sustainable Finance Framework (available at rbc.com/esgreporting) includes a specific eligible activity category for projects or businesses that facilitate or carry out circular economy activities. These activities are eligible under RBC’s commitment to facilitate $500 billion in sustainable finance by 2025. Sustainable finance refers to financial activities that take into account ESG factors.

In its 2023 Climate Report, the bank discloses performance against its sustainable finance commitment and additional detail on the eligible green activities financed through its Sustainable Finance Framework. The bank reports on the value of financing for the most significant eligible green activities, such as renewable energy, and financing associated with circular

Royal Bank of Canada

Shareholder proposals

economy is reported together with other green activities. The monitoring of these eligible green activities under this framework enables the bank to encourage such activities across its banking teams and better understand whether there are challenges in financing them.

The board believes that through the measures and initiatives described above, the bank is able to contribute to the environmental objectives advanced by a circular economy and monitor how it supports its clients and the communities that it serves in that regard. RBC remains open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability, and to evolve methodologies as needed to reflect the developing marketplace.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 7:

It is proposed that the Bank hold an annual advisory vote on its environmental and climate change objectives and action plan.

Supporting statement

According to an online survey conducted in October 2022 by Léger Marketing and the Association for Canadian Studies on behalf of The Canadian Press, 70% of Canadians are worried or very worried about climate change. The high percentage of votes cast in support of our shareholder proposal last year accurately reflects this concern in the country. Furthermore, this vote surely gives voice to the concerns of the company’s shareholders regarding the scope of the environmental actions taken. The recent forest fires and last year’s floods did little to attenuate their fears, and more likely stoked them.

A recent Oxfam Quebec report1 on the carbon footprint of Canadian bank portfolios invites shareholders to be more demanding as regards the efforts devoted on that score. One observation drawn from this report bears highlighting:

“[N]ot only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.”

The report even describes their initiatives as unambitious:

“[T]he total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020–2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion.”

Little time remains to clean up our environment and make the world a better place for future generations. It is therefore important that shareholders be allowed to express their opinions on the actions that our organizations intend to take over the next few years and push them to be more proactive.

Interestingly, France has a “say on climate” bill2 that would require all listed corporations to submit their “climate and sustainability” strategy to shareholders every three years or in the event of a material change thereto.

1	A closer look at the carbon footprint of Canadian bank portfolios, X. Hubert Rioux, Institut de recherche en économie contemporaine (IRÉC), 2022-canada-banks-carbon-footprint-report.pdf (oxfam.qc.ca)
2	Projet de loi relatif à l’industrie verte https://www.vie-publique.fr/loi/289323-industrie-verte-decarbonation-projet- de-loi

BOARD RESPONSE TO PROPOSAL NO. 7:

The board is responsible for the bank’s priorities, business plan, strategy, risk appetite and culture. It considers how to allocate the bank’s current and future resources between achieving business objectives, implementing and acting on its climate strategic priorities as part of the bank’s short-, medium- and long-term strategy, and balancing the interests of shareholders, employees, clients, creditors and the communities we serve. It is also responsible for monitoring the implementation and effectiveness of the approved strategic and operating plans. Additionally, through its committees, the board oversees risk management, including climate risk, and ESG reporting to stakeholders, including shareholders.

An annual advisory vote on the bank’s approach to climate change, even if non-binding in nature, would result in the creation of a new governance structure for approving an important component of the bank’s strategy, inconsistent with the board’s responsibility and accountability as outlined in the Corporate Governance Guideline adopted by the Office of the Superintendent of Financial Institutions. Furthermore, it would be an ineffective tool to clearly express the many facets of our shareholders’ views on such a very complex matter.

Royal Bank of Canada

Shareholder proposals

Effective climate oversight and board engagement require directors to keep pace with the rapidly evolving and complex climate change landscape. The board has approved the bank’s climate strategy, the RBC Climate Blueprint, leveraging its expertise and understanding of the bank’s businesses, the markets in which it operates, the risks and opportunities it is facing, the business activities of its clients, the interest of its stakeholders including the communities that RBC serves, as well as the bank’s Purpose, Vision and Values.

The board also relies on management’s highly technical knowledge of the complexities of the bank’s businesses and day-to-day operations in implementing the bank’s climate strategy. Throughout the year, the board and its committees engage frequently with management on climate-related issues that relate to their respective areas of oversight responsibility. As such, the board and management are best positioned to fully assess in a timely manner the appropriateness of the multiple components of the bank’s strategy, including its climate strategy.

RBC has strong ambitions, beliefs and a strategy regarding its climate change objectives, which are outlined in its 2023 Climate Report (available at rbc.com/climate). Furthermore, in November 2023, RBC released its Client Engagement Approach on Climate – Energy Sector (available at rbc.com/climate)1, which describes RBC Capital Market’s approach to engagement with its energy sector clients, including what we believe to be a credible client transition plan, and our 2023 Climate Report includes the results of the assessment of these clients against the transition readiness framework described in this document.

RBC’s governance approach is one of continuous improvement and it monitors emerging best practices aimed at further aligning climate goals with the interests of the bank’s stakeholders, including shareholders. RBC is committed to open and responsible communications with its shareholders, and it actively engages in dialogues with investors and governance advocates – adopting policies responsive to their concerns when it is in the interests of all stakeholders. A responsive approach throughout the year is the most appropriate and effective solution to incorporating shareholders’ views into RBC’s climate strategy.

The board recommends you vote AGAINST this proposal.

1	Additional information about the Client Engagement Approach is available at the end of this Schedule A.

Withdrawn proposals

Proposal A was submitted jointly by Bâtirente, régime de retraite des membres de la CSN of 2175 De Maisonneuve Boulevard East, Suite 203, Montreal, QC H2K 4S3, represented by Æquo Shareholder Engagement Services and Vancity Investment Management Ltd., asking RBC to report on 1) its expectations of what a credible transition plan is for clients in sectors most exposed to climate-related risks and 2) procedures to ensure these transition plans will help RBC reach its 2030 interim targets to reduce the financed emissions associated with its lending portfolios.

Following discussions with RBC, the proponents agreed to withdraw this proposal further to RBC’s commitment to report in its 2023 Climate Report portfolio-level results of the assessment of RBC Capital Markets’ energy sector clients using the transition readiness framework (the Framework), as described in the RBC Capital Markets Client Engagement Approach on Climate – Energy Sector (the Client Engagement Approach), including where such clients are located on the Framework’s maturity scale. Starting in the 2024 Climate Report and annually thereafter, RBC will report portfolio results of the annual assessment of RBC Capital Markets’ energy sector clients as well as their progress over time along the Framework’s maturity scale. In addition, RBC will share key learnings and insights from its client engagement in line with the Client Engagement Approach, including how RBC Capital Markets is supporting its clients reduce their emissions.

Proposal B was submitted jointly by B.C. General Employees’ Union (BCGEU) of 4911 Canada Way, Burnaby, BC V5G 3W3; the Atkinson Foundation of 130 Queens Quay East, West Tower, Unit 900, Toronto, ON M5A 0P6, the Hamilton Community Foundation of 120 King Street West, Suite 700, Hamilton, ON L8P 4V2, the Pension Plan of the United Church of Canada of 3250 Bloor Street West, Suite 300, Toronto, ON M8X 2Y4, and the United Church of Canada of 3250 Bloor Street West, Suite 200, Toronto, ON M8X 2Y4, represented by the Shareholder Association for Research & Education (SHARE); and the Greater Manchester Pension Fund of 5 Manchester Road, Droylsden, Tameside, M43 6SF United Kingdom, represented by Pension & Investment research Consultants Ltd. (PIRC). Following discussions with RBC, the proponents agreed that the following proposal would not be submitted for a shareholder vote. As requested by the proponents, this proposal and the proponents’ supporting statement, as well as the board response are set out below.

Royal Bank of Canada

Shareholder proposals

PROPOSAL B:

RESOLVED, shareholders request the bank conduct and publish (at reasonable cost and omitting proprietary information) a third-party racial equity audit analyzing RBC’s adverse impacts on communities of colour and Indigenous people. Input from civil rights organizations, employees, and customers should be considered.

Supporting Statement

Financial institutions play a key role in society, allowing businesses and individuals to access essential economic opportunities through a range of financial products and services, including credit and loan services, savings accounts, and investment management. Financial institutions have the responsibility to ensure that their business operations do not have adverse impacts on communities of colour and Indigenous people.

An estimated 2% of Canadians are “unbanked”,1 while 15-25% are “underbanked”. Unbanking and underbanking have a disproportionate effect on Indigenous peoples.2 The Financial Consumer Agency of Canada found that racialized or Indigenous bank customers are subjected to discriminatory practices3, were more likely than other customers to be recommended inappropriate products, were not presented information in a clear and simple manner and were offered optional products such as overdraft protection and balance protection insurance.

In recent years, RBC has been subject to negative media coverage regarding discrimination against customers and employees. In January 2023, the US Justice Department announced a US$31 million settlement with RBC subsidiary City National Bank over allegations of lending discrimination in Los Angeles.4 The Department alleged that RBC’s subsidiary perpetuated “redlining,” a racist practice that is prohibited under the Fair Housing and Equal Credit Opportunity Acts, by systematically avoiding marketing and underwriting mortgages in predominately Black and Latino neighbourhoods.5

Additional recent race-based allegations against RBC include the use of high-pressure sales tactics 6, racial profiling 7, and other reports of alleged misconduct.8

RBC has committed to enabling economic inclusion through its Action Plan Against Systemic Racism. Although well intentioned, such initiatives do not constitute an alternative to racial equity audits.

A racial equity audit is an independent examination of business practices intended to identify and remediate potential and actual discriminatory outcomes on people of colour and Indigenous people. Such an assessment would help shareholders, employees, and customers understand whether RBC’s initiatives are aligned with its stated racial equity commitments while ensuring that the bank’s business activities falling outside the Action Plan do not discriminate against people of colour and Indigenous people.

Racial equity audits have proven to be effective risk mitigation tools as they help manage material legal, financial, regulatory, and reputational business risks by identifying, prioritizing, remedying, and avoiding adverse impacts on communities of colour and Indigenous people beyond the workplace.

At RBC’s 2023 annual meeting, 42% of votes were cast in favour of a third-party racial equity audit. However, in contrast with a number of its US and Canadian peers, RBC has not confirmed its intention to conduct this assessment.

We urge RBC to assess its business activities through a racial equity lens in order to obtain a complete picture of how it contributes to and could help dismantle systemic racism.

1	https://www.bankofcanada.ca/wp-contenUuploads/2023/10/sdp2023-22.pdf
2	https://bcbasicincomepaneLca/wpcontent/uploads/2021/01/FinancialInclusioninBritishColumbiaEvaluatingtheRoleofFintech.pdf
3	https://www.canada.ca/en/financiakonsumer-agency/programs/research/mystery-shopping-domesticretail-banks.html
4	https://www.iustice.gov/opa/pr/justice-department-secures-over-31-milliori-city-national-bank-address-lending-discrimination
5	https://www.latimes.com/california/story/2023-01-12/city-national-bank-redlining-settlement
6	https://www.cbc.ca/neWs/business/banks-racial-discrimination-report-1.6473715
7	https://ottawa.ctvnews.ca/rbc-client-accusing-bank~of-racism-after-police-called-to-investigatetrahsaction-1.6577256
8	https://www.cbc.ca/news/canada/saskatoon/land-defenders~climate-activists-rally-downtown-1.6803576

Royal Bank of Canada

Shareholder proposals

BOARD RESPONSE TO PROPOSAL B:

We received a total of six proposals from each of BCGEU, the Atkinson Foundation (represented by SHARE), the Hamilton Community Foundation (represented by SHARE), Pension Plan of the United Church of Canada (represented by SHARE), United Church of Canada Treasury (represented by SHARE) and the Greater Manchester Pension Fund (represented by PIRC), each of which called on the bank to conduct and publish a third-party racial equity audit analyzing RBC’s adverse impacts on communities of colour and Indigenous peoples.

We acknowledge the concerns raised by the proponents, and agreed in November 2023 to conduct a third-party racial equity audit of our employment practices in 2024 and a third-party racial equity audit of our business practices in 2025. These audits will include input from civil rights organizations, employees and customers, as determined by the auditor(s) in charge of these audits.

After the completion of the third-party racial equity audit of the employment practices in 2024 and the third-party racial equity audit of the business activities in 2025, the auditor will publicly disclose a comprehensive report of the audits, inclusive of the findings and recommendations formulated by the auditor.

RBC will subsequently or concomitantly publicly report on the actions it intends to take in application of the auditor’s recommendations in the spirit of demonstrating RBC’s commitment to identifying and helping to address issues that can impede the success of Black, Indigenous, and other racialized groups.

RBC commits to ongoing dialogue with the proponents related to the matters raised in the proposal.

On the basis of our announcement and related commitments, the proponents agreed to withdraw the six proposals.

Following discussions with RBC, BCGEU, with the support of the Union of British Columbia Indian Chiefs, agreed that proposal C would not be submitted for a shareholder vote. As requested by BCGEU, the proposal and BCGEU’s supporting statement, and the board response are set out below.

PROPOSAL C

RESOLVED shareholders request the Board of Directors provide a report to shareholders (at reasonable cost and omitting proprietary and confidential information) outlining the effectiveness of RBC’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Supporting Statement

RBC faces considerable scrutiny for its role in funding companies whose projects and operations have failed to obtain free, prior and informed (FPIC) consent from Indigenous communities. This includes Santos’ Barossa gas project in Australia1; the Dakota Access Pipeline and Enbridge’s line 3 replacement project2 in the United States3; Glencore’s Cerrejon coal mine in Colombia4; and the Coastal Gaslink5 and Trans Mountain6 pipelines in Canada.

Where violations of Indigenous rights occur, companies may face reputational damage, project disruptions and delays, cost overruns and civil and criminal liability.7 These violations may also present legal, financial, regulatory, and reputational business risks to the bank and its shareholders.

It is increasingly recognized that loss of nature and degradation of ecosystems poses a serious systemic risk for the global economy,8 and the recognition and protection of Indigenous Peoples’ rights is one of the most effective ways of protecting nature.9 RBC acknowledges “that the national priorities of Net Zero and reconciliation with Indigenous Peoples are inextricably linked. In the same spirit, we expect RBC’s reconciliation journey will increasingly intersect with our climate priorities.”10

At the 2023 RBC annual meeting of shareholders, 27% of shareholders voted in favour of a resolution calling on the bank to amend its human rights position statement and to inform itself as to whether clients have operationalized FPIC. At this meeting, Indigenous water protectors, hereditary leaders and elders were barred from the main meeting room and forced to attend the meeting from a separate reserve room. Many had traveled to express concerns with the Coastal Gaslink project, which failed to obtain FPIC, but were prevented from meaningful participation at the meeting.

Royal Bank of Canada

Shareholder proposals

RBC’s competitors and peers have made commitments towards operationalizing FPIC in some cases by invoking the UN Declaration on the Rights of Indigenous Peoples (UN DRIP) as well as policy, education and risk management amendments and reviews11. RBC acknowledges that:

“Meaningful engagement and consent is an ongoing exercise of building trust, sharing information, and acting to realign the terms of the partnership based on evolving priorities. It also includes the possibility of saying no – some projects will not align with community values, and they may have to be rerouted or in some cases abandoned.”12

Effective policies that protect Indigenous rights are critical to managing material risk and avoiding unnecessary delay, uncertainty, and controversy. This report will help our company more effectively mitigate risk while giving RBC additional leverage to effect meaningful and necessary progress on the path towards reconciliation.

1	https://www.afr.com/companies/energy/banks-targeted-in-fresh -barossa-gas-battle-20230404-p5cxv0
2	https://financialpost.com/fp-finance/banking/royal-bank-canada-faces-shareholder-vote-on-climate-standards
3	https://www.cbc.ca/news/canada/montreal/dapl-protest-demonstration-banks-1.3840904
4	https://www.theenergymix.com/2023/06/27/rbc-scorched-for-giant-loopholes-in-coal-investment-policy/
5	https://www.cbc.ca/news/canada/british-columbia/rbc-coastal-gaslink-defends-1.6412189
6	https://twnsacredtrust.ca/press-release-be-first-nations-highlight-canadian-banks-pattern-of-supporting-trans-mountainexpansion-through-preferential-rates/
7	https://www.coforado.edu/program/fpw/sites/default/files/attached-files/sociafcostandmateriallossO.pdf
https://amazonwatch.org/news/2022/0622-the-business-case-for-indigenous-rights
8	https://www.lse.ac.uk/granthaminstitute/news/finance-at-the-nature-frontier/
9	https://www.unep.org/news-and-stories/story/indigenous-peoples-and-nature-they-protect
10	https://thoughtleadership.rbc.com/92-to-zero-how-economic-reconciliation-can-power-canadas-climate-goals/
11	See TD Bank and BMO 2023 proxy circulars.
12	https://thoughtleadership.rbc.com/92-to-zero-how-economic-reconciliation-can-power-canadas-climate-goals/

BOARD RESPONSE TO PROPOSAL C:

RBC respects, supports and is investing in the integration of human rights standards for Indigenous peoples within its operations.

As mentioned in our response to the proposal submitted last year by the same proponent1, in 2023, RBC reviewed its approach to human rights and published its updated Human Rights Position Statement (available at rbc.com/esgreporting) recognizing the importance of free, prior and informed consent and the role of Indigenous peoples in decision-making. This statement also outlines RBC’s commitment to respecting those internationally recognized human rights contained in international human rights instruments including the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP). In the development of this statement, we were informed by internal and external parties, including employees, Indigenous leaders, investors, clients, civil society and community representatives.

RBC recognizes the importance of free, prior and informed consent and the role of Indigenous peoples in decision-making. As a signatory to the Equator Principles, RBC is committed to assessing and managing risks (including with respect to free, prior and informed consent) for project finance-related transactions as prescribed by the Equator Principles. For lending outside of project finance, in 2023, RBC expanded its environmental and social risk assessment process by updating its environmental and social review questionnaire for capital markets transactions over a specified threshold across all sectors2, with plans to extend its scope to our Canadian Banking Corporate Client Group in 2024. The refreshed environmental and social review is intended to improve the identification of ESG factors in the bank’s lending decisions, including information on whether a client’s operations may impact Indigenous peoples, communities or lands. Where such impacts are identified, transactions may be escalated to senior management, and with the support of Group Risk Management, to a senior oversight committee for further review.

As noted in our Human Rights Position Statement, we will work to continue integrating our commitment to respect human rights into operational policies and procedures across the organization, and we intend to assess and refine key performance indicators to measure our success in operationalizing these commitments and continuously improve our approach to human rights.

In 2024, RBC is expected to define the scope for a third-party racial equity audit of its business practices, with the assessment expected to take place in 2025. This assessment is intended to help refine the pillars of RBC’s diversity and inclusion strategy, specifically in relation to enabling economic inclusion.

After discussions with BCGEU and UBCIC on the proposal submitted in connection with the 2024 meeting of shareholders, the bank has agreed to instruct the independent consultant in charge of this assessment to include into its scope a review of the integration of human rights standards for Indigenous peoples, including those contained in UNDRIP, within the bank’s general corporate and project finance activities and the effectiveness of RBC’s supporting policies, procedures and key performance indicators in that regard, as requested by the proposal. The findings and recommendations following this review will be included in the independent consultant’s report which will be publicly disclosed once the overall assessment of the bank’s business practices is completed. RBC will subsequently or concomitantly publicly report on the actions it intends to take in application of the independent consultant’s recommendations.

Royal Bank of Canada

Shareholder proposals

We are committed to continuing our progress in ensuring that the bank’s policies and procedures reflect human rights standards for Indigenous peoples contained in international instruments such as UNDRIP. We recognize that implementing free, prior and informed consent in the corporate sector is complex and evolving and will require new approaches and creative ways of many stakeholders working together.

1	See our 2023 circular on pages 104-105, available at rbc.com/annualmeetings.
2	Lending to Capital Markets fund and select investment-related clients are excluded from the updated due diligence process.

Following discussions with RBC, MÉDAC agreed that proposals D, E, F and G would not be submitted for a shareholder vote. As requested by MÉDAC, the proposals and MÉDAC’s supporting statements (translated from French to English), and the board responses are set out below.

PROPOSAL D:

It is proposed that the languages mastered by officers be disclosed in the Management Proxy Circular.

Supporting statement

In 2023, we tabled a shareholder proposal requesting that the languages mastered by the directors of twenty or so public companies be disclosed. As a result of discussions, virtually all of these businesses — including the seven major banks — agreed to disclose this information. This new proposal is asking that the same information be disclosed for officers, at the very least “named executive officers.” 1

In recent years, several public controversies about language have tainted the reputation of major public companies with respect to their social responsibility and their interpretation of their duties and obligations with respect to the diversity inherent in our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community.

Such situations, harmful from every point of view, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through a formal and official disclosure, the languages mastered by the Company’s officers. Obviously, by “mastered,” what is understood is a level of language sufficient to allow its generalized use in all spheres of activity of both legal and physical persons; a level of language sufficient to enable all officers to assume their duties and functions fully and completely with their teams, the shareholders and all parties.

1	As defined, including without limitation, in Regulation 51-102 respecting continuous disclosure obligations.

BOARD RESPONSE TO PROPOSAL D:

RBC is a global financial institution, serving more than 17 million clients in Canada, the U.S. and 27 other countries. In line with our purpose, vision and values, including our value of putting the client first, we strive to provide excellent customer service to all our clients regardless of region or language and provide services in a manner that is sensitive to the cultural and community environment in which we operate.

We take an integrated approach to talent management using a comprehensive framework aligned to our business strategies. Our future-focused leadership model outlines our expectations of leaders in today’s competitive landscape. We assess, identify and develop executives and high-potential talent to build leadership capabilities with a goal to enable a diverse group of leaders who will drive our performance and lead RBC into the future.

Although we do not consider languages spoken by our executives as an area of our diversity and inclusion priorities and programs, we view language skills as an important characteristic for our executives to meet the needs of our clients.

As disclosed on page 37 of this circular, all ten members of our Group Executive speak English fluently, one speaks French fluently and two can speak another language1.

1	The numbers include multiple responses among members of the Group Executive who can speak more than one language.

Royal Bank of Canada

Shareholder proposals

PROPOSAL E:

It is proposed that the Board of Directors consider thinking about making a contribution to society by devoting a certain percentage of the Bank’s earnings to the support of ESG causes, including inequality and the environment.

Supporting statement

To address the scale of the climate crisis and growing inequality, we propose creating a new type of dividend that extends the sharing of the value created by the organization to projects with strong social and environmental benefits.

Drawing from the example of Crédit Mutuel (France) and the MAIF (Mutuelle d’assurance pour les instituteurs de France),1 the amounts thus generated could then be devoted to climate, social and ecological transitions. For instance, these amounts could be used to acquire interests in businesses that do not necessarily have an immediate profitability objective, but do have a positive impact on inclusion and the environment; for example, this might include investing in renewable energy or creating bicycle garages in cities, supporting existing and future clients who are most exposed to climate events and who are more economically vulnerable, granting interest-free energy retrofit loans to low-income clients, and so on.

1

Crédit Mutuel et la Maif vont allouer une part de leurs profits à des projets sociétaux, ID Info durable, 2023-01-26 https://www.linfodurable.fr/investir-durable/en-bref/climat-credit-mutuel-et-maif-vont-allouer-une-part-de-leurs- profits-36180

BOARD RESPONSE TO PROPOSAL E:

RBC agrees with the importance of giving back to society to support ESG causes which is at the core of this proposal. For RBC, generating and distributing economic value is about how we fulfil our obligations to the economy and promote the wellbeing of society at large. That distribution is reflected in the compensation and benefits we provide our employees, in the dividends paid to our shareholders, in meeting our tax obligations at all levels of government and in the investments we make in the communities we serve.

As a co-founder of Imagine Canada’s Caring Company Program, RBC has been investing a minimum of 1% of its Canadian net income before income taxes in support of charitable and non-profit ESG initiatives in Canada since 1988. In 2022, we expanded this commitment and set a community investment target of 1% of net income before taxes (based on a five-year rolling average) in RBC core markets (Canada, U.S., U.K. and Europe) by 2025.

In 2023, RBC provided over $170 million globally in cash donations and community investments to our network of approximately 800 charitable partners around environment, financial wellbeing, youth skills, diversity and inclusion, and Indigenous causes.

In fact, since 2020, we have actually surpassed 1% of our global net income before tax in community investment.

Finally, in addition, RBC Capital Partners has made a number of venture capital and private equity fund investments in support of climate change as well as diverse and underrepresented clients and communities, including women, Black, Indigenous and people of colour. Since 2019, RBC has committed over $160 million to such investments.

PROPOSAL F:

It is proposed that the Board of Directors consider the appropriateness of introducing a new incentive compensation guideline linking a portion of the compensation of all employees to the organization’s performance on its ESG goals.

Royal Bank of Canada

Shareholder proposals

Supporting Statement

In April 2022, Mastercard CEO Michael Miebach announced that the company was extending its incentive compensation program linked to ESG goals to all employees.1 Referring to the previous year’s implementation of such a program for executive officers, Mr. Miebach said that this compensation strategy allowed them to meet or exceed the goals that had been set. He added:

“Each and every one of us shares the responsibility to uphold our ESG commitments […] That’s why we’re extending that model to our annual corporate score and all employees globally, taking our shared accountability and progress to the next level.”2

Like Mr. Miebach, we believe that meeting many of the ESG goals depends not only on executive officers, but on all employees who, in their daily work, can contribute significantly to achieving and exceeding the organization’s primary goals, and suggest innovative ways to reach them faster. According to Mastercard’s CEO, this new compensation strategy for all employees has allowed him to accelerate the company’s net-zero timeline by a decade, to 2040 from 2050.3

1

Sharing accountability and success: Why we’re linking employee compensation to ESG goals, Michæl Miebach (CEO), Mastercard, 2022-04-19 https://www.mastercard.com/news/perspectives/2022/esg-goals-and- employee-compensation/

2	Mastercard ties ESG to all employee pay, Rick Spence, Corporate Knights, 2022-06-01 https://www.corporateknights.com/leadership/mastercard-ties-esg-to-all-employee-pay/
3	Mastercard to link all employee bonuses to ESG goals, Reuters, 2022-04-19 https://www.reuters.com/business/finance/mastercard-link-all-employee-bonuses-esg-goals-2022-04-19/

BOARD RESPONSE TO PROPOSAL F:

As stated on page 72 of this circular, as a global bank, it is important that we identify, understand and respond to the ESG risks and opportunities that matter most to our stakeholders and our business. RBC continues to evolve and refine our ESG strategy by taking into consideration lessons learned and adapting to a complex environment.

In order to drive leadership accountability in advancing positive change, we have built into the design of our executive compensation program ESG considerations reflecting the bank’s strategic approach to ESG.

Individual performance objectives for our CEO and other members of the Group Executive1 in our short-term incentive (STI) program are tied to RBC’s financial performance, client outcomes and contribution to our risk and strategic objectives, including environmental sustainability, and social and governance practices. Our STI program includes a 30% weighting on risk and strategic objectives.

In addition, since 2023, the medium-term incentive (MTI) and long-term incentive (LTI) programs for our CEO and other members of the Group Executive1 include a medium-term climate-based objective related to progress towards the strategic priorities of the RBC Climate Blueprint (available at rbc.com/climate). This climate-focused assessment provides additional incentive for the CEO and other members of the Group Executive to accelerate RBC’s progress towards these priorities, and enables the board to recognize their efforts by applying a modifier to MTI and LTI awards, taking into consideration their actions supporting our climate strategy.

RBC will consider the appropriateness of introducing a new incentive compensation guideline linking a portion of the compensation of employees to the bank’s performance on its ESG strategy, as requested by this proposal. We plan on developing a scorecard of key ESG metrics that we manage and monitor and that underpin our ESG approach. This ESG scorecard could help inform ESG goal setting activities within the bank broadly, first through a test-and-learn-pilot integration of qualitative goals for a small group of employees. However, the implementation of such a broader change will require a multi-year approach to gather goals that are relevant and measurable to a broad employee base, and then to consider the direct and indirect impact on employee compensation.

1

Excludes the CEO and Group Head, RBC Capital Markets, who participates in the Capital Markets Compensation Program. Refer to pages 73 and 74 of this circular for our discussion of how ESG factors are incorporated into the Capital Markets Compensation Program.

PROPOSAL G:

It is proposed that the Board of Directors undertake to present, within the next three years, an ESG report with reasonable assurance instead of limited or no assurance.

Supporting statement

Like many other investors, we examine the ESG reports prepared by our Canadian banks in the hopes of finding accurate, reliable and comprehensive information. Although some retain audit firms to give a limited assurance as to the quality of the information presented, we feel it would be appropriate for the Bank to reconsider the assurance level of its report so as to avoid the increasingly common criticism of greenwashing.

Royal Bank of Canada

Shareholder proposals

According to a recent PwC report, 1 “[in] Canada, only 8% of companies in our analysis subject their sustainability reporting to the same level of reasonable assurance as their financial statements.” The experts who drafted this report continue, “[l]imited assurance is a good first step. But it’s only an interim measure in the eyes of regulators and investors. Our Global Investor Survey 2022 explored the factors that increase confidence in assessing the accuracy of an organization’s sustainability reporting. Nearly three-quarters (73%) of investors in Canadian companies say reasonable assurance helps. By contrast, only 46% feel the same way about limited assurance – underscoring the importance of preparing for reasonable assurance and producing investor-grade ESG reporting.”

We believe that reasonable assurance every three years might help reassure all stakeholders as to the quality of the information disclosed.

“A practitioner can provide two types of assurance engagements: a reasonable assurance engagement or a limited assurance engagement.

The nature, timing and extent of procedures performed in a limited assurance engagement is limited compared with that necessary in a reasonable assurance engagement, but is still planned to obtain a level of assurance that is, in the practitioner’s professional judgment, meaningful.” 2

1	Why Canadian companies need to prepare for ESG assurance, PwC https://www.pwc.com/ca/en/today-s-issues/environmental-social-and-governance/net-zero/preparing-for-esg-assurance.html
2

Sustainability assurance alert: Third-party assurance over sustainability information, Bulletin, July 2021, CPA Canada https://www.cpacanada.ca/en/business-and-accounting-resources/audit-and-assurance/standards-other-than-cas/publications/sustainability-assurance-alert-third-party-assurance

BOARD RESPONSE TO PROPOSAL G:

RBC agrees with the importance of publishing ESG-related disclosures that are accurate and reliable, and that assurance provides an important role in building trust in such disclosures. Like many other financial institutions, we have been on a journey to improve the consistency, comparability, and reliability of our disclosures to keep pace with evolving investor expectations and the regulatory landscape. We are committed to maintaining high standards of controls and governance, and have been voluntarily seeking independent limited assurance on a growing number of our ESG metrics since 2015.

A reasonable assurance opinion requires more extensive, relevant, and reliable underlying evidence than limited assurance. Reasonable assurance is predicated on having a global framework for sustainability reporting and profession-agnostic assurance and ethics (including independence) standards, and requires competence building and upskilling across the reporting ecosystem. While significant progress has been made towards such a framework, a final globally accepted framework is not yet in place. For these reasons and consistent with recent findings in a report published by the International Organization of Securities Commission (IOSCO)1, we believe that limited assurance is a more realistic objective in the short-term and that committing to reasonable assurance within the next three years is premature.

The ESG regulatory landscape continues to evolve with regulators across the various jurisdictions in which RBC operates moving to mandate ESG disclosures with differing standards and assurance requirements. RBC has participated in various consultations to shape the future of sustainability reporting both in Canada and internationally through industry associations, including the Canadian Bankers’ Association2, highlighting support for harmonization in disclosure requirements to drive consistent and comparable disclosure. From an assurance perspective, regulators are in the early stages of undertaking assessments to determine whether reasonable assurance is feasible for auditors and companies, and if so, when, before they introduce such requirements. We believe that this feasibility assessment by regulators is a critical first step to determine market readiness for reasonable assurance and to inform implementation approaches and timelines for large and small companies alike.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) does not require any explicit assurance requirements under its new Guideline B-15 – Climate Risk Management. In addition, there are also no assurance requirements under the sustainability standards developed by the International Sustainability Standards Board (ISSB). We are awaiting further action from the Canadian Securities Administrators on the adoption of the ISSB sustainability standards and to provide direction on the level of assurance required for reporting issuers in Canada. In Europe, the Corporate Sustainability Reporting Directive is expected to adopt standards for reasonable assurance by 20283. These regulations will collectively guide and inform our implementation timelines.

Royal Bank of Canada

Shareholder proposals

Furthermore, as noted by IOSCO, investors see consistent and comparable application of assurance (including independence) standards for sustainability-related information as key to supporting high-quality assurance engagements. To address the absence of a commonly agreed standard for the assurance of sustainability reporting, the International Auditing and Assurance Standards Board has published a draft standard suitable for any sustainability assurance engagement, designed to apply across all reporting frameworks. The standard is expected to be finalized by the end of 2024, but it will take the assurance profession further time to build the capacity required to deliver on mainstream assurance and for the required competence building and upskilling to take place across the ecosystem.

For RBC, the roadmap towards reasonable assurance is a multi-year journey that is informed by the evolving standard-setting and regulatory landscape described above. We are committed to undertaking reasonable assurance once the standards and regulatory frameworks are in place, and remain committed to improving the quality and reliability of sustainability disclosures for investors by enhancing the bank’s processes, controls, and governance infrastructure under a risk-based approach. Although we believe that it is early to commit to reasonable assurance within the time frame set by this proposal, efforts are underway at RBC to prepare for reasonable assurance, including assessing assurance readiness on select metrics and conducting a critical review of our key performance indicators, under a planned timeline of four years, which may be further accelerated or delayed subject to future regulations.

1

IOSCO is the leading international policy forum for securities regulators and is recognized as the global standard setter for securities regulation. IOSCO members regulate more than 95% of the world’s securities markets in nearly 130 jurisdictions. The IOSCO Report on International Work to Develop a Global Assurance Framework for Sustainability-related Corporate Reporting (March 2023) noted that investors typically see reasonable assurance as a long-term target and limited assurance as a short-term goal, giving consideration to factors such as market readiness and the need to build capabilities, as well as potential costs to organizations. In addition, the IOSCO noted that investors also emphasized the need for an internationally coordinated approach and equivalent standards in all markets to avoid inconsistencies between assurance methodologies and assurance reporting practices, as part of the overall ambition for reasonable assurance.

2

Examples of our participation in industry advocacy include OSFI’s B-15 Guideline and the ISSB’s exposure drafts on its first two sustainability standards: IFRS S1 General Requirements for Disclosure of Sustainability-Related Financial Information and IFRS S2 Climate Related Disclosures. Our advocacy positions consider the interests of not just RBC and the banking sector, but also those of our clients who are at varying stages of maturity and implementation.

3	For more information, see the CSRD, paragraphs 60, 61, and 62, and EU Audit Directive (2006/43/EC), Articles 26a, 27a, and 28a, as amended by the CSRD.

Additional information about the Client Engagement Approach on Climate – Energy Sector

The clients in scope for the Client Engagement Approach on Climate – Energy Sector (the Client Engagement Approach) are the RBC Capital Markets clients that fall within RBC’s 2030 interim targets for the oil and gas and power generation sectors. RBC’s 2030 interim target for the oil and gas sector covers the upstream, downstream and integrated sub-sectors and excludes midstream and services. RBC’s 2030 interim target for the power generation sector covers electricity generation and excludes clients exclusively involved in the transmission and distribution of power, and non-generation companies in the broader power and utilities sector. The Client Engagement Approach excludes clients whose business is exclusively in renewable or nuclear energy even though they are within scope of the interim target for the power generation sector. This is because these clients have businesses that are assumed to already be significantly aligned with a net-zero future and do not require engagement regarding their transition plans.

The Client Engagement Approach and the goals and targets described therein exclude the practices of: (a) RBC Global Asset Management (RBC GAM), the asset management division of the bank, and RBC Wealth Management (RBC WM). RBC GAM includes the following wholly owned indirect subsidiaries of the bank: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, and RBC Global Asset Management (Asia) Limited. RBC WM includes the following affiliates: RBC Dominion Securities Inc. (Member – Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member – Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company, which are separate but affiliated subsidiaries of the bank; and (b) Brewin Dolphin Holdings PLC and its subsidiaries.

The Client Engagement Approach as well as details on RBC’s 2030 interim targets, climate strategy, plans and progress can be found at rbc.com/climate.

Important notice regarding this proxy circular

This circular includes information about a number of RBC’s ESG-related (including climate- and diversity-related) objectives, vision, commitments, goals, metrics and targets.

RBC’s commitment to achieving net-zero emissions in our lending by 2050 is not inclusive of the activities of and the assets under management or administration by RBC Global Asset Management (RBC GAM)1 and RBC Wealth Management (RBC WM)2.

RBC’s activities described in this circular, and ESG-related metrics, data and other information relevant to its activities and commitments contained in this circular are or may be based on assumptions, estimates and judgements. Any commitments, goals and targets discussed in this circular are aspirational. Our ESG-related commitments, goals, and targets, as well as the disclosures of our progress against such commitments, goals and targets, have been, and in the future may need to be, restated, changed or recalibrated as available data improve and as climate science, transition pathways and market practices regarding standards, methodologies, metrics and measurements evolve. The achievement of RBC’s commitments discussed in this circular will depend on the collective efforts and actions across a wide range of stakeholders outside of its control, and there can be no assurance that they will be achieved. For further cautionary statements relating to ESG-related metrics, data and other information in this circular, refer to the “Important notice regarding this Report” section in RBC’s most recent ESG Progress Report.

Any references to “ESG”, “sustainable finance”, “carbon neutral”, “net-zero” or similar terms in this circular are intended as references to the internally defined criteria of RBC and not to any jurisdiction-specific regulatory definition that may exist. We have no obligation to update the information or data in this circular.

All references to websites are for your information only. The content of any websites referred to in this circular, including via website link, and any other websites they refer to are not incorporated by reference. This circular is also not intended to make representations as to the ESG-related initiatives of any third parties, whether named herein or otherwise, which may involve information and events that are beyond our control.

1

RBC GAM includes, but is not limited to, the following wholly owned indirect subsidiaries of RBC: RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, RBC Global Asset Management (Asia) Limited and BlueBay Asset Management LLP.

2

RBC WM includes, but is not limited to, the following affiliates of RBC: (a) RBC Dominion Securities Inc. (Member – Canadian Investor Protection Fund), RBC Direct Investing Inc. (Member – Canadian Investor Protection Fund), Royal Mutual Funds Inc., RBC Wealth Management Financial Services Inc., Royal Trust Corporation of Canada and The Royal Trust Company, which are separate but affiliated subsidiaries of the Bank; and (b) Brewin Dolphin Holdings PLC and its subsidiaries.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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2024